Form 20-F
Heramba Electric plc
filed 2024-08-05
CIK 1995194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report July 26, 2024

Commission File No. 001-42193

Heramba Electric plc

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Ireland

(Jurisdiction of incorporation or organization)

Kiepe Platz 1

D-40599 Düsseldorf

Germany

+49(0)211-7497-0

(Address of principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 (800) 221-0102

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Ordinary shares, nominal value of €0.0001 per share	PITA	The Nasdaq Stock Market LLC
Warrants, each exercisable for one Ordinary Share at an exercise price of $11.50	PITAW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On July 26, 2024, the issuer had outstanding 47,043,407 ordinary shares, nominal value of €0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

Effective as of July 26, 2024 (the “Closing Date”), Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (“Heramba Electric” or “Holdco”), closed the previously announced business combination (the “Business Combination”), pursuant to that certain business combination agreement, dated as of October 2, 2023 (the “Business Combination Agreement”), by and among Project Energy Reimagined Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability (“PERAC”), Holdco, Heramba Merger Corp., an exempted company incorporated in the Cayman Islands with limited liability (“Merger Sub”), Heramba Limited, an Irish private company duly incorporated under the laws of Ireland (“Seller”) and Heramba GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the laws of Germany (“Heramba”). Effective as of the Closing Date, several transactions were completed pursuant to the Business Combination Agreement and the plan of merger, in the following order:

●	immediately prior to the effective time of the Merger (as defined below) (the “Merger Effective Time”), (1) each issued and outstanding PERAC unit (“PERAC Unit”) was automatically separated into its component securities (the “Unit Separation”) and (2) the sole issued and outstanding Class B ordinary share, par value $0.0001 per share, of PERAC (“PERAC Class B Ordinary Share”) was automatically converted into one Class A ordinary share, par value $0.0001 per share, of PERAC (“PERAC Class A Ordinary Shares”, and together with the sole issued and outstanding PERAC Class B Ordinary Share, the “PERAC Ordinary Shares”) (such conversion, the “Closing Class B Conversion”);

●	at the Merger Effective Time, PERAC and Merger Sub entered into a plan of merger (the “Plan of Merger”), pursuant to which Merger Sub merged with and into PERAC (the “Merger”), with PERAC being the surviving company in the Merger (the “Surviving Company”) and becoming a direct, wholly owned subsidiary of Holdco;

●	at the Merger Effective Time, (a) each PERAC Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (which, for the avoidance of doubt, included the PERAC Class A Ordinary Shares held as a result of the Unit Separation and the Closing Class B Conversion) was automatically cancelled in exchange for the right to be issued one ordinary share in the capital of Holdco with a nominal value of €0.0001 per share (“Holdco Ordinary Shares”), (b) each PERAC public warrant (“PERAC Public Warrants”) remained outstanding but was automatically adjusted to become one Holdco public warrant (“Holdco Public Warrants”), (c) each PERAC founders warrant (“PERAC Founders Warrants” and together with the PERAC Public Warrants, the “PERAC Warrants”) remained outstanding but was automatically adjusted to become one Holdco founders warrant (“Holdco Founders Warrants” and together with the Holdco Public Warrants, the “Holdco Warrants”), (d) each PERAC Class A Ordinary Share properly tendered for redemption and issued and outstanding immediately prior to the Merger Effective Time was automatically cancelled and ceased to exist and thus represented only the right to be paid a pro rata portion of the trust account (the “Trust Account”) established for the benefit of PERAC’s public shareholders (“PERAC Public Shareholders”) in connection with PERAC’s initial public offering (the “IPO”) pursuant to PERAC’s amended and restated memorandum and articles of association, as amended and then in effect (the “PERAC Articles”), (e) each dissenting PERAC share issued and outstanding immediately prior to the Merger Effective Time held by a dissenting PERAC shareholder, if any, was automatically cancelled and ceased to exist and thus represented only the right to be paid the fair value of such dissenting PERAC share and such other rights as are granted by the Companies Act (As Revised) of the Cayman Islands, and (f) each ordinary share of Merger Sub issued and outstanding at the Merger Effective Time was automatically cancelled in consideration for the issuance of one validly issued, fully paid and non-assessable ordinary share of par value $1.00 in the Surviving Company;

●	immediately following the Merger Effective Time, pursuant to a share contribution agreement, dated June 27, 2024, entered into by and between the Seller and Holdco (the “Share Contribution Agreement”), the Seller transferred as a contribution to Holdco, and Holdco assumed from the Seller, the shares in Heramba, all of which were held by the Seller, in exchange for the issuance by Holdco of 36,700,000 Holdco Ordinary Shares to Seller; and

●	all deferred ordinary shares in the capital of Holdco with a nominal value of €1.00 each (“Holdco Deferred Shares”) were surrendered by the holder thereof to Holdco for nil consideration and such Holdco Deferred Shares are now held as treasury shares by Holdco in satisfaction of the minimum capital requirements for a public limited company under Irish law.

Prior to the Business Combination, Holdco did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, Holdco became the indirect parent of Kiepe Electric Group, a German-based provider of electric mobility products and solutions for rail vehicles and buses.

The Holdco Ordinary Shares and Holdco Warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “PITA” and “PITAW,” respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “Holdco,” “Heramba Electric” or the “Company” refer to Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland, and its consolidated subsidiaries.

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Report, including the description of the transactions, agreements and other information contained herein and the exhibits hereto, as well as information incorporated by reference herein (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of Holdco, future opportunities for Holdco, future planned products and services, business strategy and plans, objectives of management for future operations of Holdco, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Holdco’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Holdco, which are all subject to change due to various factors. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Holdco. These statements are subject to a number of risks and uncertainties regarding Holdco’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the outcome of any legal proceedings that may be instituted against PERAC, Seller or Heramba following the announcement of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of PERAC and Heramba; the risk that the Business Combination disrupts current plans and operations or the ability of Holdco to grow and manage growth profitably and retain its key employees including its executive team; costs related to the Business Combination; expansion plans and opportunities, including total addressable market estimates; Heramba’s ability to grow its business in a cost-effective manner; the implementation, market acceptance and success of Heramba’s business model; developments and projections relating to Heramba’s competitors and industry; Heramba’s approach and goals with respect to technology; Heramba’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; general economic conditions and other factors affecting Holdco’s business; Holdco’s ability to implement its business strategy; Holdco’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Holdco’s business, Holdco’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; Holdco’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Holdco’s technology infrastructure; changes in tax laws and liabilities; changes in legal, regulatory, political and economic risks and the impact of such changes on Holdco’s business and those factors discussed under the section titled “Risk Factors” in the definitive proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming part of the Registration Statement on Form F-4 of Holdco (Registration No. 333-275903), which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on March 19, 2024 (the “Registration Statement”), which section is incorporated herein by reference.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement/Prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by Holdco or persons acting on its behalf.

iii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The board of directors of Holdco (“Holdco Board”) after the closing of the Business Combination consists of eight members:

Michele Molinari, 59, has served as the Chief Executive Officer and a director of Holdco since the closing of the Business Combination. Previously, Mr. Molinari served as Chief Executive Officer of Molinari Rail Ltd. from 2003 to 2023. During that time, Mr. Molinari served as a member of the Management Board of the SWISSRAIL Industry Association and as a director on the board of several private companies, including Molinari Consulting and Molinary Management Ltd. Mr. Molinari earned a Master’s degree in European Transportation from Nottingham Trent University and a bachelor’s degree in Electrical Engineering from ZHAW Zurich University of Applied Sciences.

Michael Browning, 78, has served as a director of Holdco since the closing of the Business Combination. Mr. Browning combines a decades-long career in real estate and infrastructure, with deep experience in energy and civic service. He currently serves as the lead independent director for Duke Energy Corp., where he has served on the board of directors since 2006 and also chairs the corporate governance and stockholder engagement transaction committees and serves as a member of the compensation and people development committee. From 1977 to 2019, Mr. Browning served as chairman of Browning Consolidated, LLC, an Indianapolis-based real estate development company and continues this role with MGB Holdings, Inc. and from October 2021 to July 2024, Mr. Browning served as the chairman of the PERAC Board. Mr. Browning received his bachelor’s degree from the University of Notre Dame. Mr. Browning was selected to serve on the Board because of his experience in the energy sector and as a chairman of the PERAC Board.

Diego Diaz, 55, has served as a director of Holdco since the closing of the Business Combination. Mr. Diaz has served as International Director of SNCF Group and President of SNCF International since 2013. Prior to joining SNCF, Mr. Diaz was President and Chief Executive Officer of SYSTRA USA from 2009 to 2013. Prior to that, he served in a number of roles for Bombardier Transportation from 2001 to 2008. Mr. Diaz also currently serves on the board of directors of a number of private companies. Mr. DIAZ holds a Master of Science in Aeronautics & Astronautics from Massachusetts Institute of Technology (M.I.T.), an aeronautical engineering degree from ISAE-SUPAERO in Toulouse, France and an MBA from the M.I.T. Sloan School of Management. Mr. Diaz was selected to serve on the Holdco Board because of his extensive experience as a leader in international organizations and in the rail and mobility industry.

Dr. Hans-Jörg Grundmann, 69, has served as a director of Holdco since August 2023. Mr. Grundmann is an experienced manager in the rail and logistics industry and has also been managing director of Heramba since January 2023. Mr. Grundmann has served as a partner at Grundmann & Grundmann since January 2015. Further, Mr. Grundmann served as a board member of Deutsch-Bulgarisches Forum e.V and Fritz Reuter Gesellschaft e.V since May 2022 and April 2018, respectively. Mr. Grundmann has held executive management positions in international companies in the field of postal automation, airport logistics, road traffic engineering and railway technology. He was globally responsible for projects in the area of high-speed trains, subways, suburban trains and trams, as well as rail automation. Dr. Grundmann received a master’s degree in physics from the Humboldt University Berlin. Dr. Grundmann was selected to serve on the Holdco Board due to his experience in the rail and logistics industry and his role as managing director of Heramba.

Nina Jensen, 48, has served as a director of Holdco since the closing of the Business Combination. Ms. Jensen has dedicated her career to promoting environmentally responsible solutions at numerous companies and organizations for over twenty years. Since 2018, Ms. Jensen has served as the Chief Executive Officer of REV Ocean, a not-for-profit company dedicated to combatting ocean pollution and improving the health of the world’s oceans. Prior to joining REV Ocean, Ms. Jensen held various positions during a fifteen-year career at the World Wide Fund for Nature (WWF) Norway, most recently serving as Secretary General from 2012 to 2017 and from October 2021 to July 2024, Ms. Jensen served as a director of the PERAC Board. Ms. Jensen also currently serves on the boards of directors of several companies and organizations dedicated to environmental sustainability, including Aker Carbon Capture, a carbon capture technology company with solutions, services and technologies covering the entire CCUS value chain, Aker Offshore Wind, an offshore wind power developer based in Norway and focused on deep water assets, Ocean Wise, and The Technology for Ocean Foundation. She also serves on the Friends of Ocean Action steering committee, as an advisor to the High Level Panel for Sustainable Ocean Economy established by the prime minister of Norway and on the advisory board of SDGs for BoDs network program. Ms. Jensen received her bachelor’s degree from James Cook University in Townsville, Australia and her master’s degree from The University of Fisheries Science in Tromso, Norway. Ms. Jensen was selected to serve on the Holdco Board due to her expertise in environmentally-conscious ventures and her experience as an executive officer.

Srinath Narayanan, 56, has served as a director of Holdco since the closing of the Business Combination. Mr. Narayanan has more than two decades of experience in growth investing, investment banking, and corporate finance. He currently serves as managing partner of Edgewater Investments, a private multi-family office he founded in 2013, where he has focused on growth investments into early and late-stage technology and transportation companies in the U.S. and China. Notable investment exits include Palantir Technologies (IPO 2020), SpaceX (2020), and Quectel (IPO 2019). He currently sits on the boards of Veea Technologies and Hyperloop Transportation Technologies and from October 2021 to July 2024, Mr. Narayanan served as a director of the PERAC Board. He is also an active investor in WrightSpeed Technologies, which is focused on powertrain technology for Class 8 EVs and heavy-duty trucks, and Smilodon Corporation, which is in the early phase of business model development and is focused on inter-modal transportation, particularly hydrogen fuel-cells and EV technology. Mr. Narayanan previously served as an advisor to Kleiner Perkins and Technology Partners portfolio companies in the solar, EV charging station and battery technology sectors from 2011 to 2013. Mr. Narayanan started his direct investment career in 2009 managing Navation LLC, the family office of the former President of Qualcomm. Mr. Narayanan started his career as an investment banker at Goldman Sachs (Asia) in 2000. From 2001 to 2009, Mr. Narayanan served as an M&A and corporate finance banker at Banc of America Securities (New York and San Francisco) and Canaccord Adams (San Francisco), where he led the west-coast technology investment banking efforts. Mr. Narayanan started his career in the technology sector in 1993, leading product development, and operational roles at MRO Corporation (acquired by IBM), Fidelity Investments and Work Technology Corporation. Mr. Narayanan has a bachelor’s degree in Civil Engineering from VJTI, University of Bombay, a master’s degree in Computer Systems Engineering from Northeastern University and an MBA from M.I.T. Sloan School of Management. Mr. Narayanan was selected to serve on the Holdco Board because of his expertise in investment management, particularly in the technology and transportation sectors, as well as his experience as the President and Chief Executive Officer of PERAC.

Avinash Rugoobur, 52, has served as a director of Holdco since the closing of the Business Combination. Mr. Rugoobur has served on the board of directors of Arrival (Nasdaq: ARVL) since 2021 and previously served as the President of Arrival from 2020 until 2022 and as the Chief Strategy Officer of Arrival from 2019 until 2020. Prior to joining Arrival, Mr. Rugoobur was the Head of Strategy and M&A for General Motors Cruise from September 2017 to January 2019. Mr. Rugoobur also co-founded Curve Tomorrow, a leading digital health technology company in Melbourne, Australia in October 2009 where he served as Co-CEO until July 2018, and Bliss Chocolates (now known as Smoor) in Bangalore, India where he served as the Product, Innovation and Marketing Officer from 2008 to 2009. Prior to and after Bliss, Mr. Rugoobur served in multiple engineering and management roles at General Motors, including approximately four years leading advanced technology activities in Silicon Valley. Mr. Rugoobur was responsible for the acquisition of Cruise, General Motor’s self-driving car division, for approximately $1 billion. Mr. Rugoobur received a bachelor’s degree in Mechanical Engineering and Computer Science, Mechatronics with Honors from the University of Melbourne and a Postgraduate Certificate in Knowledge Management. Mr. Rugoobur was selected to serve on the Holdco Board because of his public company expertise and industry knowledge.

Eric Spiegel, 66, has served as a director of Holdco since the closing of the Business Combination. Mr. Spiegel extensive experience as an executive and consultant in the energy, industrials and healthcare sectors as well as expertise in corporate governance. Since 2019, he has served as a special advisor at Brighton Park Capital where he supports the firm’s sector investment teams and portfolio companies by providing strategic counsel on industry trends, growth strategies and investment opportunities. He previously served as a special advisor at General Atlantic, a large, growth-oriented private equity firm, from 2017 to 2019, during which time he led (as interim CEO) the formation of a healthcare startup named OneOncology. Also during his time at General Atlantic, Mr. Spiegel served as chairman of CLEAResult, one of the largest providers of energy efficiency programs and services in North America, and as chairman of EN Engineering, a top 50 energy engineering and design firm in the United States. Mr. Spiegel currently serves as a member of the board of directors and chairman of the audit committee of Liberty Mutual Holding Company Inc. and as a member of the board of directors and chairman of the finance committee of Dover Corporation and from October 2021 to July 2024, Mr. Spiegel served as a director of the PERAC Board. From 2010 to 2016, Mr. Spiegel served as President and CEO of Siemens USA, a global business focusing on the areas of electrification, automation and digitalization. Prior to joining Siemens, he had 25 years of global consulting experience at Booz Allen Hamilton in the power, oil and gas, chemicals, water, retail, pharmaceuticals and automotive markets. Mr. Spiegel received his A.B. with Honors in Economics from Harvard University and his MBA from the Tuck School of Business at Dartmouth College where he was an Edward Tuck Scholar. Mr. Spiegel was selected to serve on the Holdco Board because of his expertise as a member of public company boards and executive teams and his experience as a consultant in the energy sector and as a director on the PERAC Board.

Executive Officers

Peter Muemmler, 55, has served as the Chief Financial Officer of Holdco since the closing of the Business Combination. Mr. Muemmler served as the Vice President Finance DACH and Vice President Finance Europe at Alstom Transportation from February 2021 to July 2024 and September 2020 to January 2021, respectively. Prior to that, Mr. Muemmler served as the Vice President of Business Administration (Global) of Siemens Mobility GmbH from November 2016 to September 2020. In addition, Mr. Muemmler serves as the chairman of the board of directors of Alstom Transportation Germany GmbH. Mr. Muemmler earned an Industrial Clerk degree from Siemens AG.

Christopher Wede, 56, has served as Head of Sales & Business Development of Kiepe Electric Group since 2023. Previously, Mr. Wede served as CSO/Head of Sales BU Truck & Bus, EMEA for Quantron AG from 2020 to 2022 and as Director of Sales for EVUM Motors GmbH in 2020. Prior to that, he served in a number of sales and business development roles at CHN Industrial from 2013 to 2019. Mr. Wede previously worked in various roles with Volkswagen Retail GmbH, Sortimoo International GmbH, Daimler AG, Autohaus Jacob Fleischhauer GmbH & Co. KG and Bosch and has over thirty-five years of experience in the transportation industry.

Ulrich Lauel, 56, has served as Head of Rail of Kiepe Electric Group and a number of roles for Kiepe Electric Group since 1998. Prior to that, he served as a Project Manager for Siemens Mobility. Mr. Lauel earned a Master of Electric Engineering from RWTH Aachen University.

Andreas Heitland, 56, has served as Director of Operations and Service for Kiepe Electric Group since 2021. He previously served as Senior Project Manager for PROSE GmbH from 2017 to 2021 and as Director of Sales & Systems, Business Development for Knorr-Bremse Rail Systems GmbH. Mr. Heitland earned a degree in Electric Engineering from Leibniz University Hannover.

Corporate Governance

The Holdco Ordinary Shares and Holdco Warrants are currently listed on Nasdaq under the symbols “PITA” and “PITAW,” respectively. As a foreign private issuer, Holdco has the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that it discloses the requirements it is not following and describes the home country practices it is following. Holdco may in the future elect to follow home country practices with regard to certain matters. As a result, its shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Pursuant to the Companies Act 2014 of Ireland, as amended, (the “Irish Companies Act”) and the articles of association of Holdco (the “Holdco Articles”), the Holdco Board is responsible for the management of Holdco’s business and affairs and will serve as the ultimate decision-making body of the Company except for those matters reserved under Irish law to Holdco shareholders. The Holdco Board, in turn, is empowered, pursuant to the Holdco Articles to delegate any of its powers, authorities and discretions (with further power to sub-delegate) to any director, committee (consisting of such person or persons, whether directors or not, as it thinks fit), local or divisional board or agent (including officers and employees), but regardless, the Holdco Board will remain responsible, as a matter of Irish law, for the proper management of Holdco’s business and affairs.

Directors

Number of Directors and Composition of Holdco Board

The Holdco Articles provide that the number of Holdco directors shall be not more than thirteen and not less than two, with the exact number of Holdco directors, from time to time, determined solely by the Holdco Board. There are currently eight directors on the Holdco Board.

The Holdco Board is divided into three classes, designated Class I, Class II and Class III, with the directors of each class serving for staggered three-year terms. Class I consists of three directors (Michael Browning, Nina Jensen and Eric Spiegel), Class II consists of three directors (Dr. Hans-Jörg Grundmann, Srinath Narayanan and Michele Molinari) and Class III consists of two directors (Diego Diaz and Avinash Rugoobur). The Class I directors are appointed to serve as director until the conclusion of Holdco’s first annual general meeting following consummation of the Business Combination, the Class II directors are appointed to serve as directors until the conclusion of Holdco’s second annual general meeting following consummation of the Business Combination and the Class III directors are appointed to serve as directors until the conclusion of Holdco’s third annual general meeting following consummation of the Business Combination, or, in each case, until such individual’s death, resignation, retirement, disqualification or removal.

If the size of the Holdco Board is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Holdco directors in each class as nearly equal as possible or as the chairperson of the Holdco Board may otherwise direct, provided that a decrease will not shorten the term of any incumbent Holdco director.

Appointment of Holdco Directors

The Holdco Articles provide that the Holdco directors may be appointed by ordinary resolution of the Holdco shareholders in general meeting.

In the event of a contested election (i.e., where the number of Holdco director nominees exceeds the number of Holdco directors to be elected), each of those nominees shall be voted upon as a separate resolution and the Holdco directors shall be elected by a plurality of the votes cast in person or by proxy at any such meeting. “Elected by a plurality” means the election of those Holdco director nominees equaling in number the number of positions to be filled at the relevant general meeting that receive the highest number of votes.

The Holdco Articles also provide that the Holdco Board may appoint any person who is willing to act as a Holdco director, either to fill a vacancy or as an addition to the existing Holdco Board or as a successor to a Holdco director who is not re-elected at an annual general meeting.

Removal of Directors

Under Irish law, Holdco shareholders may remove a director without cause by ordinary resolution, provided that at least 28 clear days’ notice of the resolution is given to Holdco, and the Holdco shareholders comply with the relevant procedural requirements. Under Irish law, one or more shareholders representing not less than 10% of the paid-up share capital of Holdco carrying voting rights may requisition the holding of an extraordinary general meeting at which a resolution to remove a director and appoint another person in his or her place may be proposed.

Controlled Company Exemption

The Seller owns more than 50% of the voting power for the election of directors to the Holdco Board, and, as a result, Holdco is considered a “controlled company” for the purposes of the Nasdaq rules. As such, Holdco qualifies for exemptions from certain corporate governance requirements, including that a majority of the Holdco Board consist of “independent directors,” as defined under the Nasdaq rules. Holdco shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules.

If at any time Holdco ceases to be a “controlled company” under the Nasdaq rules, the Holdco Board intends to take any action that may be necessary to comply with the Nasdaq rules, subject to a permitted “phase-in” period. Information regarding the risk factors related to the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Risk Factors — Risks Related to the Business Combination and Post-Closing Operations of Holdco” and is incorporated herein by reference.

Director Independence

The Holdco Board determined that Michael Browning, Diego Diaz, Nina Jensen, Avinash Rugoobur and Eric Spiegel qualify as “independent directors”, as defined under the rules of Nasdaq, and the Holdco Board consists of a majority of “independent directors”, as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, the Holdco Board is subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.

Committees of the Holdco Board of Directors

Upon the consummation of the Business Combination, Holdco currently established two standing committees: an audit and risk committee and a remuneration and nominating committee. The written charter for each of the Holdco Board Committees is posted on our website at https://herambaelectric.com/investor-relations/.

Audit and Risk Committee

The audit and risk committee consists of Michael Browning, Nina Jensen and Eric Spiegel, with Mr. Browning serving as chairperson of the audit and risk committee. Under Nasdaq listing standards and applicable SEC rules, all the directors on the audit committee must be independent, while under the Irish Companies Act, the audit committee must include at least one independent non-executive director who has a competence in accounting or auditing; the Holdco Board has determined that each of Michael Browning, Nina Jensen and Eric Spiegel are independent under the listing standards and applicable SEC rules and for purposes of the Irish Companies Act. The audit and risk committee will assist the Holdco Board in overseeing Holdco’s accounting and financial reporting processes, the engagement of its independent auditor, and the audits of its financial statements. The Holdco Board has determined that Eric Spiegel qualifies as an “audit committee financial expert”, as such term is defined in the rules of the SEC and also meet the competence requirements of the Irish Companies Act. The audit and risk committee is governed by a charter that complies with applicable rules of Nasdaq and the Irish Companies Act and which is posted on Holdco’s website.

Remuneration and Nominating Committee

The remuneration and nominating committee consists of Diego Diaz, Nina Jensen and Avinash Rugoobur, with Mr. Rugoobur serving as chairperson of the remuneration and nominating committee. Under Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors; the Holdco Board has determined that each of Diego Diaz, Nina Jensen and Avinash Rugoobur are independent under the listing standards and applicable SEC rules. The remuneration and nominating committee will assist the Holdco Board in (i) determining compensation for Holdco’s directors and executive officers, (ii) identifying individuals qualified to become Holdco’s directors consistent with criteria established by Holdco and (iii) in developing Holdco’s Code of Business Conduct and Ethics and other corporate governance policies and practices. The remuneration and nominating committee is governed by a charter that is posted on Holdco’s website.

Diversity

The Holdco Board has not adopted any policies that address the identification and nomination of women or other diverse candidates to the Holdco Board or to management of Holdco. The Holdco Board recognizes the importance and benefit of having a board of directors and senior management composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members and senior management with respect to attributes such as gender, ethnicity and other factors. In support of this goal, the compensation committee intends to, when identifying candidates to nominate for election to the Holdco Board or appoint as senior management or in its review of senior management succession planning and talent management:

●	consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to Holdco’s current and future plans and objectives, as well as anticipated regulatory and market developments;

●	consider criteria that promote diversity, including with regard to gender, ethnicity, and other considerations;

●	consider the level of representation of women on its board of directors and in senior management positions, along with other markers of diversity, when making recommendations for nominees to the Holdco Board or for appointment as senior management and in general with regard to succession planning for the Holdco Board and senior management; and

●	as required, engage qualified independent external advisors to assist the Holdco Board in conducting its search for candidates that meet the board of directors’ criteria regarding skills, experience and diversity.

B. Advisers

Latham & Watkins LLP, 811 Main Street, Suite 3700, Houston, TX 77002, has acted as U.S. securities counsel for Holdco and Heramba.

Matheson LLP, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland, has acted as counsel for Holdco and Heramba with respect to Irish law.

C. Auditors

Holdco was incorporated on July 13, 2023 for the purpose of effectuating the Business Combination. Prior to the consummation of the Business Combination, Holdco had no material assets and did not operate any businesses. Accordingly, no financial statements of Holdco have been included in this Report.

For the fiscal year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022, UHY LLP acted as the independent registered public accounting firm for Heramba GmbH and will be Holdco’s independent registered public accounting firm following the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of Holdco on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination.

As of December 31, 2023
(unaudited) (in Euro € million)
Cash and cash equivalents	36.8

Indebtedness:
Acquisition liabilities at fair value	21.4
Promissory note	4.7
Promissory note – related party	0.8
Backstop Investors Loan	2.4
Loan payable	0.7
Bridge loan	9.5
Total indebtedness	39.5

Equity:
Ordinary shares, €0.0001 nominal value	-
Subscribed capital	-
Share premium	94.7
Accumulated losses	(87.5)
Non-controlling interest	3.3
Total Equity	10.5

Total capitalization	50.0

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of Holdco are described in the Proxy Statement/Prospectus under the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the company is Heramba Electric plc. Heramba Electric was incorporated as a public limited company organized under the laws of Ireland on July 13, 2023. The address of the registered office of Holdco is Kiepe Platz 1, D-40599 Düsseldorf, Germany and the telephone number of Holdco is +49(0)211-7497-0.

See “Explanatory Note” in this Report for additional information regarding Holdco and the Business Combination. Certain additional information about Holdco is included in the Proxy Statement/Prospectus under the section titled “Certain Information about Holdco” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 — The Business Combination Proposal,” which is incorporated herein by reference.

Holdco is subject to certain of the informational filing requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Since Holdco is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of Holdco are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Holdco Ordinary Shares. In addition, Holdco is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, Holdco is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that Holdco files with or furnishes electronically to the SEC.

The website address of Holdco is https://herambaelectric.com/investor-relations/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Recent Developments

As described above, on October 2, 2023, PERAC, Holdco, Merger Sub, the Seller, and Heramba entered into the Business Combination Agreement, which provided for a proposed business combination through a series of related transactions.

Effective as of the Closing Date, the Business Combination was completed in accordance with the terms of the Business Combination Agreement.

Plan of Merger

On the Closing Date, PERAC and Merger Sub entered into the Plan of Merger, pursuant to which Merger Sub merged with and into PERAC, with PERAC being the Surviving Company in the Merger and becoming a direct, wholly owned subsidiary of Holdco.

Amended and Restated Warrant Agreement

On the Closing Date, PERAC, Holdco and Continental Stock Transfer & Trust Company, as warrant agent, entered into an amended and restated warrant agreement, pursuant to which the warrant agreement then governing the PERAC Warrants was amended and restated to, among other things, reflect the automatic adjustment of the PERAC Warrants to Holdco Warrants at the Merger Effective Time.

Share Issuances and Service Provider Promissory Notes

As previously reported, prior to the approval of PERAC’s first extension on August 1, 2023, PERAC entered into certain non-redemption agreements with one or more unaffiliated third parties (the “Extension NRA Investors”), pursuant to which the Extension NRA Investors agreed not to redeem certain PERAC public shares in connection with such extension, in exchange for PERAC agreeing to issue an aggregate of 1,645,596 PERAC Class A Ordinary Shares, or cause the issuance of a like number of post-combination shares, to the Extension NRA Investors at the time of PERAC’s initial business combination.

As previously reported, on July 10, 2024, PERAC entered into a non-redemption agreement with an unaffiliated third party (the “Additional Backstop Investor”), pursuant to which, among other matters, PERAC agreed to issue up to 500,000 PERAC Class A Ordinary Shares, or cause the issuance of a like number of Holdco Ordinary Shares, to the Additional Backstop Investor under certain circumstances in connection with the consummation of the Business Combination. The Additional Backstop Investor is also a lender under a loan agreement with Heramba Holdings, Inc. (“Heramba Holdings”), which loan agreement included execution of such non-redemption agreement as a closing condition.

Prior to the Closing Date, certain service providers (the “Service Providers”) agreed with PERAC to receive an aggregate of 690,000 PERAC Class A Ordinary Shares in satisfaction of certain fees due to the Service Providers in connection with the consummation of the Business Combination.

As a result of these arrangements, in connection with the Business Combination and prior to the Merger Effective Time, PERAC issued an aggregate of 1,645,596 PERAC Class A Ordinary Shares to the Extension NRA Investors, 500,000 PERAC Class A Ordinary Shares to the Additional Backstop Investor and an aggregate of 690,000 PERAC Class A Ordinary Shares to the Service Providers, in each case in private placements and pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). All such newly issued PERAC Class A Ordinary Shares were exchanged for Holdco Ordinary Shares at the Merger Effective Time pursuant to the Business Combination Agreement.

Additionally, on or prior to the Closing Date, Holdco entered into certain promissory notes with certain service providers, pursuant to which Holdco will pay approximately $13.6 million over the next 30 months.

A&R Memorandum and Articles of Surviving Company

In connection with the consummation of the Business Combination, pursuant to the Plan of Merger and at the Merger Effective Time, the PERAC Articles were amended and restated in their entirety and replaced by the amended and restated memorandum and articles of association of the Surviving Company.

Registration Rights Agreement

Concurrently with the closing of the Business Combination, Holdco and certain holders of Holdco securities, including Smilodon Capital, LLC (the “PERAC Sponsor”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Holdco agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain Holdco Ordinary Shares and other equity securities of Holdco that are held by the parties thereto from time to time. In addition, Holdco agreed to provide such holders with customary demand and piggyback registration rights with respect to the Registrable Securities (as defined therein). Such Registrable Securities include up to 3,476,096 Holdco Ordinary Shares issued in exchange for the PERAC founders shares other than the Released Shares (as defined and described below), 8,425,532 Holdco Founders Warrants resulting from the automatic adjustment of the PERAC Founders Warrants at the Merger Effective Time (and the Holdco Ordinary Shares underlying such Holdco Founders Warrants), 1,645,596 Holdco Ordinary Shares issued to the Extension NRA Investors, 500,000 Holdco Ordinary Shares issued to the Additional Backstop Investor, 690,000 Holdco Ordinary Shares issued to the Service Providers and 36,700,000 Holdco Ordinary Shares held by Heramba Limited.

Pursuant to the Registration Rights Agreement, Holdco is required to submit to or file with the SEC, within 30 calendar days after the Closing Date, a shelf registration statement covering the issuance and the resale of all such Registrable Securities on a delayed or continuous basis, and to use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day after the filing thereof. The Registration Rights Agreement does not contain any cash or other penalties resulting from delays in registering these securities.

When an effective shelf registration statement is on file with the SEC, certain Holdco shareholders may demand not more than two underwritten shelf takedowns in any twelve month period, for an aggregate of not more than two underwritten shelf takedowns in any twelve month period, in each case, subject to certain customary limitations set forth in the Registration Rights Agreement.

Lock-Up Agreement

On June 19, 2024, Holdco and certain holders of Holdco securities upon the Closing, including the PERAC Sponsor, certain PERAC directors and executive officers and certain Heramba shareholders holding greater than 5% of the outstanding Holdco Ordinary Shares upon the Closing, entered into the Lock-Up Agreement, pursuant to which, among other things, each of such holders agreed to not effect any sale or distribution of the Lock-Up Securities (as defined therein), subject to certain customary exceptions set forth in the Lock-Up Agreement, until the earliest of: (i) the twelve month anniversary of the Closing Date, (ii) such time that the trading price of the Holdco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Closing Date, (iii) the date on which the Loan (as defined therein) is repaid, and (iv) such date on which Holdco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all Holdco shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. The Lock-Up Securities include 2,304,379 Holdco Ordinary Shares issued in exchange for the PERAC founders shares currently held by the PERAC Sponsor, certain affiliates of the PERAC Sponsor and certain of PERAC’s former officers and directors, and 34,000,000 Holdco Ordinary Shares held by Heramba Limited.

Lock-Up Release

On July 25, 2024, to facilitate the listing of Holdco’s securities on Nasdaq and the completion of the Business Combination, PERAC agreed to release an aggregate of 3,118,319 PERAC Class A Ordinary Shares then held by the PERAC Sponsor (such founders shares, the “Released Shares”), from all lock-up restrictions under the insider letter entered into at the time of the IPO, such that the Released Shares were distributed to non-affiliate members of the PERAC Sponsor at or prior to the consummation of the Business Combination.

B. Business Overview

Prior to the Business Combination, Holdco did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, Holdco became the indirect parent of, and conducts its business through Kiepe Electric GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the Laws of Germany having its statutory seat in Düsseldorf, Germany, registered with the commercial register of the Local Court of Düsseldorf under HRB 34306 (“Kiepe GmbH”) and Kiepe Electric LLC, a Georgia limited liability company (“Kiepe US” and together with Kiepe GmbH, “Kiepe Electric Group”), a German-based provider of electric mobility products and solutions for rail vehicles and buses.

Information regarding the business of Kiepe Electric Group is included in the Proxy Statement/Prospectus under the sections titled “Business of Kiepe Electric and Certain Information about Kiepe Electric” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kiepe Electric,” which are incorporated herein by reference.

C. Organizational Structure

The organizational chart of Holdco following closing of the Business Combination is set forth below.

D. Property, Plant and Equipment

Holdco’s property, plants and equipment are held through Kiepe Electric Group and its subsidiaries. Information regarding Holdco’s property, plants and equipment is included in the Proxy Statement/Prospectus under the sections titled “Business of Kiepe Electric and Certain Information about Kiepe Electric—Facilities” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kiepe Electric—Property, plant and equipment” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of Holdco is conducted through Kiepe Electric Group.

Heramba

The following discussion and analysis of the financial condition and results of operations of Heramba for the year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022 should be read in conjunction with Heramba’s audited consolidated financial statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022, each of which are included elsewhere in this Report. The financial information contained herein is taken or derived from such consolidated financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Actual results of Heramba could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report, particularly under “Risk Factors.” In this section, references to the “Company” “we,” “us,” “Heramba” and “our” are intended to refer to Heramba and its subsidiaries, unless the context clearly indicates otherwise. Amounts are presented in euros, except for per share data or as otherwise noted.

Business Overview

Heramba was established as a limited liability shell company on September 1, 2022 registered with the commercial register of the Local Court of Düsseldorf under HRB 98529.

The Company was formed for the purpose of focusing on investing in companies with technologies and capabilities that can accelerate the decarbonization of commercial transportation. The Company has not commenced operations.

Heramba GmbH has two consolidated subsidiaries, Heramba Holdings, Inc. and Heramba Investments LLC. Both subsidiaries are 100% owned and located in the United States. Heramba Holdings, Inc. was formed in April 2023 and Heramba Investments LLC was formed in August 2023.

Recent Developments

Promissory Note

On May 31, 2023, the Company issued an unsecured promissory note to an unrelated third-party in the amount of $5,000,000 (€4,668,084) (the “Promissory Note”). Pursuant to the terms of the agreement, the Promissory Note bears interest at 10.00% per annum and is currently due on demand. Unpaid interest expense for the year ended December 31, 2023 was €296,207 and is included in accrued expenses within the consolidated statement of financial position.

Share Purchase Agreement

On July 25, 2023, Heramba and Heramba Holdings entered into the Share Purchase Agreement with Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB GmbH”) and Knorr-Brake Holding Corporation (“KB US” and, together with KB GmbH, “KB Sellers”) for the purchase of a majority interest in the Kiepe Electric Group, and on January 31, 2024, Heramba, Heramba Holdings, KB GmbH and KB US entered into the SPA Amendment to the Share Purchase Agreement (as amended, the “SPA”). In December of 2023, the Company prepaid €1,393,659 of purchase consideration related to this agreement, which is included in prepaid expenses and other current assets on the consolidated statements of financial position as of December 31, 2023. The SPA closed on February 6, 2024 and KB GmbH, as sole shareholder of Kiepe GmbH, sold and transferred 85% of the equity interests in Kiepe GmbH, as well as certain receivables and shareholder loans, to Heramba, and KB US, as the sole member of Kiepe US, sold and transferred all ownership interests in Kiepe US, as well as certain receivables, to Heramba Holdings (the “Kiepe Acquisition”).

Business Combination Agreement

On October 2, 2023, Heramba entered the Business Combination Agreement with PERAC, Holdco, Merger Sub and Seller. Effective as of July 26, 2024, the Business Combination was consummated and Holdco became a publicly traded corporation.

Effective as of the Closing Date, several transactions were completed pursuant to the Business Combination Agreement and the Plan of Merger, in the following order:

●	immediately prior to the Merger Effective Time, (1) each issued and outstanding PERAC unit was automatically separated into its component securities and (2) the sole issued and outstanding PERAC Class B Ordinary Share was automatically converted into one PERAC Class A Ordinary Share;

●	at the Merger Effective Time, PERAC and Merger Sub entered into the Plan of Merger, pursuant to which Merger Sub merged with and into PERAC, with PERAC being the Surviving Company and becoming a direct, wholly owned subsidiary of Holdco;

●	at the Merger Effective Time, (a) each PERAC Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (which, for the avoidance of doubt, included the PERAC Class A Ordinary Shares held as a result of the Unit Separation and the Closing Class B Conversion) was automatically cancelled in exchange for the right to be issued one Holdco Ordinary Share, (b) each PERAC Public Warrant remained outstanding but was automatically adjusted to become one Holdco Public Warrant, (c) each PERAC Founders Warrant remained outstanding but was automatically adjusted to become one Holdco Founders Warrant, (d) each PERAC Class A Ordinary Share properly tendered for redemption and issued and outstanding immediately prior to the Merger Effective Time was automatically cancelled and ceased to exist and thus represented only the right to be paid a pro rata portion of the Trust Account pursuant to the PERAC Articles, (e) each dissenting PERAC share issued and outstanding immediately prior to the Merger Effective Time held by a dissenting PERAC shareholder, if any, was automatically cancelled and ceased to exist and thus represented only the right to be paid the fair value of such dissenting PERAC share and such other rights as are granted by the Companies Act (As Revised) of the Cayman Islands, and (f) each ordinary share of Merger Sub issued and outstanding at the Merger Effective Time was automatically cancelled in consideration for the issuance of one validly issued, fully paid and non-assessable ordinary share of par value $1.00 in the Surviving Company; and

●	immediately following the Merger Effective Time, pursuant to the Share Contribution Agreement, the Seller transferred as a contribution to Holdco, and Holdco assumed from the Seller, the shares in Heramba, all of which were held by the Seller, in exchange for the issuance by Holdco of 36,700,000 Holdco Ordinary Shares to Seller.

Loan Agreements

On April 30, 2024, Heramba Holdings and Seller entered into loan agreements (the “Loan Agreements”) with certain unaffiliated third parties (the “Initial Backstop Investors”) pursuant to which the Company issued to the Initial Backstop Investors unsecured notes (the “Notes”) in an aggregate principal amount of $1,800,000 (approximately €1,680,000). The Notes matured on the third business day following consummation of the Business Combination pursuant to the Business Combination Agreement. The Notes do not bear interest during the term of the Notes. The Notes are subject to customary events of default, the occurrence of which, following written notice to the Company, triggers the unpaid principal balance of the Notes and all other sums payable with regard to the Notes becoming immediately due and payable. In addition, Seller is obligated and liable for all amounts due under and pursuant to the Notes. The Initial Backstop Investors were also party to certain non-redemption agreements with PERAC.

On July 10, 2024, Heramba Holdings entered into a loan agreement (the “New Loan Agreement”) with the Additional Backstop Investor pursuant to which Heramba Holdings issued to the Additional Backstop Investor an unsecured note (the “New Note”) in an aggregate principal amount of $800,000 (approximately €747,000). The New Note matures on April 27, 2025 and bears interest at a rate of 5.0% per annum. The New Note is subject to customary events of default, the occurrence of which, following written notice to Heramba Holdings, triggers the unpaid principal balance of the New Note and all other sums payable with regard to the New Note becoming immediately due and payable. The Additional Backstop Investor was also party to a non-redemption agreement with PERAC.

Critical Accounting Estimates

The preparation of our consolidated financial statements and related notes in conformity with International Financial Reporting Standards (“IFRS”) may require us to make judgments, estimates and assumptions that affect the amounts of assets, liabilities and expenses reported during the period. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, Heramba has determined that there were no critical accounting estimates identified for the year ended December 31, 2023 and the period from September 1, 2022 (inception) to December 31, 2022.

Results of Operations

As of December 31, 2023, the Company has not generated any revenue and all of the Company’s expenses have been related to the proposed business combination. There has been no significant change in our financial or trading position and no material adverse change has occurred since the date of our audited consolidated financial statements.

The Company had no operations during the year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022.

The following table summarizes our financial results for the year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022 (in euros):

	For the year ended December 31, 2023	For the period from September 1, 2022 (inception) to December 31, 2022
Operating Expenses:
General and administrative	€2,817,681	€—
Loss from operations	(2,817,681)	—
Interest expense	(296,207)	—
Net Loss	€(3,113,888)	€—

General and administrative

General and administrative expenses for the year ended December 31, 2023 was €2,817,681 as compared to €0 for the period from September 1, 2022 (inception) to December 31, 2022. General and administrative expenses of €2,817,681 reflects professional services, such as legal and accounting, related to the proposed business combination.

Interest expense

Interest expense for the year ended December 31, 2023 was €296,207 as compared to €0 for the period from September 1, 2022 (inception) to December 31, 2022. The €296,207 represents interest on the promissory note.

Liquidity and Capital Resources

Historically, the Company’s primary sources of liquidity have been contributions from members and the issuance of a promissory note. As of December 31, 2023, the Company had an aggregate cash balance of €1,022,710. Subsequent to December 31, 2023, the Company successfully completed the acquisition of an operating entity in conjunction with the closing of the SPA. In order to support on-going operations and meet current purchase consideration obligations related to the SPA, the Company will need to raise additional capital or secure debt funding. While there can be no assurances, the Company intends to raise such capital through issuances of additional equity and debt. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations, the Company’s management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash flows for the year ended December 31, 2023 and the period from September 1, 2022 (inception) to December 31, 2022.

The following table summarizes the Company’s cash flows from operating, investing and financing activities for the year ended December 31, 2023 and the period from September 1, 2022 (inception) to December 31, 2022:

	For the year ended December 31, 2023	For the period from September 1, 2022 (inception) to December 31, 2022

Net cash used in operating activities	€(2,276,715)	€—
Net cash used in investing activities	€(1,393,659)	€—
Net cash provided by financing activities	€4,668,084	€25,000

Cash flows from operating activities

Net cash used in operating activities was €2,276,715 during the year ended December 31, 2023, compared to net cash used in operating activities of €0 during the period from September 1, 2022 (inception) to December 31, 2022. The period-to-period change was a result of Heramba’s net loss for the period and an increase in prepaid expenses and other current assets partially offset by an increase in accounts payable and accrued expenses and amounts due to related party.

Cash flows from investing activities

Net cash used in investing activities was €1,393,659 during the year ended December 31, 2023, compared to net cash used in investing activities of €0 during the period from September 1, 2022 (inception) to December 31, 2022, as a result the prepayment of the purchase consideration for Kiepe Acquisition.

Cash flows from financing activities

Net cash provided by financing activities was €4,668,084 during the year ended December 31, 2023, compared to net cash provided by financing activities of €25,000 during the period from September 1, 2022 (inception) to December 31, 2022, as a result the proceeds from the issuance of promissory note.

Off-Balance Sheet Arrangement

As of December 31, 2023 and 2022, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Kiepe Electric Group

The following discussion and analysis of the financial condition and results of operations of the Kiepe Electric Group for the years ended December 31, 2023, 2022 and 2021 should be read in conjunction with Kiepe Electric Group’s audited combined financial statements as of December 31, 2023 and 2022 and for the fiscal years ended December 31, 2023, 2022 and 2021, each of which are included elsewhere in this Report. The financial information contained herein is taken or derived from such combined financial statements, unless otherwise indicated. The following discussion contains forward-looking statements. Actual results of Kiepe Electric Group could differ materially from those that are discussed in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report, particularly under “Risk Factors.” In this section, references to the “Company” “we,” “us,” “Kiepe Electric Group” and “our” are intended to refer to Kiepe Electric Group and its subsidiaries, unless the context clearly indicates otherwise. Amounts are presented in thousands of euros, except for per share data or as otherwise noted.

Business Overview and Highlights

Kiepe Electric Group is a carve-out business of Knorr-Bremse AG, Munich, Germany (“KB”, together with its direct and indirect subsidiaries, the “KB Group”). On July 25, 2023, wholly owned subsidiaries of KB, KB GmbH and KB US, entered into the SPA with Heramba and Heramba Holdings, pursuant to which Heramba and Heramba Holdings are acquiring 85% of the equity interests of Kiepe GmbH and 100% of the equity interests of Kiepe US.

Kiepe Electric Group is a global specialist in e-engineering offerings of environmentally friendly electrical equipment for tramcars, light rail vehicles, metro vehicles and regional vehicles as well as battery buses, trolleybuses and In-Motion-Charging buses. Kiepe Electric Group operates in the business areas of Rail Vehicle Systems (“RVS”), Electrical Vehicle Systems (“EVS”) and Aftermarket & Sales, Modernization with its core competence in the design and integration of electrical systems in the stated vehicles. Kiepe Electric Group operates globally with its headquarters in Germany and operations located in Austria, Switzerland, Italy and North America.

Key Factors Affecting Operating Results

Supply Chain Constraints

We rely on a limited number of suppliers to manufacture our components and systems, including in some cases only a single supplier for some products and components. While we have long-term agreements with suppliers of some of our key components, our reliance on a limited number of manufacturers increases our risks, since we do not currently have proven reliable alternative or replacement manufacturers beyond these key parties. In the event of interruption, we may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, our business could be adversely affected if one or more of our suppliers is impacted by any interruption at a particular location. For example, in 2022 and 2023 there were supply chain issues caused primarily by the COVID-19 pandemic and the conflict in Ukraine that affected the supply of electronic components and the manufacturing business globally, caused delays in the production of our products, increased our costs and adversely impacted our revenues. Approximately €25 million of projects were delayed from 2021 to 2022 and approximately €40 million of projects were delayed from 2022 to 2023. In addition, our average cost of production increased approximately 5% per year over the period from 2021 to 2023.

In addition, we rely on engineering service providers, including our partnership with Knorr-Bremse Technology Center India Private Ltd (“TCI”). Disruptions in our partnership with TCI or other service providers may lead to disruptions and/or significant delays in our ongoing research and development programs or customer projects.

If we experience a significant increase in demand for our products, or if we need to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine our ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to assemble circuit boards or batteries and submodules in sufficient volume, quality and time. Identifying suitable suppliers and manufacturers could be an extensive process that requires us to become satisfied with their quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. To date, supply chain issues have not materially affected our business outlook and goals or our operating results, and we have not implemented any mitigation efforts to date as a result. However, we cannot predict the impact of any future or prolonged supply chain issues or any mitigation efforts we may take going forward. For example, as a result of potential supply chain issues, the mitigation efforts discussed above may result in cost increases and any attempts to offset such increases with price increases may result in reduced sales, increased customer dissatisfaction or otherwise harm our reputation. Further, if we were to elect to transition or add suppliers or manufacturers, it may result in temporary or additional delays or risks related to consistent product quality or reliability. This in turn may limit our ability to meet customer demand. We may in the future also purchase supplies further in advance, which in return can result in less capital being allocated to other activities such as marketing and other business needs. We cannot quantify the impact of such disruptions at this time or predict the impact of any mitigation efforts we may take in response to supply chain disruptions on our business, financial condition, and results of operations. However, a loss of any significant suppliers or manufacturers could have an adverse effect on our business, financial condition and operating results.

Russia and Ukraine Conflict

We have majority of customers and suppliers in Europe. Our original equipment manufacturers (“OEM”) partners have significant presence in Europe as well. Any uncertainty in Europe driven by geo-political situations such as the conflicts between Russia and Ukraine and Israel and Hamas may have an adverse impact on our business. This may result in longer projects delays for us due to longer lead-time for our OEM partners in accessing raw materials such as steel and iron. Also, geopolitical conflicts may increase in energy prices and cost of manufacturing resulting in lower margins for our business.

Components of Combined Statements of Profit or Loss

Revenues

Kiepe Electric Group generates revenue from contracts with various public transport companies, fleet operators and vehicle manufacturers in the rail and road sectors.

Historically, Kiepe Electric Group’s revenues have been generated from contracts in three primary businesses: RVS, EVS and Aftermarket & Sales, Modernization.

The RVS business covers electrical systems for rail vehicles. Kiepe Electric Group integrates traction equipment, on-board power supply systems, vehicle control systems as well as many electronic and electrical vehicle components into its extensive system solutions. The RVS business is characterized by long project cycles, resulting in high sales coverage and reliable sales planning. The RVS business represents long-term construction contracts, which focus on customer specific solutions (includes significant engineering and construction work, followed by serial production). IFRS 15.10 defines a contract as an agreement between two or more parties that creates enforceable rights and obligations. For long-term construction contracts the parties generally agree on a so-called Purchase Contract or Project Purchase Contract which, in turn, creates enforceable rights and obligations and meet the definition of a contract. The contract specifies the deliverables, the quantities as well as the terms of payment and delivery. Terms of payment are agreed individually for each contract.

The EVS business covers traction equipment, current collector systems, on-board power supply systems, battery chargers and insulation monitoring systems, including energy management. The vehicle equipment is supplemented by components from other companies to an optimized system and delivered to the customer from a single source. In contrast to the RVS business, the EVS business has a lower sales coverage caused by shorter tendering cycles. Long-term construction contracts are applied for the EVS business to the same extent as for the RVS business. The accounting policies applied for the EVS business are the same as those for the RVS business.

The Aftermarket & Sales, Modernization business covers spare parts, Kiepe Electric Group’s repair center, maintenance contracts and test and fleet modernization. Modernization of vehicles can be an alternative to buying new vehicles. Kiepe Electric Group advises public transport companies on the prolongation of the life cycles of vehicles and offers modernization services. The typical deliveries in connection with the Aftermarket & Sales, Modernization business are spare parts, respective services, and maintenance contracts. For service contracts, Kiepe Electric Group generally receives separate orders to deliver parts or short-term services. In the case of service contracts (including sale of spare parts), the customers’ orders for individual items contain the item itself, quantity, price and terms of payment and delivery. The contract is concluded and effective with acceptance by Kiepe Electric Group.

Change in inventory of finished and unfinished goods and own work capitalized

Own work capitalized results from the capitalization of development costs reclassified from the line item “cost of materials” in the combined statements of loss.

Other operating income

Other operating income includes income from shareholder resolution, income from other services, income from government grants and income from the disposal of assets held.

Cost of materials

Cost of materials is comprised of expenditures for raw materials, consumables and purchased goods as well as purchased services.

Personnel expenses

Personnel expenses primarily include wages and salaries for employees as well as social security contributions and expenses for temporary employees.

Other operating expenses

Other operating expenses includes warranty expenses, freight costs, provision for potential liquidated damages, headquarter fees, professional fees, maintenance expenses, travel and other employee expenses, license and patent fees, rents and leases, impairment losses and reversals, other taxes, currency translation losses and other costs.

Depreciation, amortization and impairment

Depreciation expenses relates to depreciation of our property, plant and equipment, including right-of-use assets, over their estimated useful lives using the straight-line method. Amortization expense represents the amortization of our Intangible assets with finite useful lives on a straight-line basis over their useful lives.

If the carrying amount of an asset, or if the cash-generating unit (“CGU”) to which the asset belongs, is higher than its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the combined statements of loss.

Interest income, interest expenses and other financial result

Interest income from financial instruments primarily relates to cash-pooling with KB Group.

Interest expenses primarily consist of fees for bank guarantees.

The remaining other financial income includes dividends received from the investment in Heiterblick Projektgesellschaft mbH. Foreign currency gains or losses on financial instruments carried at amortized cost (“AC”) mainly result from the currency translation differences of cash and cash equivalents at the closing rate. These foreign currency gains or losses are presented net.

Income tax (expense) benefit

Current tax is the amount of income tax payable or recoverable in respect of the taxable profit or tax loss for a period as well as all adjustments to the tax payable in previous years. In addition, the current tax also includes adjustments for any tax payments or refunds due for any years not yet finally assessed (excluding interest payments or refunds). There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The amount is calculated from the best possible estimate of the expected tax payment (expected value or most likely value of the tax uncertainty). Tax receivables from uncertain tax positions are then recognized if it is more likely than not and thus reasonably certain that they can be realized.

Results of Operations

For a detailed discussion of our financial performance and condition for the years ended December 31, 2022 and December 31, 2021, please refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kiepe Electric” included in the Proxy Statement/Prospectus.

Comparison of the years ended December 31, 2023 and 2022

The following table sets forth a summary of our combined statements of profit or loss for the periods presented (in thousands):

	Years Ended December 31,		Change in
	2023	2022	€	%
	(In thousands, except percentages)
Revenue	€152,807	€119,788	€33,019	27.6%
Change in inventory of finished and unfinished goods	(3,032)	(4,377)	1,345	(30.7)%
Own work capitalized	3,167	3,468	(301)	(8.7)%
Other operating income	2,564	3,534	(970)	(27.4)%
Cost of materials	(67,397)	(53,650)	(13,747)	25.6%
Personnel expenses	(55,211)	(57,429)	2,218	(3.9)%
Other operating expenses	(28,133)	(24,381)	(3,752)	15.4%
Depreciation, amortization and impairment	(3,601)	(4,968)	1,367	(27.5)%
Operating gain/ (loss)	1,164	(18,015)	19,179	(106.5)%
Interest income	1,202	150	1,052	701.3%
Interest expenses	(1,279)	(1,061)	(218)	20.5%
Other financial result	108	(37)	145	(391.9)%
Income/ (loss) before taxes	1,195	(18,963)	20,158	(106.3)%
Income tax (expense) benefit	(788)	(1,095)	307	(28.0)%
Income (loss) for the period	€407	€(20,058)	€20,465	(102.0)%

Revenues

Revenues increased by 27.6%, or €33.0 million, for the year ended December 31, 2023 as compared to the same period in 2022, driven primarily by an increase in revenues for the execution of individual projects where revenues are generated over time of €33.0 million, whereas revenues generated at a point in time remained on the same level year over year.

Change in inventory of finished and unfinished goods

Change in inventory of finished and unfinished goods decreased by 30.7%, or €1.3 million, for the year ended December 31, 2023 as compared to the same period in 2022, driven primarily by a decrease in work in progress related to contracts where revenues are generated at a point in time and physical inventory.

Own work capitalized

Own work capitalized decreased by 8.7%, or €301 thousand, for the year ended December 31, 2023 as compared to the same period in 2022, driven primarily by lower product development costs.

Other operating income

Other operating income decreased by 27.4%, or €1.0 million, for the year ended December 31, 2023 as compared to the same period in 2022. In 2022, other operating income includes income from an earn-out agreement of the KB Group with the former shareholder of Kiepe GmbH in the amount of €2.3 million. Offsetting this there was increases in income from other services of €758 thousand and an increase in currency translation gains of €0.6 million for the year ended December 31, 2023 as compared to the same period in 2022. The income from other services mainly relates to intercompany services, such as human resources and rental income, provided to other KB Group entities. The line item “other” includes income from the reversal of accruals as well as customer payments of freight cost and cost reimbursements from suppliers.

Cost of materials

Cost of materials increased by 25.6%, or €13.7 million, for the year ended December 31, 2023 as compared to the same period in 2022. In 2023 revenue increased by 27.6% and cost of materials increased by 25.6%, The relative higher increase in revenues is due to a resolution of project risks in the reporting year. The expenses for raw materials, consumables and for purchased goods includes increases in write-downs on inventories in the amount of €3.3 million, for the year ended December 31, 2023 as compared to €0.9 million for the year ended December 31, 2022.

Personnel expenses

Personnel expenses decreased by 3.9%, or €2.2 million, for the year ended December 31, 2023 as compared to the same period in 2022. The decrease in wages and salaries in 2023 was primarily driven by the reduction of employees reduced bonus payments of €1.4 million and one-time payments in 2022 based on a collective labor contract in the amount of €1.5 million.

Other operating expenses

Other operating expenses increased by 15.4%, or €3.8 million, for the year ended December 31, 2023 as compared to the same period in 2022. The increase in 2023 results mainly from additional warranty provisions, increased costs for consultants and auditors as well as impairment losses. Impairment losses and reversals consist mainly of allowances for customer receivables. In 2023, a one-time allowance for trade receivables and contract assets was recorded due to insolvent customers. In 2022, €0.5 million previously recorded impairment losses were recovered resulting in total in a reversal.

Depreciation, amortization and impairment

Depreciation, amortization and impairment expense decreased by 27.5%, or €1.4 million, primarily relating to decreases in the amortization of intangible assets from acquisitions of €1.1 million, and depreciation of property, plant and equipment of €283 thousand.

Interest income, interest expense and other financial result

Interest income increased by 701.3%, or €1.1 million, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to increased cash balances.

Interest expenses increased by 20.5%, or €0.2 million, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to interest on a loan provided by Knorr-Bremse AG.

Other financial result increased by 391.9%, or €0.1 million, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to foreign exchange gains and losses.

Income tax (expense) benefit

Income tax (expense) benefit decreased by 28.0%, or €0.3 million, for the year ended December 31, 2023 as compared to the same period in 2022, primarily due to tax loss carryforwards that were recognized as non-cash contributions or withdrawals by KB Group for Kiepe Electric Group entities that historically did not constitute separate income tax payers.

Liquidity and Capital Resources

Sources of Liquidity

Historically, the Company’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations (when available) and cash flows from financing activities, including funding under a profit and loss transfer agreement (“PLTA”) that was entered into between Kiepe Electric GmbH and KB SfS.

In preparation of the transaction that was completed on February 6, 2024, the PLTA is no longer in force and has been mutually terminated as of January 31, 2024. In addition, as the Company is no longer wholly owned by KB Group, Kiepe Electric does not have access to secure bond credit lines in order to support its revenue generating and operational business needs sufficiently and there is no assurance that future access to bonding and funding will be available if and when required or at terms acceptable to the Company. Such factors raise substantial doubt about the ability of Kiepe Electric to continue as a going concern.

Cash Flow Summary for the Years Ended December 31, 2023 and 2022

The following table summarizes our cash flows for the periods presented:

	For the years ended December 31,
	2023	2022
Net cash from operating activities	10,576	(10,992)
Net cash from investing activities	(3,833)	(4,897)
Net cash from financing activities	17,629	17,520
Effect of exchange rate changes on cash	(299)	(1,028)
Net increase in cash and cash equivalents	24,073	603

Cash flows from operating activities

Net cash from operating activities was €10.6 million for the year ended December 31, 2023 as compared to net cash from operating activities of €(11.0) million for the same period in 2022. The increase in net cash from operating activities was primarily related to the decrease in Kiepe Electric Group’s net loss for the year, as well as changes in Kiepe Electric Group’s trade receivables. This was partially offset by changes in Kiepe Electric Group’s inventories and trade payables and contract liabilities.

Cash flows from investing activities

Net cash from investing activities was €(3.8) million for the year ended December 31, 2023 as compared to €(4.9) million for the same period in 2022. In both years, cash flows from financing activities were primarily related investments in intangible assets, property, plant and equipment as well as the cash inflow for interest received.

Cash flows from financing activities

Net cash from financing activities was €17.6 million for the year ended December 31, 2023 as compared to €17.5 million for the year ended December 31, 2022. In both years, cash flows from financing activities primarily related to financing transactions with KB. In 2023, the cash flow from financing activities includes the payment of the cash-pooling receivable of €14.4 million that has been paid due to the termination of the cash-pooling agreement with KB.

Critical Accounting Estimates

The preparation of our combined financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, fair value of acquired intangible assets and goodwill, useful lives of acquired intangible assets and related disclosure of contingent assets and liabilities. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of a company’s financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below.

We have based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates due to risks and uncertainties, including uncertainty in the current economic environment due to supply chain constraints and the conflict in Ukraine. As of the date of issuance of these financial statements, we are not aware of any specific event or circumstance that would require us to update our estimates, judgments or revise the carrying value of our assets or liabilities. An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the combined financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our combined financial statements.

Revenue Recognition

Revenue is recognized in accordance with IFRS 15 when the customer has obtained control of the goods and services expected to be provided by Kiepe Electric Group. Control is either transferred at a point-in-time or over a period of time. When assessing revenue recognition over time, Kiepe Electric Group assesses whether a good has an alternative use and has an enforceable right to payment for the performance completed based on the project agreements. In instances in which these criteria are met, revenue is recognized based on measuring progress by using input-oriented methods. Kiepe Electric Group applies the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost. Kiepe Electric Group generates revenue from contracts with customers in the RVS, EVS and Aftermarket & Service, Modernization business.

Rail Vehicle Systems

The RVS business unit covers electrical systems for rail vehicles. Kiepe Electric Group integrates traction equipment, on-board power supply systems, vehicle control systems as well as many electronic and electrical vehicle components into its extensive system solutions. The RVS sector is characterized by long project cycles, resulting in high sales coverage and reliable sales planning.

The RVS business represents long-term construction contracts, which focuses on customer specific solutions (includes significant engineering and construction work, followed by serial production). IFRS 15.10 defines a contract as an agreement between two or more parties that creates enforceable rights and obligations. For long-term construction contracts the parties generally agree on a so-called Purchase Contract or Project Purchase Contract which in turn, creates enforceable rights and obligations and meet the definition of a contract. The contract specifies the deliverables, the quantities as well as the terms of payment and delivery. Terms of payment are agreed individually for each contract.

Kiepe Electric Group accounts for each promised good or service as a separate performance obligation if the good or service is capable of being distinct. A good or service is considered distinct if the customer can benefit from the good or service on its own or together with other resources and the promise to transfer a good or service to the customer is separately identifiable. In the case of long-term construction contracts Kiepe Electric Group accounts for the contracts as one performance obligation and one product group. All engineering and all deliveries contained in the base contract for the respective rail vehicle system form one performance obligation. If a contract specifies more than one product group each product group represents a separate performance obligation. Kiepe Electric Group provides legally required warranties and offers service type warranties for each delivered system which lead to a separate performance obligation.

The transaction price is the amount of consideration to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). Due to the nature of Kiepe Electric Group’s industry, there is significant complexity in Kiepe Electric Group’s estimation of total expected revenue and cost, for which Kiepe Electric Group must make significant judgments. Kiepe Electric Group’s contracts with its customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. These variable amounts generally are earned upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. Kiepe Electric Group estimates variable consideration at the most likely amount to which it expects to be entitled upon completion of a project. Kiepe Electric Group includes estimated amounts in the transaction price to the extent it is probable it will realize that amount. Kiepe Electric Group’s estimates of variable consideration and its determination of its inclusion in project revenue are based on an assessment of Kiepe Electric Group’s anticipated performance and other information that may be available to it.

When the transaction price includes a significant financing component, the purchase price is adjusted accordingly. As of December 31, 2023 and 2022, only one project contained a significant financing component due to exceptionally high prepayments. The recognition of the significant financing component is based on a straight-line basis over the term of the project.

If a contract involves multiple performance obligations Kiepe Electric Group allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. As all long-term construction projects are customized products, the stand-alone selling price is not directly observable. Kiepe Electric Group therefore derived the stand-alone selling price with a best estimate of cost to satisfy the obligation plus an average margin.

For each performance obligation identified, at contract inception, Kiepe Electric Group determines whether it satisfies the performance obligation over-time or satisfies the performance obligation at a point-in-time. For long-term construction contracts revenue is generally recognized over-time.

Electrical Vehicle Systems

The EVS business unit offers traction equipment, current collector systems, on-board power supply systems, battery chargers and insulation monitoring systems, including energy management. The vehicle equipment is supplemented by components from other companies to an optimized system and delivered to the customer from a single source. In contrast to the RVS business, the EVS business has a lower sales coverage caused by shorter tendering cycles. Long-term construction contracts are applied for the EVS business to the same extent as for the RVS business. The accounting policies applied for the EVS business are the same as those for the RVS business.

Aftermarket & Sales, Modernization

Kiepe Electric Group offers spare parts, its repair center, cost-saving maintenance contracts as well as test and measuring instruments. Modernization of vehicles can be an alternative to buying new vehicles. Kiepe Electric Group advises public transport companies on the prolongation of the life cycles of vehicles and offers modernization services.

The typical deliveries in connection with the Aftermarket & Sales, Modernization business are spare parts, respective services, and maintenance contracts. For service contracts Kiepe Electric Group generally gets separate orders to deliver parts or short-term services. In the case of service contracts (including sale of spare parts), the customers’ orders for individual items contain the item itself, quantity, price and terms of payment and delivery. The contract is concluded and effective with acceptance by Kiepe Electric Group.

For service contracts the agreed goods and services are explicitly stated in the contract. All goods and services which can be ordered separately by the customer are distinct and classified as separate performance obligations. Kiepe Electric Group offers legally required and service type warranties. The transaction price for service contracts (including the sale of spare parts) is determined by the list price and each part or component is sold by its stand-alone selling price. Variable components (e.g.; bonuses or discounts) are considered as changes in the transaction price.

Revenue from service contracts is recognized over-time. Due to the short-term nature of service contracts, which is typically less than one year, revenue from service contracts is recognized when the service is completed. Revenue from the sale of spare parts is recognized at the point in time when control is transferred to the customer.

Long-term construction contracts are applied for the modernization business to the same extent as for the RVS business. The accounting policies applied for the modernization business are the same as those for the RVS business.

Intangible assets and goodwill

Intangible assets with a finite useful life that were not acquired as part of a business combination are recognized at cost less accumulated amortization. If necessary, accumulated impairment losses are recognized. Expenditures for research activities are recognized in profit or loss in the period in which they arise. Development activities are capitalized at acquisition or manufacturing cost in accordance with IAS 38.57, including allocable overheads if the development costs can be reliably measured, the technical feasibility of completing the asset is available, a future economic benefit is probable, and Kiepe Electric Group intends and has adequate resources to complete the development and use or sell the asset. Development activities are measured at cost less accumulated amortization and accumulated impairment losses. Internally generated intangible assets are amortized on a straight-line basis over the expected product life cycle. Intangible assets with finite useful lives are generally amortized on a straight-line basis over their useful lives. The amortization period for intangible assets with finite useful lives is reviewed annually. Changes in expected useful lives are treated prospectively as changes in accounting estimates. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. The amortization expense on intangible assets with finite useful lives is recognized in profit or loss.

The estimated useful lives of capitalized intangible assets are:

● Licenses and acquired rights:	1-5 years
● Brands and customer relationships:	3-10 years
● Internally generated intangible assets:	3-10 years

With acquisitions of businesses, goodwill represents the excess of the consideration transferred over the fair values assigned to the identifiable assets proportionally acquired and liabilities assumed. Goodwill resulting from a business combination is recognized at acquisition costs less impairment charges. Goodwill is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified.

Property, plant and equipment

Property, plant and equipment are measured at acquisition or manufacturing cost less accumulated depreciation and accumulated impairment, if any. Acquisition costs comprise the purchase price and costs directly attributable to bringing the asset to its location and condition necessary for its intended use. The manufacturing costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimated costs, if any, of dismantling and removing the item and restoring the site.

Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method as shown in the table below:

● Buildings:	1-50 years
● Technical equipment and machinery:	2-16 years
● Other equipment, factory and office equipment:	2-20 years

The useful life and depreciation method are reviewed at the end of each reporting period. If the expected useful life of an asset changes, the effect on depreciation is recognized prospectively as a change in accounting estimate.

Inventories

Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value. Unfinished and finished goods include costs directly related to the units of production as well as a systematic allocation of fixed and variable production overheads. Production-related administration costs are also capitalized. The net realizable value is the expected selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Acquisition or manufacturing costs for inventories that are interchangeable are allocated under the moving average cost formula.

Employee benefits

Kiepe Electric Group recognizes defined contribution plans, defined benefit plans (pensions, severance payments) and other long term employee benefits (jubilee, partial retirement). Contributions to defined contribution plans are recognized as an expense when the related service has been rendered. Prepaid benefits are reported as an asset when there is a right to reimbursements or reduction of future payments. Under Kiepe Electric Group’s Italian (“TFR”) and Austrian (“Abfertigungszahlungen”) severance plans, commitments are made whereby employees waive their right to cash settlements. Kiepe Electric Group’s net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the future benefits that employees have earned in the current period and in prior periods. The earned future benefits are discounted to the valuation date and summarized as defined benefit obligations. The recognized defined benefit obligations are based on actuarial reports on the basis of the projected unit credit method. The fair value of any plan asset is netted against the calculated defined benefit obligations. For defined benefit plans, the remeasurements of the net defined benefit liability are recognized directly in other comprehensive income (loss). The remeasurement includes the effect of change in assumptions, actuarial profits and losses, the income from plan assets (excluding interest income) and the impact of any asset cap (excluding interest income). For other long term employee benefits, the remeasurements are recognized in profit or loss. Since no comprehensive disclosures are made in the notes for the severance payment obligations in accordance with IAS 19, the remeasurements of these plans are also recognized in profit and loss.

Other provisions

A provision is recognized in the combined statements of financial position when Kiepe Electric Group has a present legal or constructive obligation in relation to third parties as a result of past events, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. The amount recognized as a provision represents the best estimate of the obligation at the reporting date. If the provisions are expected to be utilized within the normal business cycle, they are classified as current. Non-current provisions with an original maturity of more than one year are discounted to the present value of the expenditures expected to settle the obligation at the end of the reporting period.

Warranties

Provisions for warranty obligations are recognized for the expected warranty obligations from the sale of products and services. Kiepe Electric Group provides assurance type warranties that are recorded as provisions. Provisions are based on best estimates regarding to the settlement of obligations taking into account past experience. They also include provisions for outstanding customer claims.

Restructuring Provisions

A provision for restructuring is recognized when Kiepe Electric Group has approved a detailed and formal restructuring plan and the restructuring measures have either commenced or have been communicated to the parties affected. Future operating losses are not taken into consideration for such provisions. Expenses resulting from the recognition of restructuring provision are recognized in the line item “personnel expenses” within the combined statements of loss.

Onerous Contracts

A provision for onerous contracts is recognized if the unavoidable costs of meeting the contractual obligations exceed the revenue expected from the contract. The provision is measured at present value of the expected loss (i.e., the difference between the total costs to be incurred and the total proceeds to be received from the contract). Before a provision is recognized, Kiepe Electric Group records an impairment loss for the assets associated with that contract.

Provisions for Taxes

Kiepe Electric Group reports all obligations arising from tax matters other than income taxes under other provisions.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Kiepe Electric Group becomes a party to the contractual provisions of the financial instrument. In the case of purchases or sales of financial assets through the regular market, Kiepe Electric Group uses the transaction date as the date of initial recognition or derecognition. Upon initial recognition, financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IFRS 9 (financial instruments measured at amortized cost, financial instruments measured at fair value through other comprehensive income and financial instruments measured at fair value through profit or loss). Transaction costs directly attributable to acquisition or issuance are considered when determining the carrying amount if the financial instruments are not measured at fair value through profit or loss.

Classification of financial instruments

The classification of financial instruments is based on the business model for managing the financial assets and on their contractual cash flows.

Financial instruments at amortized cost: Financial assets at amortized cost are non-derivative financial assets that consist solely of payments of principal and interest on the nominal amount outstanding and which are held with the aim of collecting the contractual cash flows, such as trade receivables (not including factoring), receivables from related parties and cash and cash equivalents (business model “hold to collect”). Cash and cash equivalents consist primarily of cash. Cash equivalents are short-term, extremely liquid financial investments that can be converted to cash at any time and that are only subject to insignificant risks of changes in value. After initial recognition, financial assets at amortized cost are subsequently carried at amortized cost using the effective interest method less any loss allowances. Gains and losses are recognized in the combined statements of profit and loss when the financial assets at amortized cost are impaired or derecognized. Interest effects on the application of the effective interest method are also recognized in profit or loss, as well as the effects of currency translation.

Financial instruments at fair value through other comprehensive income: Financial assets at fair value through other comprehensive income are non-derivative financial assets that consist solely of payments of principal and interest on the nominal amount outstanding and which are held to collect the contractual cash flows as well to sell the financial assets (business model “hold to collect and sell”). Kiepe Electric Group currently does not hold any financial assets designated as at “fair value through other comprehensive income”.

Financial instruments at fair value through profit or loss: Financial assets measured at fair value through profit or loss include financial assets with cash flows other than those of principal and interest on the nominal amount outstanding. Furthermore, financial assets that are held in a business model other than “hold to collect” or “hold to collect and sell” are included here. If financial instruments are classified as “fair value through profit or loss”, transaction costs are reported through profit or loss and presented net within “other financial result” in the combined statements of profit and loss directly in the period in which they arise. In addition, derivative financial instruments to which hedge accounting is not applied fall under this category, as well as financial assets that are classified as held for trading, are included here. Gains or losses on these financial assets are recognized in profit or loss. Currently, Kiepe Electric Group does not hold any financial assets designated as at “fair value through profit or loss”.

Financial Liabilities

Financial liabilities are classified in the “at amortized cost” category. If the fair value option is exercised for the initial recognition, they are classified as “at fair value through profit or loss”. There are no financial liabilities which fall under fair value option. Financial liabilities are subsequently measured at amortized costs using the effective interest method, are non-derivative financial liabilities or arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies. For Kiepe Electric Group, financial liabilities classified at amortized costs mainly include trade payables, liabilities to related parties and other financial liabilities.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and the net amount is presented in the combined statements of financial position provided that an enforceable right exists to offset the recognized amounts and there is an intention to carry out the offsetting on a net basis or to settle a liability when the related assets are sold.

Investments

Kiepe GmbH, Germany holds investments in Heiterblick Projektgesellschaft mbH. For the purpose of the combined financial statements this investment has been measured at amortized cost.

Derecognitions and Modifications

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset have expired or have been transferred by Kiepe Electric Group with substantially all of the risks and rewards associated with the ownership, or if not so, have been transferred with no control retained at Kiepe Electric Group. Any gain or loss on derecognition is recognized as other operating income or expenses in the combined statements of profit and loss. Financial liabilities are derecognized if, and only if Kiepe Electric Group’s contractual obligations are settled, cancelled, or have expired. Further, Kiepe Electric Group derecognizes financial liabilities when its terms are modified and the cash flow of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. The assessment as to whether a modification is substantial is made on basis of qualitative and quantitative criteria; the criteria used by Kiepe Electric Group for financial assets corresponds to the criteria for financial liabilities. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss in “other financial result”.

Impairment and Financial Assets

At each reporting date, a loss allowance is recognized for financial assets other than those to be measured at fair value through profit or loss, reflecting a forward-looking estimate of future credit losses for these instruments. Expected credit losses are measured according to a three stage impairment approach:

Stage 1: Includes all contracts with no significant increase in credit risk since initial recognition and usually includes contracts with fewer than 30 days past due date. The portion of the lifetime expected credit losses resulting from default events possible within the next 12 month is recognized.

Stage 2: If the credit risk of a financial asset increases significantly without being credit impaired, lifetime expected credit losses are recognized based on a lifetime probability of default. A rating deterioration does not trigger a transfer into stage 2, if the credit rating remains within the investment grade range. A significant increase in the default risk is assumed in the event that the financial instruments are more than 30 days overdue.

Stage 3: If a financial asset is defined as credit impaired or in default, it is transferred to stage 3 and measured at lifetime expected credit loss. A financial asset is considered credit-impaired when there is observable information about significant financial difficulties. Impairment triggers include liquidity problems of debtors, indications of imminent insolvency or the disappearance of an active market for a security due to financial difficulties. The assessment of whether a financial asset has experienced a significant increase in credit risk is based on an assessment of the relative changes in ratings or credit default swap spreads (“CDS spreads”) of the business partner. Rating and default probability data are updated quarterly.

The assessment incorporates all available relevant information, not only historical and current loss data, but also reasonable forward-looking information. In the past, impairment losses were determined primarily by using the default probabilities published in historical default studies. In view of the effects of the Covid-19 pandemic, this approach is no longer considered adequate. Beginning in the fourth quarter of 2020, the determination of forward looking information was expanded by including CDS spreads and continued in 2021. Trade receivables of business partners are divided into four groups:

●	Group 1: debtor-specific CDS spread can be determined

●	Group 2: rating-equivalent benchmark CDS spread can be determined

●	Group 3: the probability of default can be determined via a credit agency

●	Group 4: the probability of default is determined on the basis of the average CDS spreads in the appropriate sectors: rail and banks.

In stages 1 and 2, the effective interest revenue is calculated based on gross carrying amounts. If a financial asset becomes credit impaired in stage 3, the effective interest revenue is calculated based on its net carrying amount (gross carrying amount adjusted for any loss allowance). For Kiepe Electric Group, in particular cash and cash equivalents are subject to the impairment requirements in accordance with the general approach. For trade receivables, the simplified approach is applied, whereby all trade receivables are allocated to stage 2 initially, irrespective of the credit risk. Consequently, no determination of significant increases in credit risk is necessary. A transfer to stage 3 takes place if there is objective evidence of impairment. With respect to trade receivable, a default event is assumed in the case that there are delays in payment in excess of 12 months. A default also exists if it considered probable that a debtor cannot meet or cannot entirely meet its payment obligations. A financial asset is written off when there is no reasonable expectation of recovery, for example, at the end of insolvency proceedings or after a court determines it is uncollectible.

Impairment

The carrying amounts of Kiepe Electric Group’s non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If assets do not generate cash flows that are largely independent of those from other assets or groups of assets, the impairment test is performed at the level of the cash-generating unit (“CGU”) to which the asset belongs. If a review for impairment is performed the recoverable amount of the respective asset is estimated. Goodwill is tested annually for impairment.

Recoverability of assets is measured by comparing the carrying amount of the asset or CGU with the recoverable amount, which is the higher of the asset or CGU’s value in use and its fair value less costs to sell. When assessing value in use, the estimated future cash flows are discounted to their present value using the pre-tax weighted average cost of capital (WACC). The fair value of non-financial assets is determined by applying the same method as for the fair value of financial assets.

If the carrying amount of an asset, or of the CGU to which the asset belongs, is higher than its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the combined statements of profit and loss.

An impairment loss recognized for goodwill is not reversible in a subsequent period. For other assets, an impairment loss is reversed to the extent that the asset’s fair value does not exceed the carrying amount (less depreciation or amortization) that would have been determined if no impairment loss had been reported.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Currency risks arise from future transactions involving both the purchase of intermediate products and the sale of end products. However, Kiepe Electric Group has a moderate exposure towards currency risk arising from fluctuations in exchange rates in connection with international operations. Receivables and liabilities recognized in the combined statements of financial position as well as highly probable expected cash flows in foreign currencies are examined.

Some Kiepe Electric Group’s entities are located outside the Eurozone. For the preparation of the Combined Financial Statements, financial statements of foreign operations are translated into Euro, as Kiepe Electric Group’s presentation currency is the Euro. Effects from foreign currency exchange rate fluctuations on the translation of net investment amounts into Euro are reflected in other comprehensive income (loss) for the period in the combined statements of changes in net investment. Kiepe Electric Group does not hedge net investments in foreign operations.

The sensitivity analysis for the currency risk mainly arises from cash and cash equivalents as of Dec. 31, 2023 and 2022. The following table demonstrates the approximate effect on Kiepe Electric Group’s post-tax profit or (loss) and net investment in response to fluctuations of the currencies other than the respective functional currencies which the Kiepe Electric Group entities have exposure at the balance sheet date.

	USD/EUR +10%	USD/EUR -10%	CHF/EUR +10%	CHF/EUR -10%
	(In € thousands)
December 31, 2022
Effect on net result	(34)	38	(6)	3
Effect on net investment	(34)	38	(6)	3

December 31, 2023
Effect on net result	(36)	39	(76)	84
Effect on net investment	(36)	39	(76)	84

Kiepe Electric Group uses the value at risk as the primary risk measure to determine the risk potential for currency risks. It indicates the maximum loss. The value at risk is calculated for the core currencies of USD and CHF.

Value at Risk:

	2023	2023
	(In € thousands)
USD	989	946
CHF	2,021	60

The change in CHF value at risk from €60 thousand in 2022 to €2,021 thousand in 2023 relates to higher amounts of cash held in CHF. Exposures to other currencies exist, however, such exposures usually do not have a material effect on earnings.

Credit Risk

Credit risks arise from an unexpected loss in cash and earnings if the customer or contracting party payment is late, partial or is lacking payments of receivables without compensation and to non-payment. Kiepe Electric Group’s exposure to credit risk arises primarily from trade receivables and receivables from related parties. The maximum exposure to credit risk represents the carrying amount of trade receivables, cash and cash equivalents and other financial assets as reported in the combined financial statements. For trade receivables, as well as other financial assets that are neither impaired nor past due, as of December 31, 2023 and December 31, 2022, there were no indications that defaults in payment obligations will occur.

Credit risk is monitored regularly. This includes the review of individual receivables and individual customer creditworthiness and the analysis of historical bad debts on a portfolio basis. Decisions on financial transactions are made on the basis of this monitoring. In principle, commercial transactions are exposed to the risk of a possible loss of value due to the defaulting of business partners as customers.

Interest Rate Risk

Interest rate risks arise as a result of market-related fluctuations in interest rates. They affect the level of Kiepe Electric Group’s interest expenses. Interest bearing liabilities with floating interest rates exist at Kiepe Electric Group from the loan provided by Knorr-Bremse AG to Kiepe Electric Schweiz AG. At the reporting date, Kiepe Electric Group has a very low exposure to a possible change in interest rates. Due to low interest expenses arising from the loan the interest rate risk does not have a material effect on Kiepe Electric Group’s loss for the period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information on the board of directors and senior management can be found in this Report in Item 1(A), which is incorporated herein by reference.

B. Compensation

Holdco is a newly formed company, and as a result did not pay or grant any compensation during 2023.

In connection with the Business Combination, Holdco adopted the Heramba Electric plc 2024 Incentive Award Plan (the “Incentive Plan”), to facilitate the grant of equity and cash incentive awards to directors, employees (including executive officers) and consultants of Holdco and certain of its affiliates and to enable Holdco to obtain and retain the services of these individuals, which is essential to Holdco’s long-term success. The Incentive Plan is subject to applicable laws and stock exchange rules.

The Holdco Articles provide for the indemnification of the officers and directors of Holdco on the terms set forth therein and expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Holdco and its directors, officers, and other persons with respect to indemnification and advancement of expenses. Holdco has entered into indemnification agreements with substantially all of its current directors and officers.

C. Board Practices

Information on the Holdco Board’s practices can be found in this Report in Item 1(A), which is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of Holdco is conducted through Kiepe Electric Group.

Information regarding the employees of Holdco is included in the Proxy Statement/Prospectus under the section titled “Business of Kiepe Electric and Certain Information about Kiepe Electric—Employees” and is incorporated herein by reference.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth the beneficial ownership of Holdco Ordinary Shares immediately following the Business Combination by:

(a) each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding Holdco Ordinary Shares;

(b) each of Holdco’s officers and directors; and

(c) all of Holdco’s officers and directors as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Each person named in the table has sole voting and investment power with respect to all Holdco Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The beneficial ownership of Holdco Ordinary Shares post-Business Combination is based on 47,043,407 Holdco Ordinary Shares issued and outstanding, on a non-fully diluted basis, immediately following the Business Combination.

To Holdco’s knowledge, no Holdco Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Unless otherwise indicated, the address of each person named below is c/o Heramba Electric plc, Kiepe Platz 1 D-40599 Düsseldorf Germany.

Name and Address of Beneficial Owners	Number of Holdco Ordinary Shares	% of Total Holdco Ordinary Shares
Five Percent Holders
Heramba Limited(1)	36,700,000	78.0%
Smilodon Capital, LLC(2)	9,743,706	17.6%
Directors and Executive Officers of Holdco
Michele Molinari	—	—
Peter Muemmler	—	—
Michael Browning	50,000	*
Diego Diaz	—	—
Dr. Hans-Jörg Grundmann	—	—
Nina Jensen	50,000	*
Srinath Narayanan(2)(3)	10,274,286	18.5%
Avinash Rugoobur	—	—
Eric Spiegel	50,000	*
All Directors and Executive Officers of Holdco as a group (9 Individuals)	10,424,286	22.2%

*	Less than 1%.

(1)	Heramba Limited is the record holder of the reported shares. Zhe Zhang, as the sole director of Heramba Limited, may be deemed to have voting and dispositive power for the shares held by Heramba Limited. Mr. Zhang disclaims beneficial ownership over the shares noted herein except to the extent of his pecuniary interest therein. The registered office of Heramba Limited is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland D02 R296.

(2)

Includes (i) 1,318,174 Holdco Ordinary Shares held by Smilodon Capital, LLC and (ii) 8,425,532 Holdco Ordinary Shares issuable upon exercise of 8,425,532 Holdco Warrants held by Smilodon Capital, LLC. Smilodon Capital, LLC, the PERAC Sponsor, is the record holder of the reported securities. Admit Capital, LLC (“Admit Capital”) is the manager of Smilodon Capital, LLC, and Mr. Narayanan is the manager of Admit Capital. Admit Capital and Mr. Narayanan may be deemed to share beneficial ownership of such securities. Each of Admit Capital and Mr. Narayanan disclaims beneficial ownership of such securities except to the extent of its or his pecuniary interest therein. The business address of each of such persons and entities is c/o Project Energy Reimagined Acquisition Corp., 1280 El Camino Real, Suite 200, Menlo Park, California 94025.

(3)

Includes 530,580 Holdco Ordinary Shares held by PANA Capital, LLC. PANA Capital, LLC is the record holder of the reported shares. Mr. Narayanan is the manager of PANA Capital, LLC and may be deemed to share beneficial ownership of such shares. Mr. Narayanan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of PANA Capital, LLC is 5301 Southwest Parkway, Suite 400, Austin, Texas 78735.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving Holdco and Kiepe Electric Group is included in the Proxy Statement/Prospectus under the section “Business of Kiepe Electric and Certain Information About Kiepe Electric— Legal Proceedings,” and is incorporated herein by reference.

B. Significant Changes

A discussion of significant changes since December 31, 2023, is provided under Item 4 and Item 5 of this Report and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Holdco Ordinary Shares and Holdco Warrants

The Holdco Ordinary Shares and Holdco Warrants are currently listed on Nasdaq under the symbols “PITA” and “PITAW,” respectively. Holders of Holdco Ordinary Shares and Holdco Warrants should obtain current market quotations for their securities.

There can be no assurance that the Holdco Ordinary Shares or Holdco Warrants will remain listed on Nasdaq. If Holdco fails to comply with the Nasdaq listing requirements, the Holdco Ordinary Shares and Holdco Warrants could be delisted from Nasdaq. A delisting of the Holdco Ordinary Shares or Holdco Warrants will likely affect the liquidity of the Holdco Ordinary Shares and Holdco Warrants, as applicable, and could inhibit or restrict the ability of Holdco to raise additional financing.

Additionally, if the Holdco Ordinary Shares or Holdco Warrants become delisted from Nasdaq and are not otherwise listed on another national securities market in the United States, trading in such securities through the facilities of DTC would likely come within the charge to Irish stamp duty (currently at the rate of 1% of the higher of the price paid and the market value of the securities traded) and, in such circumstances, such securities may cease to be eligible for continued deposit and clearing within the DTC system. If DTC determined that the Holdco Ordinary Shares and/or the Holdco Warrants ceased to be eligible for continued deposit and clearance within its system, all transfers of such securities would need to take place outside of DTC by use of a physical (paper based) instrument of transfer (with all relevant amounts of Irish stamp duty paid to Irish Revenue before a transfer is registered).

Lock-up Agreements

Information regarding the lock-up restrictions applicable to some of the Holdco Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transaction—Lock-Up Agreements” and is incorporated herein by reference.

On July 25, 2024, to facilitate the listing of Holdco’s securities on Nasdaq and the completion of the Business Combination, PERAC agreed to release an aggregate of 3,118,319 PERAC Class A Ordinary Shares then held by the PERAC Sponsor from all lock-up restrictions under the insider letter entered into at the time of the IPO, such that the Released Shares were distributed to non-affiliate members of the PERAC Sponsor at or prior to the consummation of the Business Combination.

B. Plan of Distribution

Not applicable.

C. Markets

The Holdco Ordinary Shares and Holdco Warrants are listed on Nasdaq under the symbols “PITA” and “PITAW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, Holdco has an issued share capital in the amount of 47,043,407 Holdco Ordinary Shares and 25,000 Holdco Deferred Shares (with all such Holdco Deferred Shares being held in treasury).

Holdco’s authorized share capital following the consummation of the Business Combination is (i) €49,990 divided into 200,000,000 ordinary shares of €0.0001 each (nominal value) (i.e., the Holdco Ordinary shares), (ii) 49,900,000 preference shares of €0.0001 (nominal value) and (iii) 25,000 deferred ordinary shares of €1.00 each (nominal value) (i.e., the Holdco Deferred Shares).

B. Holdco Articles

Information regarding certain material provisions of the Holdco Articles is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities” and is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to Holdco’s Operations

Following and as a result of the Business Combination, all of the Company’s business is conducted through Heramba and Kiepe Electric Group. Information pertaining to a number of Heramba’s and Kiepe Electric Group’s material contracts is set forth in “Certain Relationships and Related Person Transactions” and is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

A description of the Business Combination Agreement is set forth in the Proxy Statement/Prospectus under the section titled “Proposal No. 1 – The Business Combination Proposal – Business Combination Agreement” and is incorporated herein by reference.

Related Agreements

A description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Proxy Statement/Prospectus under the heading “Proposal No. 1 – The Business Combination Proposal—Ancillary Agreements,” “Description of Holdco Securities—Holdco Warrants” and “Certain Relationships and Related Person Transactions,” which information is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of Ireland, except as indicated below, and save for any tax that may require to be withheld at law, there are currently no other restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of Holdco Ordinary Shares.

It is an offence under Irish law (pursuant to various statutory instruments) to transfer funds or make funds or economic resources available, directly or indirectly to any person or entity in contravention of Irish, EU or United Nations sanctions or to otherwise contravene Irish, EU or United Nations sanctions.

Under the Financial Transfers Act 1992 of Ireland (the “1992 Act”), the Criminal Justice (Terrorist Offences Act) 2005 of Ireland and/or the Criminal Justice (Money Laundering and Terrorist Finance) Act 2010 of Ireland, the Minister for Finance of Ireland may make provision for the restriction of financial transfers between Ireland and persons and entities in other countries. Financial transfers are broadly defined, and dividends would fall within this definition.

The 1992 Act and underlying EU regulations prohibit financial transfers with certain persons and entities listed in the EU Consolidated Financial Sanctions List and United Nations Security Council Consolidated List, each of which is updated on an ongoing basis, but which currently include, but are not limited to, certain persons from/in and entities in Afghanistan, Belarus, Bosnia & Herzegovina, Burma (Myanmar), Burundi, the Central African Republic, China, the Democratic Republic of Congo, the Republic of Guinea, the Republic of Guinea-Bissau, Haiti, Iran, Iraq, the Democratic People’s Republic of Korea (North Korea), Libya, Lebanon, Mali, Nicaragua, Pakistan, Palestinian Territory, Russia, Sudan, South Sudan, Somalia, Syria, Tunisia, Turkey, Ukraine, Venezuela, Yemen, Zimbabwe, and certain known terrorists and terrorist groups, and countries that harbor certain terrorist groups, including the Albanian branch of Al-Haramain, Al-Qaeda members in various countries, Al Shabaab in Kenya and Somalia, and Boko Haram in Nigeria.

E. Taxation

This section describes certain material U.S. federal income tax considerations relevant to beneficial owners of Holdco Ordinary Shares of the ownership and disposition thereof. This discussion applies only to Holdco Ordinary Shares held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

●	dealers traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

●	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

●	U.S. expatriates or former long-term residents of the United States;

●	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the stock of Holdco (except as specifically addressed herein);

●	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or beneficial owners of partnerships or other pass-through entities or arrangements;

●	persons holding the Holdco Ordinary Shares as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

●	persons subject to special tax accounting rules as a result of any item of income relating to the Holdco Ordinary Shares being recognized on an applicable financial statement;

●	U.S. holders (as defined below) whose functional currency is not the U.S. Dollar;

●	U.S. holders that hold the Holdco Ordinary Shares in connection with a trade or business conducted outside the United States;

●	Persons that received the Holdco Ordinary Shares as compensation for services; or

●	controlled foreign corporations or passive foreign investment companies.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns Holdco Ordinary Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the status and activities of the partnership. Partnerships owning Holdco Ordinary Shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning and disposing of Holdco Ordinary Shares.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation. In addition, this discussion does not address any U.S. federal estate and gift tax laws, or any state, local or non-U.S. tax laws. Holdco has not sought and does not intend to seek any rulings from the IRS or opinions of counsel regarding the matters described herein. There is no assurance that the U.S. Internal Revenue Service (“IRS”) will not take positions concerning the tax consequences of an investment in the Holdco Ordinary Shares that are different from those discussed below, or that any such different positions would not be sustained by a court.

ALL HOLDERS OF HOLDCO ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF HOLDCO ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to U.S. holders. For purposes of this discussion, a U.S. holder means a beneficial owner of Holdco Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Holdco Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Holdco Ordinary Shares that is made out of Holdco’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. To the extent that the amount of the distribution exceeds Holdco’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the Holdco Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange. It is not expected, however, that Holdco will maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles. U.S. holders should therefore assume that any distribution by Holdco with respect to Holdco Ordinary Shares will be reported as dividend income. U.S. holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from Holdco.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq are considered readily tradable on an established securities market in the United States. There can be no assurance that the Holdco Ordinary Shares will be considered readily tradable on an established securities market in future years. Further, Holdco will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, non-refundable withholding taxes (at a rate not in excess of any applicable income tax treaty rate), if any, on dividends paid by Holdco may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. As a result of recent changes to the U.S. foreign tax credit rules, however, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. Holdco has not determined whether these requirements have been met with respect to any withholding tax that may apply to dividends paid by Holdco and, accordingly, no assurance can be given that any such withholding tax will be creditable. For purposes of calculating the U.S. foreign tax credit, dividends paid on Holdco Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Holdco Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Holdco Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such Holdco Ordinary Shares. Any gain or loss recognized by a U.S. holder on a taxable disposition of Holdco Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such Holdco Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Holdco Ordinary Shares generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of Holdco Ordinary Shares could be materially different from that described above if Holdco is treated as a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. A PFIC is any foreign (i.e., non-U.S.) corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Cash is generally a passive asset. The value of goodwill is an active asset to the extent attributable to activities that produce active income. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year.

If Holdco were a PFIC for any taxable year and any subsidiary or other entity in which Holdco owns equity interests is also a PFIC (any such entity, a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each such lower-tier PFIC and, unless timely QEF elections (as discussed further below) are made, will be subject to U.S. federal income tax according to the excess distribution rules described below on (i) certain distributions by any lower-tier PFIC and (ii) dispositions of shares of any lower-tier PFIC, in each case, as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

If Holdco is treated as a PFIC during a U.S. holder’s holding period, it will, with respect to such U.S. holder, always be treated as a PFIC, regardless of whether it satisfied either of the qualification tests in subsequent years, subject to certain exceptions (such as upon making a “deemed sale” election).

PFIC Status of Holdco. Based on the projected composition of Holdco’s income and assets and the expected value of its assets, including goodwill (which is based in part on the expected price of the Holdco Ordinary Shares), it cannot be determined whether Holdco will be a PFIC for its current taxable year. Furthermore, the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Holdco is expected to depend, in part, upon (a) the market value of the Holdco Ordinary Shares, and (b) the composition of the assets and income of Holdco. Further, because Holdco’s goodwill may be determined based on the market value of the Holdco Ordinary Shares, a decrease in the market value of the Holdco Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that Holdco is not currently or will not be a PFIC for any taxable year.

If Holdco is or becomes a PFIC during any year in which a U.S. holder holds Holdco Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules: (i) the excess distribution regime (which is the default regime), (ii) the qualified electing fund (“QEF”) regime, or (iii) the mark-to-market regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. Dividends paid by a PFIC, however, are not eligible for the lower rates of taxation applicable to qualified dividend income under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make or is not eligible to make a QEF election or a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Holdco Ordinary Shares, and (ii) any “excess distribution” on Holdco Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Holdco Ordinary Shares during the preceding three taxable years or the U.S. holder’s holding period, for the Holdco Ordinary Shares that preceded the taxable year of the distribution whichever is shorter). Generally, under this excess distribution regime:

●	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held the Holdco Ordinary Shares;

●	the amount allocated to the current taxable year and to any taxable year during the U.S. holder’s holding period before the first day of the first taxable year in which Holdco became a PFIC, will be treated as ordinary income; and

●	the amount allocated to other prior taxable years not described in the preceding bullet will be subject to the highest tax rate in effect for that taxable year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of a U.S. holder’s Holdco Ordinary Shares cannot be treated as capital gains, even if such Holdco Ordinary Shares are held as capital assets. Further, no portion of any distribution will be treated as qualified dividend income.

QEF Regime. A valid QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. holder will be required to include in income each year its allocable portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if such portion is not distributed to the U.S. holder. Thus, the U.S. holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. U.S. holders of Holdco Ordinary Shares should not expect that they will receive cash distributions from Holdco sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions.

The timely QEF election also allows the electing U.S. holder to generally: (i) treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status, or make an annual election, subject to certain limitations, to defer payment of current taxes on its undistributed QEF income inclusions, subject to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to its shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years.

A U.S. holder’s tax basis in Holdco Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect PFICs generally will not be taxed again when distributed by such PFICs.

A U.S. holder may make a QEF election with respect to its Holdco Ordinary Shares only if Holdco provides U.S. holders on an annual basis with certain information, including a “PFIC annual information statement” as described in the Treasury Regulations. There can be no assurance that Holdco will have timely knowledge of its status as a PFIC or that Holdco will timely provide U.S. holders with the required information on an annual basis to allow U.S. holders to make and maintain a QEF election with respect to the Holdco Ordinary Shares in the event Holdco is treated as a PFIC for any taxable year. The failure to provide such information on an annual basis could prevent a U.S. holder from making a QEF election or result in the invalidation or termination of a U.S. holder’s prior QEF election.

If a U.S. holder makes a QEF election with respect to its Holdco Ordinary Shares in a year after Holdco’s first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) Holdco Ordinary Shares, then notwithstanding such QEF election, the excess distribution regime discussed above, adjusted to take into account the QEF income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. holder’s Holdco Ordinary Shares, unless the U.S. holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. holder will be deemed to have sold such Holdco Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Holdco Ordinary Shares.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if they are “regularly traded” on a national securities exchange that is registered with the SEC, such as Nasdaq. There can be no assurance that Holdco Ordinary Shares will continue to be listed on a national securities exchange or will be “regularly traded” for purposes of these rules. Pursuant to such mark-to-market election, a U.S. holder of Holdco Ordinary Shares would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the Holdco Ordinary Shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the Holdco Ordinary Shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Holdco Ordinary Shares in a taxable year in which Holdco is a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as a capital loss). A mark-to-market election applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly traded holding company (such as Holdco) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders are advised to consult their own tax advisor to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

PFIC Reporting Requirements. A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder generally is required to file an IRS Form 8621 with such U.S. holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such forms are properly filed. The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of Holdco Ordinary Shares are urged to consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to such assets, subject to certain exceptions (including an exception for specified foreign financial assets held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold such assets. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Holdco Ordinary Shares.

Non-U.S. Holders

This section applies to non-U.S. holders. For purposes of this discussion, a non-U.S. holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Holdco Ordinary Shares that is, for U.S. federal income tax purposes:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. A holder that is such an individual should consult its tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of Holdco Ordinary Shares.

Ownership and Disposition of Holdco Ordinary Shares

A non-U.S. holder of Holdco Ordinary Shares will generally not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Holdco Ordinary Shares or any gain recognized on a sale or other disposition of Holdco Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. holder’s Holdco Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States.

Dividends and gains that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in the case of a non-U.S. holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable income tax treaty rate.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Holdco Ordinary Shares, dividends paid on Holdco Ordinary Shares, and the proceeds received on the disposition of Holdco Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Holdco Ordinary Shares, in transactions effected in the United States or through certain U.S.-related financial intermediaries, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

F. Dividends and Paying Agents

Holdco has not paid any cash dividends on the Holdco Ordinary Shares to date. For the foreseeable future, Holdco intends to retain all available funds and any future earnings to fund the development and expansion of its business. The payment of cash dividends in the future will be dependent upon Holdco’s revenues and earnings, if any, capital requirements and general financial condition,, and to its ability to satisfy the legal requirements of Irish law for the payment of dividends.

Under Irish law, Holdco may only pay dividends and make other distributions (and, generally, make share repurchases and redemptions) only out of distributable profits shown on its unconsolidated financial statements prepared in accordance with the Irish Companies Act and filed with the Irish Companies Registration Office. “Distributable profits” are the accumulated realized profits of Holdco that have not previously been utilized in a distribution or capitalization less the accumulated realized losses of Holdco that have not previously been written off in a reduction or reorganization of capital, and include reserves created by way of a court approved reduction of capital. In addition, no dividend may be paid or other distribution, share repurchase or redemption made by Holdco unless its net assets are equal to, or exceed, the aggregate of its called up share capital plus undistributable reserves and the dividend or other distribution, share repurchase or redemption does not reduce Holdco’s net assets below such aggregate. Undistributable reserves include the un-denominated capital, the capital redemption reserve fund, and the amount by which Holdco’s accumulated unrealized profits that have not previously been utilized by any capitalization exceed Holdco’s accumulated unrealized losses that have not previously been written off in a reduction or reorganization of capital.

As a new parent company with no operational history, Holdco has no distributable profits of its own. Accordingly, in order to pay dividends or make other distributions, share repurchases or redemptions, Holdco will need to generate distributable profits from its business activities or otherwise create distributable profits by alternative means, including by a court approved reduction of capital.

G. Statement by Experts

The consolidated financial statements of Heramba GmbH as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from September 1, 2022 (inception) through December 31, 2022, included in this Report have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to the ability of Heramba GmbH to continue as a going concern appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The combined financial statements of Kiepe Electric Group as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, included in this Report have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon, which includes an explanatory paragraph as to the ability of Kiepe Electric Group to continue as a going concern appearing herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The financial statements of Project Energy Reimagined Acquisition Corp. as of and for the years ended December 31, 2023 and 2022, incorporated by reference in this report, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, which includes an explanatory paragraph as to the ability of Project Energy Reimagined Acquisition Corp. to continue as a going concern, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the heading “Quantitative and Qualitative Disclosure about Market Risk” in Item 5 of this Report and is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information regarding Holdco Warrants is included in the Proxy Statement/Prospectus under the section titled “Description of Holdco Securities—Holdco Warrants” and is incorporated herein by reference.

PART II.

Item 16A. Audit Committee Financial Expert

Our Holdco Board has determined that Eric Spiegel is an “audit committee financial expert,” within the meaning of the current rules of the SEC and also meets the competence requirements of the Irish Companies Act. Eric Spiegel is “independent” as required by the Nasdaq Listing Rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, officers of Holdco covered by Holdco’s Code of Ethics are required to promptly bring to the attention of the appropriate personnel, including officers, the General Counsel, outside counsel for the Company and the Board or the relevant committee thereof, any information concerning any violations of the Code of Ethics.

Item 16G. Corporate Governance

The Holdco Ordinary Shares and Holdco Warrants are listed on Nasdaq and as a Nasdaq-listed company, we are required to comply with certain corporate governance standards under applicable Nasdaq Listing Rules. However, as a foreign private issuer, pursuant to Nasdaq Listing Rule 5615(a)(3), we are permitted to follow home country practice in lieu of certain provisions of the Nasdaq Listing Rules.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a Nasdaq listing and, in accordance with Nasdaq Listing Rule 5615(a)(3), we provide a brief, general summary of such differences.

Pursuant to Nasdaq Listing Rule 5615(a)(3), the Company has elected to follow certain Irish practices consistent with the requirements of the Irish Companies Act and the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2022 (together, the “Irish Rules”) in lieu of the requirement of Nasdaq Rule 5635, which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in certain circumstances as set out therein.

The shareholder approval requirements set forth in Nasdaq Listing Rule 5635 are different than those required pursuant to the Irish Rules. Holdco intends to comply with the Irish Rules in lieu of the requirements set forth in Nasdaq Listing Rule 5635.

Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the Nasdaq listing rules.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of PERAC for the fiscal year ended December 31, 2023 form part of this Report.

The audited consolidated financial statements of Heramba GmbH for the fiscal year ended December 31, 2023 and the period from September 1, 2022 (inception) through December 31, 2022 form part of this Report.

The audited combined financial statements of Kiepe for the fiscal years ended December 31, 2023, 2022 and 2021 form part of this Report.

The unaudited pro forma condensed combined financial statements of Holdco as of and for the year ended December 31, 2023 are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS.

Exhibit Number	Description
1.1*	Memorandum and Articles of Association of Heramba Electric plc.
2.1†	Business Combination Agreement, dated October 2, 2023, by and among Project Energy Reimagined Acquisition Corp., Heramba Electric plc, Heramba Merger Corp., Heramba Limited and Heramba GmbH (incorporated by reference as Annex A to the Registration Statement on Form F-4 (Reg. No. 333-275903), filed with the SEC on December 6, 2023).
2.2*	Plan of Merger, dated July 26, 2024, between Project Energy Reimagined Acquisition Corp. and Heramba Merger Corp.
2.3*	Share Contribution Agreement, dated June 27, 2024, by and between Heramba Electric plc and Heramba Limited.
2.4*	Amended and Restated Warrant Agreement, dated July 26, 2024, by and among Heramba Electric plc, Project Energy Reimagined Acquisition Corp. and Continental Stock Transfer & Trust Company.
4.1*†	Registration Rights Agreement, dated July 26, 2024, by and among Heramba Electric plc, Smilodon Capital, LLC and the other signatories thereto.
4.2*	Lock-Up Agreement, dated June 19, 2024, by and among Heramba Electric plc, Smilodon Capital, LLC and the other signatories thereto.
4.3*	Form of Deed of Indemnification and Advancement between Heramba Electric plc and each of its directors and officers.
4.4	Sponsor Support Agreement, dated October 2, 2023, among Project Energy Reimagined Acquisition Corp., Heramba GmbH and Smilodon Capital, LLC (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-4 (Reg. No. 333-275903), filed with the SEC on December 6, 2023).
4.5*	Heramba Electric plc 2024 Incentive Award Plan.
4.6	Share Purchase Agreement, Deed Index No. W 2651/2023 of Notary Public Prof. Dr. Hartmut Wicke, Munich, Germany, dated as of July 25, 2023, by and among Heramba GmbH, Heramba Holdings, Inc., Knorr-Bremse Systeme für Schienenfahrzeuge GmbH and Knorr-Brake Holding Corporation (incorporated by reference as Exhibit 2.3 to the Registration Statement on Form F-4/A (Reg. No. 333-275903), filed with the SEC on March 15, 2024).
4.7	Amendment Agreement to Share Purchase Agreement, Deed Index No. W 0385/24 of Notary Public Prof. Dr. Hartmut Wicke, Munich, Germany, dated as of January 31, 2024, y and among Heramba GmbH, Heramba Holdings, Inc., Knorr-Bremse Systeme für Schienenfahrzeuge GmbH and Knorr-Brake Holding Corporation (incorporated by reference as Exhibit 2.4 to the Registration Statement on Form F-4/A (Reg. No. 333-275903), filed with the SEC on March 15, 2024).
4.8*	Letter Agreement, dated October 28, 2021, among Project Energy Reimagined Acquisition Corp., its executive officers, its directors and Smilodon Capital, LLC.
8.1*	List of subsidiaries of Heramba Electric plc.
15.1*	Unaudited pro forma condensed combined financial statements.
15.2*	Consent of UHY LLP
15.3*	Consent of UHY LLP
15.4*	Consent of Marcum LLP

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.
#	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2024	Heramba Electric plc

	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer and Director

HERAMBA GMBH

Audited Consolidated Financial Statements

For the year ended December 31, 2023 and the period from September 1, 2022 (Inception) to December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Heramba GmbH

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Heramba GmbH (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in member’s equity (deficit) and cash flows for the year ended December 31, 2023 and for the period from September 1, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a working capital deficit, incurred operating losses, and has additional capital needs to proceed with its business plan and has stated that these events or conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion on the Consolidated Financial Statements

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2023.

Melville, New York

July 29, 2024

HERAMBA GMBH
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in Euros)

		December 31,	December 31,
	Note	2023	2022
Assets
Current assets:
Cash		€1,022,710	€25,000
Prepaid expenses and other current assets		1,539,531	—
Total Current Assets		2,562,241	25,000
TOTAL ASSETS		€2,562,241	€25,000

LIABILITIES
Current Liabilities:
Accounts payable		€522,118	€—
Accrued expenses		306,468	—
Due to related party		154,459	—
Promissory note	5	4,668,084	—
Total Current Liabilities		€5,651,129	€—
TOTAL LIABILITIES

MEMBER’S EQUITY (DEFICIT)
Subscribed Capital	6	€25,000	€25,000
Accumulated losses		(3,113,888)	—
TOTAL MEMBER’S EQUITY (DEFICIT)		(3,088,888)	25,000
TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)		€2,562,241	€25,000

The accompanying notes are an integral part of these consolidated financial statements.

HERAMBA GMBH
CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in Euros)

	For the year ended December 31,	For the period from September 1, 2022 (inception) to December 31,
	2023	2022

Operating Expenses:
General and administrative	€2,817,681	€—
Loss from operations	(2,817,681)	—

Interest expense	(296,207)	—
Net loss	€(3,113,888)	€—

Weighted average shares outstanding, basic and diluted	25,000	25,000

Loss per share, basic and diluted	€(124.56)	€0.00

The accompanying notes are an integral part of these consolidated financial statements.

HERAMBA GMBH
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY(DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2023 AND THE PERIOD FROM SEPTEMBER 1, 2022
(INCEPTION) TO DECEMBER 31, 2022

(expressed in Euros)

		Subscribed Capital	Accumulated	Total Member’s Equity
	Note	Amount	Losses	(Deficit)
Balance September 1, 2022 (inception)		€—	€—	€—
Member’s Contribution of Capital	6	25,000	—	25,000
Balance, December 31, 2022		25,000	—	25,000
Net loss		—	(3,113,888)	(3,113,888)
Balance, December 31, 2023		€25,000	€(3,113,888)	€(3,088,888)

The accompanying notes are an integral part of these consolidated financial statements.

HERAMBA GMBH
CONSOLIDATED STATEMENT OF CASH FLOWS

(expressed in Euros)

	For the year ended December 31,	For the period from September 1, 2022 (inception) to December 31,
	2023	2022
Cash Flows from Operating Activities:
Net loss	€(3,113,888)	€—
Adjustments to reconcile net loss to net cash flows used in operating activities:
Non-cash interest expense	296,207	—
Changes in working capital:
Increase in prepaid expenses and other current assets	(145,872)	—
Increase in accounts payable	522,118	—
Increase in accrued expenses	10,261	—
Due to related party	154,459	—
Net cash used in operating activities	(2,276,715)	—

Cash Flows from Investment Activities:
Prepaid purchase consideration for acquisition	(1,393,659)	—
Net cash used in investing activities	(1,393,659)	—

Cash Flows from Financing Activities:
Proceeds from capital subscription	—	25,000
Proceeds from the issuance of promissory note	4,668,084	—
Net cash provided by financing activities	4,668,084	25,000

Net increase in cash	997,710	25,000
Cash, beginning of period	25,000	—
Cash, end of period	€1,022,710	€25,000

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Heramba GmbH (formerly known as Blitz D22-275) (the “Company” or “Heramba”) was established as a limited liability shell company on September 1, 2022 registered with the commercial register of the Local Court of Düsseldorf under HRB 98529.

The Company was formed for the purpose to focus on investing in companies with technologies and capabilities that can accelerate the decarbonization of commercial transportation. The Company has not commenced operations.

Heramba GmbH has two consolidated subsidiaries, Heramba Holdings, Inc. and Heramba Investments LLC. Both subsidiaries are 100% owned and located in the US. Heramba Holdings, Inc. was formed in April 2023 and Heramba Investments LLC was formed in August 2023.

Share Purchase Agreement

On July 25, 2023, Heramba and Heramba Holdings entered into the Share Purchase Agreement with Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB GmbH”) and Knorr-Brake Holding Corporation (“KB US” and, together with KB GmbH, “KB Sellers”) for the purchase of a majority interest in Kiepe Electric GmbH and Kiepe Electric LLC (collectively “Kiepe Electric”), and on January 31, 2024, Heramba, Heramba Holdings, KB GmbH and KB US entered into the SPA Amendment to the Share Purchase Agreement (as amended, the “SPA”). In December 2023, the company prepaid €1,393,659 of purchase consideration related to this agreement, which is included in prepaid expenses and other current assets on the accompanying consolidated statements of financial position. The SPA closed on February 6, 2024 (see Note 7).

Business Combination Agreement

On October 2, 2023, Heramba entered into a Business Combination Agreement (“BCA”) with Project Energy Reimagined Acquisition Corp. (“PERAC”), a special purpose acquisition company (“SPAC”), incorporated as a Cayman Islands exempted company, Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (“Holdco”), Heramba Merger Corp., an exempted company incorporated in the Cayman Islands with limited liability (“Merger Sub”) and Heramba Limited, an Irish private company limited by shares duly incorporated under the laws of Ireland and the sole shareholder of Heramba GmbH (the “Seller”).

Upon consummation of the BCA transaction, Heramba Electric PLC will become a publicly traded corporation. The transaction is subject to the approval of shareholders and the consummation of the SPA between Heramba and Kiepe Electric.

2. LIQUIDITY AND GOING CONCERN

Historically, the Company’s primary sources of liquidity have been cash flows from contributions from members and the issuance of a promissory note. As of December 31, 2023, the Company had an aggregate cash balance of €1,022,710. Subsequent to December 31, 2023, the Company successfully completed the acquisition of an operating entity in conjunction with the closing of the SPA (see Note 7). In order to support on-going operations and meet current purchase consideration obligations related to the SPA, the Company will need to raise additional capital or secure debt funding. While there can be no assurances, the Company intends to raise such capital through issuances of additional equity and debt. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). These consolidated financial statements have been prepared on the historical cost basis.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries All intercompany transactions and balances have been eliminated.

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which each entity operates. The presentation currency of the Company is Euros.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. There were no significant estimates for the year ended December 31, 2023 and the period from September 1, 2022 (inception) to December 31, 2022.

Cash

Cash is comprised of cash held in banks which are subject to an insignificant risk of change in value. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.

Other Financial Assets and Other Financial Liabilities

Financial instruments are any form of contract that gives rise to a financial asset in one company and a financial liability or equity instrument in another company. A financial asset or financial liability is included in the statement of financial position when the entity becomes a party to the contractual terms of the instrument. Other financial liabilities and other financial assets, including liabilities to and receivables from related parties, are valued at amortized cost. A financial asset is removed from the statement of financial position when the contractual right to cash flow from the asset has ceased or been settled. The same applies where the risks and benefits associated with the holding are essentially transferred to another party and the entity no longer has control over the financial asset. A financial liability is derecognized when the agreed obligation has been fulfilled or ceased.

Transaction Costs in an Offering of Equity Securities

In the event of offering of equity securities, incremental costs that otherwise would not have been incurred are deferred and capitalized in the statement of financial position as a financial asset at amortized cost instead of expensed as incurred. When cash is received from investors as part of the offering, such deferred incremental costs are derecognized and deducted from member’s equity.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the Company elects whether to measure the components of the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument within the scope of IFRS 9, Financial Instruments (“IFRS 9”) is measured at fair value with the changes in fair value recognized in profit or loss. In accordance with IFRS 9, other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for noncontrolling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

Earnings (loss) Per Share

Basic and diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

New and Revised Standards Issued, but not yet Effective

The IASB has issued new or amended accounting standards and interpretations that have not yet become effective and have consequently not been implemented in the consolidated financial statements. The Company expects to adopt the accounting standards and interpretations when they become effective. Management does not expect that the adoption of these standards will have a material impact on future financial statements of Heramba going forward.

New or revised standards and Interpretations	Contents of, or change to, standard or interpretation	Effective date (Periods beginning on or after)
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	01/01/2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	01/01/2024
Amendments to IAS 1	Non-Current liabilities with Covenants	01/01/2024
Amendments to IAS 21	Lack of Exchangeability	01/01/2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	01/01/2024

The Company has not voluntarily adopted any new or amended standards and interpretations earlier.

4. RELATED PARTY TRANSACTIONS

Due to related party

As of December 31, 2023, an affiliate had advanced the Company an aggregate of €154,459 for working capital requirements. The advances are non-interest bearing and due on demand.

Consultancy Agreement

In January 2023, the Company entered into a consultancy agreement with an affiliate. Pursuant to the consultancy agreement, the affiliate will provide advisory service related to the Business Combination at a monthly cost of €7,500 plus applicable value added tax (VAT). For the year ended December 31, 2023, €59,859 was expensed under this agreement and included in general and administrative expense in the consolidated statement of operations. At December 31, 2023, €8,925 was included in accounts payable in the accompanying consolidated statement of financial position.

5. PROMISSORY NOTE

On May 31, 2023, the Company issued an unsecured promissory note with an unrelated third-party in the amount of $5,000,000 (€4,668,084) (the “Promissory Note”). Pursuant to the terms of the agreement, the Promissory Note bears interest at 10.00% per annum and is currently due on demand. Unpaid interest expense for the year ended December 31, 2023 was €296,207 and is included in accrued expenses within the consolidated statement of financial position.

6. MEMBERS’ EQUITY

The Company was formed on September 1, 2022 and issued 25,000 ordinary shares at a nominal value of €1.00 per share. The Company is authorized to issue 25,000 ordinary shares.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 29, 2024, which represents the date the consolidated financial statements were available to be issued, and no events have occurred through that date that would impact the consolidated financial statements.

Kiepe Acquisition

On February 6, 2024, KB GmbH, as sole shareholder of Kiepe Electric GmbH (“KE DE”), sold and transferred 85% of the equity interests in KE DE, as well as certain receivables and shareholder loans, to Heramba, and KB US, as the sole member of Kiepe Electric LLC (“KE US”), sold and transferred all ownership interests in KE US, as well as certain receivables, to Heramba Holdings (the “Kiepe Acquisition”). KE DE and KE US are collectively referred to herein as “Target Companies.” KB GmbH revised and updated the articles of association and the shareholders list of KE DE such that the share capital of KE DE is divided into two shares, one share having a nominal amount of €850,000 (“KE DE Share 1”) and one share having a nominal amount of €150,000 (“KE DE Share 2”).

The aggregate preliminary purchase price for the sale and transfer of the KE DE Share 1 and the KE US interests was €4,800,000, calculated in accordance with the terms of the SPA (which such purchase price is subject to customary adjustments based on a customary closing account mechanism).

Heramba has the option, but is not required, to purchase all, but not less than all, of the KE DE Share 2 from KB GmbH (the “Call Option”) at any time prior to December 31, 2025 against payment of €5,000,000 (the “Option Purchase Price”). KB GmbH has the option, but shall not be required, to sell all, but not less than all, of the KE DE Share 2 to Heramba (the “Put Option”) at any time between January 1, 2025 and November 30, 2025 against payment of the Option Purchase Price.

In addition to the above purchase price, an amount of €15,000,000 shall be paid by Heramba and Heramba Holdings to KB Sellers as an earn-out which shall be due and payable within 30 business days from the date of submission of the audited 2023 consolidated financial statements of the Target Companies, but in any event no later than September 30, 2024 (the “2nd Purchase Price”), if the audited 2023 revenues of the Target Companies equals or exceeds €141,903,100.

In addition to the above purchase price and the 2nd Purchase Price, an amount of up to €9,500,000 shall be paid by Heramba and Heramba Holdings to KB Sellers as an earn-out which shall be due and payable within 30 business days from the date of submission of the audited 2024 consolidated financial statements of the Target Companies, but in any event no later than September 30, 2025 (the “3rd Purchase Price”), if the audited 2024 revenues of the Target Companies equals or exceeds certain thresholds. The 3rd Purchase Price shall be €9,500,000 if the audited 2024 revenues of the Target Companies equal or exceeds €190,961,200 and the 3rd Purchase Price shall be €7,000,000 if the audited 2024 revenues of the Target Companies equal or exceeds €164,916,680 but is less than €190,961,200.

In connection with the completion of a project relating to the design, construction, delivery and commissioning of a certain number of vehicles (the “WSW Project”), Heramba may, under certain circumstances, be obligated to pay to KB GmbH, as additional purchase price, an amount of up to €5,000,000 (the “WSW Earn-out”).

In addition to the above purchase price, the 2nd Purchase Price, the 3rd Purchase Price and the WSW Earn-out, an amount of €5,000,000 (the “Additional Purchase Price”) shall be paid by Heramba and Heramba Holdings to KB Sellers on the later of the date of the completion of the WSW Project and March 30, 2026.

Following consummation of the Kiepe Acquisition, Heramba and Heramba Holdings have the option, under certain conditions, to pay KB Sellers the 3rd Purchase Price and Optional Purchase Price, as applicable, in Holdco Ordinary Shares (such shares, the “Stock Consideration Shares”). The number of Holdco Ordinary Shares to be issued will be equal to the quotient of the 3rd Purchase Price or Optional Purchase Price, as applicable, divided by the twenty-day volume weighted average price of the Holdco Ordinary Shares on Nasdaq immediately prior to such payment.

The Company has accounted for the aforementioned acquisition pursuant to IFRS 3, Business Combinations, (“IFRS 3”) as the accounting acquirer using the acquisition method of accounting as KE DE and KE US each meet the definition of a business, respectively. Each identifiable asset and liability will be measured at its acquisition-date fair value. The non-controlling interest relating to KB GmbH’s 15% ownership will be measured at fair value.

The Company based the preliminary allocation of the purchase price on estimates and assumptions that are subject to change within the purchase price allocation period, which is generally one year from the acquisition date. The purchase accounting is not yet complete, and as such, the final allocation may be subject to future adjustments, including, but not limited to, inventory, contract assets, intangible assets, and certain income tax matters.

The following table summarizes the preliminary allocation of the purchase price for the Kiepe Acquisition:

February 6, 2024
Fair value of consideration:
Cash paid at closing	€4,800,000
2nd purchase price earn-out	13,341,899
3rd purchase price earn-out	2,021,802
Less: Call option	(1,001,048)
Add: Put option	2,086,499
WSW Earn-out	5,000,000
Total	€26,249,152

Allocated to:
Cash and cash equivalents	€27,622,751
Accounts receivable	44,117,142
Inventory	54,548,016
Contract assets	29,444,290
Other assets	20,561,571
Fixed assets	22,320,826
Accounts payable	(23,228,405)
Contract liabilities	(57,436,169)
Other provisions - current	(22,644,302)
Other current liabilities	(15,271,273)
Other liabilities	(25,602,487)
Total identifiable net assets acquired	€54,431,960

Non-controlling interests	€3,339,948

Excess of net assets acquired before allocation to identifiable intangible assets and bargain purchase gain over purchase price	€(24,842,860)

While a final determination of the value of the identifiable intangibles has not been completed, management has made an initial determination that €6,703,800 should be allocated to identifiable intangible assets. The preliminary excess of fair value of the net assets acquired over the purchase price results in a bargain purchase gain. Management believes the acquisition will ultimately result in a bargain purchase gain, because the seller was motivated to divest such business as it was no longer part of the seller’s long-term strategy.

	Amount	Estimated useful life (Years)
Tradename – Trademark (1)	€965,900	15
Intellectual property – Technology license rights (2)	161,000	5
Customer base (3)	5,576,900	10
	6,703,800
Bargain purchase gain	(31,546,660)
	€(24,842,860)

(1)	The tradename was preliminarily valued using a Relief of Royalty Method (“ROR”). The ROR reflects the present value of the royalties that could be earned by licensing the tradename and the cost to realize those revenues and an appropriate discount rate to reflect the time value and risk associated with the cash flows.

(2)	The intellectual property was preliminarily valued using a Relief of Royalty Method (“ROR”). The ROR reflects the present value of the royalties that could be earned by licensing the intellectual property after taking into account technological obsolescence and the cost to realize those revenues and an appropriate discount rate to reflect the time value and risk associated with the cash flows.

(3)	These customer relationships were preliminarily valued using the Mutli-Period Excess Earnings Method (“MPEEM”). The MPEEM reflects the present value of the operating cash flows generated by existing customer relationships after taking into account retention of the customers and the cost to realize the revenue and an appropriate discount rate to reflect the time value and risk associated with the cash flows.

Loan Agreements

On April 30, 2024, Heramba Holdings, Inc., and Heramba Limited, entered into loan agreements (the “Loan Agreements”) with certain unaffiliated third parties (the “Investors”) pursuant to which the Company issued to the Investors unsecured notes (the “Notes”) in an aggregate principal amount of $1,800,000 (approximately €1,680,000). The Notes mature on the third business day following consummation of the Business Combination pursuant to the BCA; provided, however, that if the BCA is terminated prior to the consummation of the Business Combination, the Notes mature on the thirtieth business day following the date the BCA is terminated; provided further, that in no event shall the maturity date be later than September 1, 2024. The Notes do not bear interest during the term of the Notes. The Notes are subject to customary events of default, the occurrence of which, following written notice to the Company, triggers the unpaid principal balance of the Notes and all other sums payable with regard to the Notes becoming immediately due and payable. In addition, Seller is obligated and liable for all amounts due under and pursuant to the Notes.

In the event the BCA is terminated prior to consummation of the Business Combination, the Investors collectively shall be issued equity interests in Seller equal to 2.65% of the equity ownership of Seller.

On July 9, 2024, Heramba Holdings, Inc. entered into a loan agreement with a third party (the “Lender”) pursuant to which the Heramba Holdings, Inc. issued to the Lender an unsecured notes (the “New Note”) in an aggregate principal amount of $800,000 (approximately €747,000). The Lender advanced the principal amount in April 2024. The New Note bears interest of 5% during the term of the New Note and matures on April 27, 2025. The New Note is subject to customary events of default, the occurrence of which, following written notice to the Company, triggers the unpaid principal balance and accrued interest of the New Note and all other sums payable with regard to the New Note becoming immediately due and payable.

Other Events

Subsequent to the closing of the SPA, the Company became in violation of certain covenants within the SPA as a result of Kiepe Electric entering into an unapproved letter of credit with an unrelated financial institution in the amount of $10,000,000 (approximately €9,200,000). Kiepe Electric is currently restricted from accessing the amount as it is being irrevocably pledged in favor of the financial institution.

Business Combination Agreement

On July 26, 2024, the Business Combination was consummated.

Kiepe Electric Group

Audited Combined Financial Statements

As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022, and 2021

KIEPE ELECTRIC GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Kiepe Electric Group

Opinion on the Combined Financial Statements

We have audited the accompanying combined statements of financial position of Kiepe Electric Group (the “Company”), as of December 31, 2023, and 2022, the related combined statements of profit or loss, comprehensive profit or loss, changes in net investment, and cash flows for each of the three years ended December 31, 2023, 2022, and 2021 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023, 2022, and 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A.1 to the combined financial statements, the Company does not have access to secure bond credit lines in order to support its revenue generating and operational business needs, as a result, the Company does not believe that its current level of cash and cash equivalents is sufficient to fund operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note A.1. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion on the Combined Financial Statements

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

We draw attention to Note A.2, “Basis of Combination” to the combined financial statements with respect to the principles and conventions applied to the preparation and presentation of the combined financial statements. Our opinion is not modified with respect to this matter.

/s/ UHY LLP

We have served as the Company’s auditor since 2023.

Melville, New York

July 29, 2024

Combined Statements of Profit or Loss

of Kiepe Electric Group, for the years ended December 31, 2023, 2022 and 2021

01. COMBINED STATEMENTS OF PROFIT OR LOSS

in € thousand	Notes	2023	2022	2021
Revenue	C.1	152,807	119,788	109,265
Change in inventory of finished and unfinished goods	C.2	(3,032)	(4,377)	1,360
Own work capitalized	C.2	3,167	3,468	3,734
Other operating income	C.3	2,564	3,534	5,844
Cost of materials	C.4	(67,397)	(53,650)	(56,579)
Personnel expenses	C.5	(55,211)	(57,429)	(61,296)
Other operating expenses	C.6	(28,133)	(24,381)	(23,629)
Depreciation, amortization and impairment	C.7	(3,601)	(4,968)	(6,669)
Operating gain / (loss)		1,164	(18,015)	(27,970)
Interest income	C.8	1,202	150	33
Interest expenses	C.8	(1,279)	(1,061)	(1,655)
Other financial result	C.8	108	(37)	15
Income / (loss) before taxes		1,195	(18,963)	(29,577)
Income tax (expense) benefit	C.9	(788)	(1,095)	918
Income / (loss) for the period		407	(20,058)	(28,659)
Income / (loss) attributable to Parent		407	(20,058)	(28,659)

- The accompanying notes are an integral part of these combined financial statements. -

Combined Statements of Comprehensive Profit or Loss

of Kiepe Electric Group, for the years ended December 31, 2023, 2022 and 2021

02. COMBINED STATEMENTS OF COMPREHENSIVE PROFIT OR LOSS

in € thousand	Notes	2023	2022	2021
Income / (loss) for the period		407	(20,058)	(28,659)
Actuarial gains and losses	D.9	(504)	2,951	1,141
Income taxes relating to these items	C.9	304	(753)	(86)
Items that will not be reclassified to profit or loss		(200)	2,198	1,055
Currency translation difference		(182)	(842)	755
Items that may be reclassified to profit or loss		(182)	(842)	755
Other comprehensive income / (loss) after taxes		(382)	1,356	1,810
Total comprehensive income / (loss) for the period		25	(18,702)	(26,849)
Total comprehensive income / (loss) attributable to Parent		25	(18,702)	(26,849)

- The accompanying notes are an integral part of these combined financial statements. -

Combined Statements of Financial Position

of Kiepe Electric Group, as of December 31, 2023 and 2022

03. ASSETS

in € thousand	Notes	Dec. 31, 2023	Dec. 31, 2022
Assets
Intangible assets, net	D.1	13,688	11,485
Goodwill	D.2	4,321	4,321
Property, plant and equipment, net	D.3	22,440	24,289
Financial assets	D.4	119	48
Deferred tax assets	C.9	79	43
Non-current assets		40,647	40,186

Inventories, net	D.6	53,072	45,020
Trade receivables, net	D.5	46,302	41,454
Other financial assets	D.5	1,561	1,960
Other assets	D.5	6,554	4,188
Contract assets	C.1	27,661	21,244
Receivables from related parties	F.3	4,560	53,988
Cash and cash equivalents	D.7	32,535	8,462
Current assets		172,245	176,316

Total assets		212,892	216,502

- The accompanying notes are an integral part of these combined financial statements. -

04. NET INVESTMENT AND LIABILITIES

in € thousand	Notes	Dec. 31, 2023	Dec. 31, 2022
Net investment
Net investment attributable to Parent		59,730	54,550
Other comprehensive income		1,681	2,063
Total net investment attributable to Parent	D.8	61,411	56,613

Liabilities
Provisions for pensions	D.9	4,031	3,591
Provisions for other employee benefits	D.9	968	931
Other provisions	D.10	17,326	12,618
Financial liabilities	D.12	2,237	1,889
Other liabilities	D.11	135	264
Deferred tax liabilities	C.9	3	26
Non-current liabilities		24,700	19,319

Provisions for other employee benefits	D.9	548	542
Other provisions	D.10	22,334	28,573
Trade payables	D.11	23,827	18,365
Financial liabilities	D.12	1,305	1,017
Other liabilities	D.11	8,350	11,109
Contract liabilities	C.1	65,965	75,425
Liabilities to related parties	F.3	4,258	5,348
Income tax liabilities	D.14	194	191
Current liabilities		126,781	140,570
Liabilities		151,481	159,889
Total net investment and liabilities		212,892	216,502

- The accompanying notes are an integral part of these combined financial statements. -

Combined Statements of Changes in Net Investment

of Kiepe Electric Group, as of December 31, 2023, 2022 and 2021

05. COMBINED STATEMENTS OF CHANGES IN NET INVESTMENT

in € thousand	Notes	Net investment attributable to Parent	Currency translation differences	Total net investment attributable to Parent
Balance at January 1, 2021		61,375	–	61,375
Net income / (loss) for the period		(28,659)	–	(28,659)
Other comprehensive income / (loss) for the period		1,055	755	1,810
Total comprehensive income / (loss) for the period		(27,604)	755	(26,849)
Other transactions with Parent	D.8	18,723	–	18,723
Balance at December 31, 2021		52,494	755	53,249

Balance at January 1, 2022		52,494	755	53,249
Net income / (loss) for the period		(20,058)	–	(20,058)
Other comprehensive income / (loss) for the period		2,198	(842)	1,356
Total comprehensive income / (loss) for the period		(17,860)	(842)	(18,702)
Other transactions with Parent	D.8	22,066	–	22,066
Balance at December 31, 2022		56,700	(87)	56,613

Balance at January 1, 2023		56,700	(87)	56,613
Net income / (loss) for the period		407	–	407
Other comprehensive income / (loss) for the period		(200)	(182)	(382)
Total comprehensive income / (loss) for the period		207	(182)	25
Other transactions with Parent	D.8	4,773	–	4,773
Balance at December 31, 2023		61,680	(269)	61,411

- The accompanying notes are an integral part of these combined financial statements. -

Combined Statements of Cash Flows

of Kiepe Electric Group, for the years ended December 31, 2023, 2022 and 2021

06. COMBINED STATEMENTS OF CASH FLOWS

in € thousand	Notes	2023	2022	2021
Income / (loss) for the period		407	(20,058)	(28,659)
Adjustments for
Income tax expense (benefit)		788	1,095	(918)
Interest result		77	911	1,622
Amortization, depreciation and impairment		3,601	4,968	6,669
Loss on the disposal of fixed assets		–	73	209
Other non-cash expenses and income		1,366	15	(3,195)
Income tax payments		(535)	(1,386)	(1,168)
Changes of
Decrease/(increase) in inventories		(7,869)	2,111	4,594
Decrease/(increase) in trade receivables		29,986	(19,441)	6,860
Decrease/(increase) in contract assets		(6,389)	(2,791)	14,651
Decrease/(increase) in other assets		(1,776)	1,999	(2,959)
(Decrease)/increase in trade payables and contract liabilities		(3,703)	13,392	(21,888)
(Decrease)/increase in other liabilities		(4,353)	4,377	2,237
(Decrease)/increase in provisions		(1,024)	3,743	5,329
Cash flow from operating activities	E.1	10,576	(10,992)	(16,616)

Purchase of intangible assets and capitalized development costs		(3,197)	(3,468)	(4,157)
Proceeds from the sale of property, plant and equipment		–	6	5,484
Purchase of property, plant and equipment		(1,027)	(1,498)	(800)
Purchase of investments and other long-term assets		(666)	(65)	(75)
Interest received		1,057	128	31
Cash flow from investing activities	E.2	(3,833)	(4,897)	483

Proceeds from borrowings		250	–	1,329
Repayments of borrowings		–	–	(62)
Repayments of lease liabilities		(772)	(903)	(861)
Proceeds from grants and subsidies		–	–	366
Interest paid		(981)	(926)	(1,605)
Termination cash-pool agreement with Parent		14,361	–	–
Other financing transactions with Parent		4,771	19,349	21,341
Cash flow from financing activities	E.3	17,629	17,520	20,508

Cash flow changes		24,372	1,631	4,375
Effect of movements in exchange rates		(299)	(1,028)	548

Cash funds at the beginning of the period		8,462	7,859	2,936
Cash funds at the end of the period	E.4	32,535	8,462	7,859

- The accompanying notes are an integral part of these combined financial statements. -

Notes to the Combined Financial Statements

A.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

A.1	Background and description of business

Kiepe Electric is a carve-out business of Knorr-Bremse AG, Munich, Germany (“KB”, together with its direct and indirect subsidiaries the “KB Group”, collectively “Parent”). The Kiepe Electric business is headed by Kiepe Electric GmbH, Kiepe Platz 1, Dusseldorf, Germany, and its direct subsidiaries, as well as Kiepe Electric LLC., Alpharetta, USA, an indirect subsidiary of KB. All of these combined legal entities have been jointly conducting Kiepe Electric activities (“Kiepe Electric”, the “Kiepe Electric Group “ or the “Company”). The Kiepe Electric Group companies operate globally with its headquarters in Germany and operations located in Germany, Austria, Switzerland, Italy and North America.

On July 25, 2023, a share purchase agreement by and between Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, Munich, Germany (“KB SfS”) and Knorr Brake Holding Corporation, Avon, USA as sellers and Heramba GmbH, Dusseldorf, Germany and Heramba Holdings Inc., Newark, USA as purchasers regarding the sale and transfer of shares in Kiepe Electric GmbH and Kiepe Electric LLC was signed. On February 6, 2024, the transaction to sell the Kiepe Electric business to Heramba GmbH and Heramba Holdings Inc. was completed, leaving KB with a 15% interest in Kiepe Electric GmbH. In October 2023, Heramba GmbH, a special purpose company, entered into a business combination agreement with Project Energy Reimagined Acquisition Corporation, Cayman Islands (“PERAC”). Following the consummation of the business combination agreement, the combined company’s securities are expected to be listed on The Nasdaq Stock Market LLC.

Kiepe Electric is a global specialist in e-engineering offerings of environmentally friendly electrical equipment for tramcars, light rail vehicles, metro vehicles and regional vehicles as well as battery buses, trolleybuses and In-Motion-Charging buses. Kiepe Electric operates in the business areas of Rail Vehicle Systems (“RVS”), Electrical Vehicle Systems (“EVS”) and Aftermarket & Sales, Modernization with its core competence in the design and integration of electrical systems in the stated vehicles.

The management of Kiepe Electric Group (the “Management”) has prepared these combined financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the interpretations of the IFRS Interpretations Committee as issued by the International Accounting Standards Board (“IASB”).

The combined financial statements comprise the combined statements of financial position and combined statements of changes in net investment as of December 31, 2023 and 2022, combined statements of profit or loss and comprehensive profit or loss and combined statement of cash flows for the fiscal years ended December 31, 2023, 2022 and 2021, as well as notes to the combined financial statements (“Combined Financial Statements”, “CFS”) for the fiscal years ended December 31, 2023 and 2022.

Historically, the Company’s primary sources of liquidity have been cash and cash equivalents, cash flows from operations (when available) and cash flows from financing activities, including funding under a profit and loss transfer agreement (“PLTA”) that was entered into between Kiepe Electric GmbH and KB SfS.

In preparation of the transaction that was completed on February 6, 2024, the PLTA is no longer in force and has been mutually terminated as of January 31, 2024. In addition, as the Company is no longer wholly-owned by KB Group, Kiepe Electric does not have access to secure bond credit lines in order to support its revenue generating and operational business needs sufficiently and there is no assurance that future access to bonding and funding will be available if and when required or at terms acceptable to the Company. Such factors raise substantial doubt about the ability of Kiepe Electric to continue as a going concern. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Combined Financial Statements are presented in euro (€). All amounts are stated in thousands of euros (€ thousand) unless otherwise stated. Rounding differences may result in differences in amounts and percentages.

The Combined Financial Statements were authorized for issuance by management of Kiepe Electric GmbH on July 29, 2024.

During the reporting periods presented, Kiepe Electric has not been a group of entities under the control of a parent company as defined by IFRS 10 “Consolidated Financial Statements” and therefore has not prepared consolidated or combined financial statements for internal or external reporting purposes in the past. However, the Company has been under common control of an ultimate parent company during the reporting periods presented.

The Combined Financial Statements include the following legal entities as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

A.2	Basis of combination

07. COMPOSITION OF THE COMPANY

		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Name	Country	share of voting rights	share of voting rights	share of voting rights
Kiepe Electric GmbH	Germany	n/a	n/a	n/a
Kiepe Electric S.r.L.	Italy	100%	100%	100%
Kiepe Electric Schweiz AG	Switzerland	100%	100%	100%
Kiepe Electric LLC	USA	100%	100%	100%
Kiepe Electric Corporation	Canada	100%	100%	100%
Heiterblick Projektgesellschaft mbH	Germany	49%	49%	49%
Kiepe Electric India Pvt. Ltd.	India	—%	20%	20%

Heiterblick Projektgesellschaft mbH and Kiepe Electric India Pvt. Ltd. are included as investments measured at cost within the CFS. During 2023, Kiepe Electric GmbH sold its investment in Kiepe Electric India Pvt. Ltd.

During the reporting periods presented, the Kiepe Electric business was solely comprised of and conducted by these legal entities. These legal entities were fully dedicated to the Kiepe Electric business and operated largely independently from the rest of the KB Group.

The preparation of combined financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

Kiepe Group’s Management states and confirms that all relevant information in the Combined Financial Statements is being evidenced and corresponds to the financial statements used by Management in the administration.

The Combined Financial Statements have been prepared on the historical cost basis, except certain financial assets and liabilities that are measured at their fair value.

The Kiepe Group’s businesses included in these CFS are not generated as a single legal entity. These Combined Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if Kiepe Group had operated in a single legal entity during the years, or indicative of future results.

KB acquired Kiepe Electric in 2017. The purchase price of € 87,900 thousand resulted in the recognition of goodwill of € 4,321 thousand, fair value step-ups for acquired assets of € 27,145 thousand and deferred tax liabilities of € 7,417 thousand. For the purpose of the CFS, the effects of the business combination, including historical goodwill, have been included to consider all of the costs and resources controlled by Kiepe Electric. Refer to Note B.17 for more information.

All intercompany balances, income and expenses, and unrealized gains and losses resulting from transactions between the Kiepe Electric Group companies are eliminated, except for gains or losses from foreign exchange translation. Transactions between Kiepe Electric Group companies and the remaining KB Group companies are accounted for at arm’s length and classified as related party transactions in accordance with International Accounting Standard (“IAS”) 24 “Related Party Disclosures”. Respective outstanding balances, including trade accounts, cash pool clearing accounts and loans, are presented as separate financial statements line items “Receivables from related parties” or “Liabilities to related parties” in the combined statements of financial position, respectively. For more information see Note F.3.

The Company uses a centralized approach for cash management and to finance its operations through participation in the in-house banking system within the KB Group. Accordingly, excluding cash and cash equivalents held directly with third party banks, the Company’s cash deposits and funding are pooled directly with KB through cash pool clearing accounts and treated as receivables from and payables to related parties.

Furthermore, as no KB Group debt is directly attributable to the Company, no parent level debt or interest expense has been allocated to the Combined Financial Statements. Interest earned on deposits through the cash-pooling arrangements and interest payable on related party interest bearing borrowings were historically settled through the cash-pooling arrangement.

Receivables related to the PLTA between Kiepe Electric GmbH and KB SfS are presented as receivables from related parties.

Interest income on cash-pooling deposits and interest expense on related party borrowings are typically based on country-specific market interest rates that, when taken together, reflect interest rates that management believes are comparable to the rates charged by third-party banks. For more information see Note F.3.

For purpose of the Combined Financial Statements, income taxes were determined using the separate return approach based on the assumption that Kiepe Electric entities included in a consolidated income tax return constitute separate taxpayers. This assumption implies that current and deferred taxes assigned to Kiepe Electric are calculated separately and that the recoverability of deferred taxes is assessed on this basis. For Kiepe Electric entities which did not historically constitute separate income tax payers, current tax expense and deferred tax income were recognized in the Combined Financial Statements in the year in which they arose as non-cash contributions or withdrawals by KB Group.

The combined statements of changes in net investment present the changes in net investment attributable to KB in the respective reporting periods. In the periods under consideration, Kiepe Electric did not constitute a group with a parent company in accordance with IFRS 10. Therefore, “Net investment attributable to Parent” is shown in lieu of share capital, reserves and retained earnings. For such reasons, no earnings per share is presented. Exchange differences on currency translation of foreign operations are reported separately in accordance with IAS 1 “Presentation of Financial Statements”.

KB Group provides some central services to Kiepe Electric, such as strategy, HR, tax, treasury and legal services. The respective costs have historically already been charged to Kiepe Electric and are included in profit or loss at their historical amounts. The costs charged to Kiepe Electric may not be indicative of costs incurred had the combined entities operated on a standalone basis.

A.3	Compliance with IFRS

Since IFRS does not provide specific guidelines for the preparation of Combined Financial Statements, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been used for the preparation of the Combined Financial Statements. Management uses judgement in developing and applying accounting policies in order to prepare information that is relevant to users, reliable and free from bias, and complete in all material respects. In doing so, management also considered IAS 8.12, which requires the consideration of the most recent pronouncements of other standard setting bodies, other financial reporting requirements and recognized industry practices.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

B.1	Use of Estimates and critical judgement

The preparation of the Combined Financial Statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the periods presented. Such estimates include, but are not limited to: the useful lives of assets; assessment of the recoverability of long-lived assets; goodwill impairment; the recognition of revenue and project profit or loss, in particular, on construction contracts accounted for under the cost-to-cost method, for which the recorded amounts require estimates of costs to complete and the amount and probability of variable consideration included in the contract transaction price; allowance for expected credit losses; determination of leases and accounting for income taxes. Management bases its estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. The Combined Financial Statements requires management to make estimates, assumptions and judgements that affect the amount and recognition of the reported assets and liabilities, as well as the recognition of revenue and expenses. Even though these estimates, assumptions and judgements were made to the best of management’s knowledge, actual amounts can deviate. Such estimates include measurement of defined benefit obligations, impairment tests and revenue recognition over time and such judgements include revenue recognition and determination of leases. The Company evaluates its estimates, assumptions, and judgments on an ongoing basis using historical experience and other factors and revises them when facts and circumstances dictate.

The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

B.2	Measurement basis

The Combined Financial Statements have been prepared on the historical cost basis except as specifically stated otherwise for periods presented.

B.3	Foreign Currency Transactions and Translation

The financial position and results of operations for each of the entities included in the Combined Financial Statements are determined using the local currency as the functional currency. Foreign exchange differences arising from transactions and balances denominated in currencies other than the functional currency are generally recognized in profit or loss of the respective entity and reported in “other financial result” in the combined statements of profit and loss.

The presentation currency of the Combined Financial Statements is Euro (EUR). The assets and liabilities of foreign operations, where the functional currency is other than EUR, are translated using period-end exchange rates. The income and expenses of foreign operations are translated into EUR at the average of the exchange rate for each fiscal year. Differences arising from such translations are recognized in the other comprehensive income or loss through net investment.

The exchange rates of the currencies of non-EUR countries used in the preparation of the Combined Financial Statements are as follows:

08. CURRENCY EXCHANGE RATES

			Dec. 31, 2023		Dec. 31, 2022	Dec. 31, 2021
Country	Currency	Period-end rate	Average rate	Period-end rate	Average rate	Average rate
USA	USD	0.90498	0.92461	0.93756	0.94949	0.84311
Switzerland	CHF	1.07991	1.02887	1.01554	0.99526	0.92305
Canada	CAD	0.68297	0.68500	0.69252	0.73009	0.67236

B.4	Revenue

Revenue is recognized in accordance with IFRS 15 when the customer has obtained control of the goods and services expected to be provided by Kiepe Electric. Control is either transferred at a point-in-time or over a period of time. When assessing revenue recognition over time, Kiepe Electric assesses whether a good has an alternative use and has an enforceable right to payment for the performance completed based on the project agreements. In instances in which these criteria are met, revenue is recognized based on measuring progress by using input-oriented methods. Kiepe Electric applies the cost-to-cost percentage-of-completion measure of progress as it best depicts how control transfers to clients. The cost-to-cost approach measures progress towards completion based on the ratio of cost incurred to date compared to total estimated contract cost.

Kiepe Electric generates revenue from contracts with customers in the RVS, EVS and Aftermarket & Service, Modernization business.

RAIL VEHICLE SYSTEMS

The Rail Vehicle Systems business unit covers electrical systems for rail vehicles. Kiepe Electric integrates traction equipment, on-board power supply systems, vehicle control systems as well as many electronic and electrical vehicle components into its extensive system solutions. The RVS sector is characterized by long project cycles, resulting in high sales coverage and reliable sales planning.

The Rail Vehicle Systems business represents long-term construction contracts, which focuses on customer specific solutions (includes significant engineering and construction work, followed by serial production). IFRS 15.10 defines a contract as an agreement between two or more parties that creates enforceable rights and obligations. For long-term construction contracts the parties generally agree on a so-called Purchase Contract or Project Purchase Contract which in turn, creates enforceable rights and obligations and meet the definition of a contract. The contract specifies the deliverables, the quantities as well as the terms of payment and delivery. Terms of payment are agreed individually for each contract.

The Company accounts for each promised good or service as a separate performance obligation if the good or service is capable of being distinct. A good or service is considered distinct if the customer can benefit from the good or service on its own or together with other resources and the promise to transfer a good or service to the customer is separately identifiable. In the case of long-term construction contracts Kiepe Electric accounts for the contracts as one performance obligation and one product group. All engineering and all deliveries contained in the base contract for the respective rail vehicle system form one performance obligation. If a contract specifies more than one product group each product group represents a separate performance obligation. Kiepe Electric provides legally required warranties and offers service type warranties for each delivered system which lead to a separate performance obligation.

The transaction price is the amount of consideration to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). Due to the nature of the Company’s industry, there is significant complexity in the Company’s estimation of total expected revenue and cost, for which the Company must make significant judgments. The Company’s contracts with its customers may contain several types of variable consideration, including claims, unpriced change orders, award and incentive fees, liquidated damages and penalties or other provisions that can either increase or decrease the contract price to arrive at estimated revenue. These variable amounts generally are earned upon achievement of certain performance metrics, program milestones or cost targets and can be based upon customer discretion. The Company estimates variable consideration at the most likely amount to which it expects to be entitled upon completion of a project. The Company includes estimated amounts in the transaction price to the extent it is probable it will realize that amount. The Company’s estimates of variable consideration and its determination of its inclusion in project revenue are based on an assessment of the Company’s anticipated performance and other information that may be available to it.

When the transaction price includes a significant financing component, the purchase price is adjusted accordingly. As of December 31, 2023 and 2022, only one project contained a significant financing component due to exceptionally high prepayments. The recognition of the significant financing component is based on a straight-line basis over the term of the project.

If a contract involves multiple performance obligations the Company allocates the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis. As all long-term construction projects are customized products, the stand-alone selling price is not directly observable. Kiepe Electric therefore derived the stand-alone selling price with a best estimate of cost to satisfy the obligation plus an average margin.

For each performance obligation identified, at contract inception, the Company determines whether it satisfies the performance obligation over-time or satisfies the performance obligation at a point-in-time. For long-term construction contracts revenue is generally recognized over-time.

ELECTRIC VEHICLE SYSTEMS

The Electric Vehicle Systems business unit offers traction equipment, current collector systems, on-board power supply systems, battery chargers and insulation monitoring systems, including energy management. The vehicle equipment is supplemented by components from other companies to an optimized system and delivered to the customer from a single source. In contrast to the RVS business, the EVS business has a lower sales coverage caused by shorter tendering cycles.

Long-term construction contracts are applied for the EVS business to the same extent as for the RVS business. The accounting policies applied for the EVS business are the same as those for the RVS business.

AFTERMARKET & SALES, MODERNIZATION

Kiepe Electric offers spare parts, its repair center, cost-saving maintenance contracts as well as test and measuring instruments. Modernization of vehicles can be an alternative to buying new vehicles. Kiepe Electric advises public transport companies on the prolongation of the life cycles of vehicles and offers modernization services.

The typical deliveries in connection with the Aftermarket & Sales, Modernization business are spare parts, respective services, and maintenance contracts. For service contracts Kiepe Electric generally gets separate orders to deliver parts or short-term services. In the case of service contracts (including sale of spare parts), the customers’ orders for individual items contain the item itself, quantity, price and terms of payment and delivery. The contract is concluded and effective with acceptance by Kiepe Electric.

For service contracts the agreed goods and services are explicitly stated in the contract. All goods and services which can be ordered separately by the customer are distinct and classified as separate performance obligations. Kiepe Electric offers legally required and service type warranties. The transaction price for service contracts (including the sale of spare parts) is determined by the list price and each part or component is sold by its stand-alone selling price. Variable components (e.g.; bonuses or discounts) are considered as changes in the transaction price.

Revenue from service contracts is recognized over-time. Due to the short-term nature of service contracts, which is typically less than one year, revenue from service contracts is recognized when the service is completed. Revenue from the sale of spare parts is recognized at the point in time when control is transferred to the customer.

Long-term construction contracts are applied for the modernization business to the same extent as for the RVS business. The accounting policies applied for the modernization business are the same as those for the RVS business.

B.5	Government grants

Government grants are recognized if there is adequate certainty that the conditions associated to the grant will be complied with and that the grants will be received.

Grants related to assets are either deducted from the carrying amount of the corresponding asset or recognized as deferred income that is released to income over the useful life of the asset. The Company deducts grants for assets from the carrying amount of the asset.

Performance-related grants are either reported in other operating income or deducted from the corresponding expense. The Company recognizes performance-related government grants as other operating income, except to the extent that they relate to short-time work compensation in which they are deducted from personnel expenses.

B.6	Financial income and financing expenses

Interest income and expenses are recognized in profit or loss based on the effective interest method.

B.7	Income taxes

Current tax is the amount of income tax payable or recoverable in respect of the taxable profit or tax loss for a period as well as all adjustments to the tax payable in previous years. In addition, the current tax also includes adjustments for any tax payments or refunds due for any years not yet finally assessed (excluding interest payments or refunds). There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit matters based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The amount is calculated from the best possible estimate of the expected tax payment (expected value or most likely value of the tax uncertainty). Tax receivables from uncertain tax positions are then recognized if it is more likely than not and thus reasonably certain that they can be realized.

Deferred tax assets and liabilities are recognized on temporary differences arising between the carrying amounts of assets and liabilities for group accounting purposes and the amounts used for tax purposes. Deferred tax assets and liabilities are not recognized for:

●	temporary differences in the event of the initial reporting of assets or liabilities for a transaction that does not relate to a business combination and that does not influence the accounting earnings before taxes or the taxable earnings,

●	temporary differences in connection with shares in subsidiaries, associates and jointly controlled entities, if the Company is able to control the timing of the reversal of the temporary differences and it is likely that they will not be reversed in the foreseeable future,

●	taxable temporary differences in the event of the initial reporting of goodwill.

A deferred tax asset is recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is likely that future taxable profits will be available for which they can be used. Future taxable profits are determined on the basis of the individual business plans of the Group entities, taking into account the reversal of temporary differences. Unrecognized deferred tax assets are reassessed on every reporting date and recognized in the amount probable to be recovered by the realization of future taxable profits.

Deferred tax assets are reviewed on every reporting date and reduced to the extent to which it is no longer probable that the associated tax benefit will be realized; any recorded valuation allowances are reversed to the extent that taxable profits are available.

Deferred taxes are measured based on the tax rates expected which apply when the temporary differences are reversed; namely, using tax rates that have been substantively enacted on the reporting date.

The measurement of deferred taxes reflects the tax consequences that arise from the Company’s expectation with regard to the manner of recognition of the carrying amounts of its assets and the settlement of its debts as of the reporting date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

B.8	Intangible assets and goodwill

Intangible assets with a finite useful life that were not acquired as part of a business combination are recognized at cost less accumulated amortization. If necessary, accumulated impairment losses are recognized.

Expenditures for research activities are recognized in profit or loss in the period in which they arise.

Development activities are capitalized at acquisition or manufacturing cost in accordance with IAS 38.57, including allocable overheads if the development costs can be reliably measured, the technical feasibility of completing the asset is available, a future economic benefit is probable, and the Company intends and has adequate resources to complete the development and use or sell the asset. Development activities are measured at cost less accumulated amortization and accumulated impairment losses. Internally generated intangible assets are amortized on a straight-line basis over the expected product life cycle.

Intangible assets with finite useful lives are generally amortized on a straight-line basis over their useful lives. The amortization period for intangible assets with finite useful lives is reviewed annually. Changes in expected useful lives are treated prospectively as changes in accounting estimates. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable. The amortization expense on intangible assets with finite useful lives is recognized in profit or loss.

The estimated useful lives of capitalized intangible assets are:

Licenses and acquired rights:	1-5 years
Brands and customer relationships:	3-10 years
Internally generated intangible assets:	3-10 years

With acquisitions of businesses, goodwill represents the excess of the consideration transferred over the fair values assigned to the identifiable assets proportionally acquired and liabilities assumed. Goodwill resulting from a business combination is recognized at acquisition costs less impairment charges. Goodwill is not amortized but is tested for impairment annually, or sooner when an indication of impairment has been identified.

Please refer to Note B.16 for information on the fair value of non-financial assets.

B.9	Property, plant and equipment

Property, plant and equipment are measured at acquisition or manufacturing cost less accumulated depreciation and accumulated impairment, if any. Acquisition costs comprise the purchase price and costs directly attributable to bringing the asset to its location and condition necessary for its intended use. The manufacturing costs of internally produced equipment and facilities include all direct costs and allocable overheads. Acquisition or manufacturing costs include the estimated costs, if any, of dismantling and removing the item and restoring the site.

Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method as shown in the table below:

Buildings:	1-50 years
Technical equipment and machinery:	2-16 years
Other equipment, factory and office equipment:	2-20 years

The useful life and depreciation method are reviewed at the end of each reporting period. If the expected useful life of an asset changes, the effect on depreciation is recognized prospectively as a change in accounting estimate.

Please refer to Note B.17 for information on impairment.

B.10	Leases

Leases are accounted for in accordance with IFRS 16. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

COMPANY AS LESSEE

General policy

Leases include all contracts that transfer the right to use a specified asset for a period of time in exchange for consideration, even if the right-to-use such asset is not explicitly described in the contract. The Company recognizes and measures all leases (except for short-term leases and leases for which the underlying asset is of low value) in accordance with a single lessee accounting model.

Right-of-use assets

The Company recognizes right-of-use assets as of the commencement date of the lease (i.e.; as of the date on which the underlying asset is available for use by a lessee). Right-of-use assets are measured at cost less accumulated depreciation and accumulated impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset corresponds to the amount of the initial measurement of the lease liability, the initial direct costs incurred and the lease payments made at or before the commencement date, less any lease incentives received and the estimate of costs for dismantling or removing the underlying asset or for restoring the underlying asset or the site on which it is located. The Company’s leases primarily include real estate and vehicle contracts.

Right-of-use assets are depreciated on a straight-line basis over the useful life of the underlying asset, adjusted for impairments. The useful life of the right-of-use asset is the shorter of the asset’s economic useful life or the lease term:

Land and buildings:	1-10 years
Vehicles and other equipment:	1-4 years

If ownership of the underlying asset transfers to the Company at the end of the lease term or a purchase option is exercised, the depreciation will be calculated based on the expected useful life of the underlying asset.

Please refer to Note B.17 for information on impairment. The Company’s right-of-use assets are presented in “property, plant and equipment” (see Note D.3).

Lease liabilities

On the commencement date, the Company measures the lease liabilities at the present value of the future lease payments. In determining the lease term, extension and termination options are taken into account if it is reasonably certain that they will be exercised or not exercised (see Note F.7 for details). The lease payments include fixed payments (including in-substance fixed payments), less any lease incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be payable under residual value guarantees. The lease payments further include the exercise price of a purchase option if the Company is reasonably certain to exercise that option and payments of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease.

Variable lease payments, that do not depend on an index or a rate, are recognized in profit or loss in the period in which the event or condition that triggers those payments occurs (unless the payments are incurred to produce inventories).

As a practical expedient, the Company has elected not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

When calculating the present value of the lease payments, the Company uses its interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. Following the commencement date, the amount of the lease liability is increased to reflect interest and reduced to reflect the lease payments made. In addition, the carrying amount of the lease liability is remeasured in the event of changes to the lease term, changes to the lease payments (e.g.; changes in future lease payments as a result of a change in an index or a rate used to determine those payments) or in the event of a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are presented as “financial liabilities” (see Notes D.12 and F.7).

Short-term leases and leases of low value assets

The Company applies the exemption for short-term leases (i.e.; leases whose term from the commencement date is a maximum of twelve months and which do not include a purchase option) for all asset classes. It also applies the exemption for leases of low value assets to leases of the asset class other equipment classified as low value up to an amount of € 5 thousand. Lease payments for short-term leases and for leases of low value assets are recognized as an expense on a straight-line basis over the lease term.

COMPANY AS LESSOR

When the Company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease.

To classify a lease agreement, the Company assesses whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, the lease is accounted for as a finance lease; if not, it is treated as an operating lease. As part of this assessment, the Company considers certain indicators such as:

●	if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term,

●	the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised,

●	the lease term is for the major part of the economic life of the underlying asset even if the title is not transferred,

●	at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset, and

●	the underlying asset is of such a specialized nature that only the lessee can use it without major modifications.

Based on the above indicators, the Company’s leases are classified as finance leases. At the commencement date of the finance lease, the Company derecognizes the asset that it transferred to the customer and recognizes revenue based on the present value of the future lease payments, which is calculated using the interest rate implicit to the lease.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease it classifies the sublease as an operating lease.

If an arrangement contains lease and non-lease components the Company applies IFRS 15 to allocate the consideration in the contract. The Company applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. It further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease. Lease payments received under operating leases are recognized as income on a straight-line basis over the lease term and recorded as “other revenue”.

B.11	Inventories

Inventories are measured at the lower of acquisition or manufacturing cost and net realizable value. Unfinished and finished goods include costs directly related to the units of production as well as a systematic allocation of fixed and variable production overheads. Production-related administration costs are also capitalized.

The net realizable value is the expected selling price in the ordinary course of business less estimated costs of completion and the estimated costs necessary to make the sale. Acquisition or manufacturing costs for inventories that are interchangeable are allocated under the moving average cost formula.

B.12	Assets held for sale

Non-current assets or disposal groups are classified as “Assets held for sale” if the carrying amount will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell. While classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated. Immediately before classification as held for sale, the carrying amount of the asset is determined in accordance with the applicable individual requirements. If fair value less costs to sell subsequently increases, any impairment loss previously recognized is reversed. This reversal is restricted to the impairment loss previously recognized for the assets or disposal group concerned. Kiepe Electric discloses these assets or disposal groups separately in the combined statements of financial position.

B.13	Employee benefits

The Company recognizes defined contribution plans, defined benefit plans (pensions, severance payments) and other long term employee benefits (jubilee, partial retirement).

Contributions to defined contribution plans are recognized as an expense when the related service has been rendered. Prepaid benefits are reported as an asset when there is a right to reimbursements or reduction of future payments. Under the company’s Italian (“TFR”) and Austrian (“Abfertigungszahlungen”) severance plans, commitments are made whereby employees waive their right to cash settlements.

The Company’s net obligation with respect to defined benefit plans is calculated separately for each plan by estimating the future benefits that employees have earned in the current period and in prior periods. The earned future benefits are discounted to the valuation date and summarized as defined benefit obligations. The recognized defined benefit obligations are based on actuarial reports on the basis of the projected unit credit method. The fair value of any plan asset is netted against the calculated defined benefit obligations.

For defined benefit plans, the remeasurements of the net defined benefit liability are recognized directly in other comprehensive income (loss). The remeasurement includes the effect of change in assumptions, actuarial profits and losses, the income from plan assets (excluding interest income) and the impact of any asset cap (excluding interest income). For other long term employee benefits, the remeasurements are recognized in profit or loss. Since no comprehensive disclosures are made in the notes for the severance payment obligations in accordance with IAS 19, the remeasurements of these plans are also recognized in profit and loss.

B.14	Other provisions

A provision is recognized in the combined statements of financial position when the Company has a present legal or constructive obligation in relation to third parties as a result of past events, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

The amount recognized as a provision represents the best estimate of the obligation at the reporting date. If the provisions are expected to be utilized within the normal business cycle, they are classified as current. Non-current provisions with an original maturity of more than one year are discounted to the present value of the expenditures expected to settle the obligation at the end of the reporting period.

WARRANTIES

Provisions for warranty obligations are recognized for the expected warranty obligations from the sale of products and services. The Company provides assurance type warranties that are recorded as provisions. Provisions are based on best estimates regarding to the settlement of obligations taking into account past experience. They also include provisions for outstanding customer claims.

RESTRUCTURING PROVISIONS

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan and the restructuring measures have either commenced or have been communicated to the parties affected. Future operating losses are not taken into consideration for such provisions. Expenses resulting from the recognition of restructuring provision are recognized in the line item “personnel expenses” within the combined statements of loss.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized if the unavoidable costs of meeting the contractual obligations exceed the revenue expected from the contract. The provision is measured at present value of the expected loss (i.e.; the difference between the total costs to be incurred and the total proceeds to be received from the contract). Before a provision is recognized, the Company records an impairment loss for the assets associated with that contract.

PROVISIONS FOR TAXES

The Company reports all obligations arising from tax matters other than income taxes under other provisions.

B.15	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments in the form of financial assets and financial liabilities are generally presented separately. Financial instruments are recognized as soon as Kiepe Electric becomes a party to the contractual provisions of the financial instrument. In the case of purchases or sales of financial assets through the regular market, Kiepe Electric uses the transaction date as the date of initial recognition or derecognition.

Upon initial recognition, financial instruments are measured at fair value. For the purpose of subsequent measurement, financial instruments are allocated to one of the categories mentioned in IFRS 9 (financial instruments measured at amortized cost, financial instruments measured at fair value through other comprehensive income and financial instruments measured at fair value through profit or loss). Transaction costs directly attributable to acquisition or issuance are considered when determining the carrying amount if the financial instruments are not measured at fair value through profit or loss.

Classification of financial instruments

The classification of financial instruments is based on the business model for managing the financial assets and on their contractual cash flows.

Financial instruments at amortized cost

Financial assets at amortized cost are non-derivative financial assets that consist solely of payments of principal and interest on the nominal amount outstanding and which are held with the aim of collecting the contractual cash flows, such as trade receivables (not including factoring), receivables from related parties and cash and cash equivalents (business model “hold to collect”). Cash and cash equivalents consist primarily of cash.

Cash equivalents are short-term, extremely liquid financial investments that can be converted to cash at any time and that are only subject to insignificant risks of changes in value.

After initial recognition, financial assets at amortized cost are subsequently carried at amortized cost using the effective interest method less any loss allowances. Gains and losses are recognized in the combined statements of profit and loss when the financial assets at amortized cost are impaired or derecognized. Interest effects on the application of the effective interest method are also recognized in profit or loss, as well as the effects of currency translation.

Financial instruments at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are non-derivative financial assets that consist solely of payments of principal and interest on the nominal amount outstanding and which are held to collect the contractual cash flows as well to sell the financial assets (business model “hold to collect and sell”). Kiepe Electric currently does not hold any financial assets designated as at “fair value through other comprehensive income”.

Financial instruments at fair value through profit or loss

Financial assets measured at fair value through profit or loss include financial assets with cash flows other than those of principal and interest on the nominal amount outstanding. Furthermore, financial assets that are held in a business model other than “hold to collect” or “hold to collect and sell” are included here. If financial instruments are classified as “fair value through profit or loss”, transaction costs are reported through profit or loss and presented net within “other financial result” in the combined statements of profit and loss directly in the period in which they arise. In addition, derivative financial instruments to which hedge accounting is not applied fall under this category, as well as financial assets that are classified as held for trading, are included here. Gains or losses on these financial assets are recognized in profit or loss. Currently, Kiepe Electric does not hold any financial assets designated as at “fair value through profit or loss”.

FINANCIAL LIABILITIES

Financial liabilities are classified in the “at amortized cost” category. If the fair value option is exercised for the initial recognition, they are classified as “at fair value through profit or loss”. There are no financial liabilities which fall under fair value option.

Financial liabilities are subsequently measured at amortized costs using the effective interest method, are non-derivative financial liabilities or arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies.

For Kiepe Electric, financial liabilities classified at amortized costs mainly include trade payables, liabilities to related parties and other financial liabilities.

OFFSETTING OF FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are offset and the net amount is presented in the combined statements of financial position provided that an enforceable right exists to offset the recognized amounts and there is an intention to carry out the offsetting on a net basis or to settle a liability when the related assets are sold.

INVESTMENTS

Kiepe Electric GmbH, Germany holds investments in Heiterblick Projektgesellschaft mbH. For the purpose of the combined financial statements this investment has been measured at amortized cost.

DERECOGNITIONS AND MODIFICATIONS

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset have expired or have been transferred by Kiepe Electric with substantially all of the risks and rewards associated with the ownership, or if not so, have been transferred with no control retained at Kiepe Electric. Any gain or loss on derecognition is recognized as other operating income or expenses in the combined statements of profit and loss.

Financial liabilities are derecognized if, and only if the Company’s contractual obligations are settled, cancelled, or have expired. Further, Kiepe Electric derecognizes financial liabilities when its terms are modified and the cash flow of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. The assessment as to whether a modification is substantial is made on basis of qualitative and quantitative criteria; the criteria used by the Company for financial assets corresponds to the criteria for financial liabilities. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss in “other financial result”.

IMPAIRMENT AND FINANCIAL ASSETS

At each reporting date, a loss allowance is recognized for financial assets other than those to be measured at fair value through profit or loss, reflecting a forward-looking estimate of future credit losses for these instruments. Expected credit losses are measured according to a three-stage impairment approach:

Stage 1:

Stage 1 includes all contracts with no significant increase in credit risk since initial recognition and usually includes contracts with fewer than 30 days past due date. The portion of the lifetime expected credit losses resulting from default events possible within the next 12 month is recognized.

Stage 2:

If the credit risk of a financial asset increases significantly without being credit impaired, lifetime expected credit losses are recognized based on a lifetime probability of default. A rating deterioration does not trigger a transfer into stage 2, if the credit rating remains within the investment grade range. A significant increase in the default risk is assumed in the event that the financial instruments are more than 30 days overdue.

Stage 3:

If a financial asset is defined as credit impaired or in default, it is transferred to stage 3 and measured at lifetime expected credit loss. A financial asset is considered credit-impaired when there is observable information about significant financial difficulties. Impairment triggers include liquidity problems of debtors, indications of imminent insolvency or the disappearance of an active market for a security due to financial difficulties.

The assessment of whether a financial asset has experienced a significant increase in credit risk is based on an assessment of the relative changes in ratings or credit default swap spreads (“CDS spreads”) of the business partner. Rating and default probability data are updated quarterly.

The assessment incorporates all available relevant information, not only historical and current loss data, but also reasonable forward-looking information. In the past, impairment losses were determined primarily by using the default probabilities published in historical default studies. In view of the effects of the Covid-19 pandemic, this approach is no longer considered adequate. Beginning in the fourth quarter of 2020, the determination of forward looking information was expanded by including CDS spreads and continued in the subsequent years.

Trade receivables of business partners are divided into four groups:

●	Group 1: debtor-specific CDS spread can be determined

●	Group 2: rating-equivalent benchmark CDS spread can be determined

●	Group 3: the probability of default can be determined via a credit agency

●	Group 4: the probability of default is determined on the basis of the average CDS spreads in the appropriate sectors: rail and banks.

In stages 1 and 2, the effective interest revenue is calculated based on gross carrying amounts. If a financial asset becomes credit impaired in stage 3, the effective interest revenue is calculated based on its net carrying amount (gross carrying amount adjusted for any loss allowance).

For the Company, in particular cash and cash equivalents are subject to the impairment requirements in accordance with the general approach.

For trade receivables, the simplified approach is applied, whereby all trade receivables are allocated to stage 2 initially, irrespective of the credit risk. Consequently, no determination of significant increases in credit risk is necessary. A transfer to stage 3 takes place if there is objective evidence of impairment. With respect to trade receivable, a default event is assumed in the case that there are delays in payment in excess of 12 months. A default also exists if it considered probable that a debtor cannot meet or cannot entirely meet its payment obligations.

A financial asset is written off when there is no reasonable expectation of recovery, for example, at the end of insolvency proceedings or after a court determines it is uncollectible.

B.16	Fair value

Kiepe Electric’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value, it is assumed that the transaction is concluded on the principal market or, in its absence, on the most favorable market.

If available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as active if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price in an active market, then Kiepe Electric uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	Quoted (unadjusted) market prices in active markets for identical assets and liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets or liabilities that are not based on observable market data (that is, unobservable input)

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The assessment procedures and the input parameters used are reviewed regularly. The aim of the reviews is to use observable input factors in determining fair value as far as possible.

Transfers between levels of fair value hierarchy are made at the end of the reporting period during which the change has occurred and are disclosed.

There were no transfers between level 1, level 2, and level 3 for recurring fair value measurements during the 12-month periods ended December 31, 2023, and 2022.

B.17	Impairment

The carrying amounts of the Company’s non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If assets do not generate cash flows that are largely independent of those from other assets or groups of assets, the impairment test is performed at the level of the cash-generating unit (“CGU”) to which the asset belongs. If a review for impairment is performed the recoverable amount of the respective asset is estimated. Goodwill is tested annually for impairment.

Recoverability of assets is measured by comparing the carrying amount of the asset or CGU with the recoverable amount, which is the higher of the asset or CGU’s value in use and its fair value less costs to sell. When assessing value in use, the estimated future cash flows are discounted to their present value using the pre-tax weighted average cost of capital (WACC). The fair value of non-financial assets is determined by applying the same method as for the fair value of financial assets (Note B.16).

If the carrying amount of an asset, or of the CGU to which the asset belongs, is higher than its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the combined statements of profit and loss.

An impairment loss recognized for goodwill is not reversible in a subsequent period. For other assets, an impairment loss is reversed to the extent that the asset’s fair value does not exceed the carrying amount (less depreciation or amortization) that would have been determined if no impairment loss had been reported.

B.18	New and revised standards issued, but not yet effective

IASB has issued new or amended accounting standards and interpretations that have not yet become effective and have consequently not been implemented in the Combined Financial Statements. The Company expects to adopt the accounting standards and interpretations when they become effective.

Management does not expect that the adoption of these standards will have a material impact on future combined or the consolidated financial statements of the Kiepe Electric going forward.

09. ACCOUNTING STANDARDS ISSUED BY THE IASB

New or revised standards and interpretations	Contents of, or change to, standard or interpretation	Effective date
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	01/01/2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	01/01/2024
Amendments to IAS 1	Non-Current Liabilities with Covenants	01/01/2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Agreements	01/01/2024
Amendments to IAS 21	Lack of Exchangeability	01/01/2025

C.	NOTES TO THE COMBINED STATEMENTS OF PROFIT AND LOSS

C.1	Revenue

TRANSACTION PRICE ALLOCATED TO THE REMAINING PERFORMANCE OBLIGATIONS

The transaction price allocated to the Company’s remaining performance obligations amounts to € 505,048 thousand as of December 31, 2023 (December 31, 2022: € 479,243 thousand). This relates to the long-term contract project business of RVS and EVS as well as Modernization and includes only customer contracts with an original contractual term of more than one year. The projects have an average term of 5 years. As of December 31, 2023, contracts from the project business will run until the year 2036.

INFORMATION ON CONTRACT BALANCES IN CONNECTION WITH IFRS 15

Contract assets and contract liabilities primarily relate to the presentation of the long-term contract project business according to the method of revenue recognition over a period of time.

Contract assets result from any services performed, unless these are invoiced to the customer. Advance payments from customers have an offsetting effect. Depending on the percentage of completion of the respective project, invoices issued as well as advance payments received, may either result in the recognition of contract assets or contract liabilities.

The impairment recorded under IFRS 9 on contract assets was € 1,914 thousand as of December 31, 2023 (December 31, 2022: € 52 thousand).

The following tables present the reconciliation from the balance of contract assets and contract liabilities as of December 31, 2023 and December 31, 2022.

10. RECONCILIATION OF CONTRACT ASSETS AND LIABILITIES 2023

in € thousand	Contract assets	Contract liabilities
	2023 fiscal year
As of Jan. 1, 2023	21,244	75,425
Increase in contract liabilities from invoices and effects from changes in advance payments	–	85,701
Transfer of the opening balance for contract assets to trade receivables through invoices	(9,860)	–
Change as a result of the recognition of revenue	18,139	(95,161)
Change of impairment on contract assets	(1,862)	–
Closing balance as of Dec. 31, 2023	27,661	65,965

11. RECONCILIATION OF CONTRACT ASSETS AND LIABILITIES 2022

in € thousand	Contract assets	Contract liabilities
	2022 fiscal year
As of Jan. 1, 2022	18,439	64,641
Increase in contract liabilities from invoices and effects from changes in advance payments	–	83,385
Transfer of the opening balance for contract assets to trade receivables through invoices	(11,163)	–
Change as a result of the recognition of revenue	14,003	(72,601)
Change of impairment on contract assets	(35)	–
Closing balance as of Dec. 31, 2022	21,244	75,425

Revenue of the reporting period included in the opening balance of contract liabilities as of January 1, 2023, amounts to € 12,330 thousand (January 1, 2022: € 17,264 thousand). The following table presents the development of revenue recognized over time and at a point in time.

12. REVENUE RECOGNIZED AT A POINT IN TIME AND OVER TIME

in € thousand	2023	2022	2021
Over time	109,647	86,883	71,725
Point in time	43,160	32,905	37,540
	152,807	119,788	109,265

For additional disclosures related to revenue refer to Note G.

C.2	Change in inventory and own work capitalized

The development of finished and unfinished goods is covered in Note D.6.

13. CHANGE IN INVENTORY AND OWN WORK CAPITALIZED

in € thousand	2023	2022	2021
Change in inventory of finished and unfinished goods	(3,032)	(4,377)	1,360
Own work capitalized	3,167	3,468	3,734

Own work capitalized results from the capitalization of development costs reclassified from the line item “cost of materials” in the combined statements of loss.

C.3	Other operating income

14. OTHER OPERATING INCOME

in € thousand	2023	2022	2021
Income from other services	1,388	630	851
Currency translation gains	637	35	1,273
Income from government grants	55	77	59
Income from shareholder resolution	–	2,330	–
Income from disposals of assets held for sale	–	–	2,804
Other	484	462	857
	2,564	3,534	5,844

The income from other services mainly relates to intercompany services, such as human resources and rental income, provided to other KB Group entities. In 2023, the increase is due to recharges of development costs to KB SfS for Intelligent Air Compressor (“IAC”) inverter, which is used to control the air supply within a rail vehicle unit.

In 2022, income from shareholder resolution results of an earn-out agreement of the KB Group with the former shareholder of Kiepe GmbH in the amount of € 2,330 thousand.

In 2021, the Kiepe Electric Group realized a gain from the sale of Kiepe Electric Ges. m. b. H., Vienna, Austria of € 2,804 thousand which consisted of property, plant and equipment at the date of disposal.

The line item “other” includes income from the reversal of accruals as well as customer payments of freight cost and cost reimbursements from suppliers.

C.4	Cost of materials

15. COST OF MATERIALS

in € thousand	2023	2022	2021
Expenses for raw materials, consumables and for purchased goods	(47,877)	(33,186)	(38,054)
Expenses for purchased services	(19,520)	(20,464)	(18,525)
	(67,397)	(53,650)	(56,579)

The cost of materials comprises expenditures for raw materials, consumables and purchased goods as well as purchased services. In 2023 revenue increased by 27.6% and cost of materials increased by 25.6%, The relative higher increase in revenues is due to a resolution of project risks in the reporting year.

The expenses for raw materials, consumables and for purchased goods includes increases in write-downs on inventories in the amount of € 3,326 thousand, for the year ended December 31, 2023 (2022: € 914 thousand; 2021: € 1,707 thousand).

In 2023, the expenses for purchased services decreased as the project mix is characterized by a lower proportion of external services. The increase in expenses for purchased services in 2022 is a compensation of reduced workforce of approximately 60 full-time equivalents (“FTE”).

C.5	Personnel expenses

16. PERSONNEL EXPENSES

in € thousand	2023	2022	2021
Wages and salaries	(43,569)	(46,847)	(49,737)
Social security contributions	(6,510)	(6,582)	(7,351)
Expenses for temporary employees	(4,355)	(3,419)	(3,113)
Termination benefits	(640)	(520)	(750)
Expenses in connection with defined benefit plans	(137)	(61)	(345)
	(55,211)	(57,429)	(61,296)

The personnel expenses primarily include wages and salaries as well as social security contributions and expenses for temporary employees.

The decrease in wages and salaries by 7.0% in 2023 compared to 2022 is primarily based on the reduction of employees, reduced bonus payments of € 1,357 thousand (2022: € 2,442 thousand; 2021: € 1,389 thousand) and one-time payments in 2022 based on a collective labor contract in the amount of € 1,513. Additionally, wages and salaries for the previous periods included severance payments arising from a restructuring program (2022: € 2,747 thousand; 2021: € 4,718 thousand).

C.6	Other operating expenses

17. OTHER OPERATING EXPENSES

in € thousand	2023	2022	2021
Warranty expenses and freight costs	(9,016)	(6,514)	(2,423)
Headquarter fees	(4,761)	(4,722)	(4,535)
Legal, consulting and audit costs	(3,833)	(2,236)	(3,338)
Maintenance expenses	(1,579)	(1,397)	(1,228)
Travel and other employee expenses	(1,430)	(1,311)	(991)
Impairment losses and reversals	(3,445)	367	(4,183)
Other taxes	(741)	(71)	(3,614)
Currency translation losses	(542)	(153)	(760)
Rents and leases	(222)	(215)	(286)
Losses from the disposal of land and buildings	(132)	(73)	(222)
License and patent fees	(62)	(370)	(331)
Provisions for potential liquidated damages	–	(5,700)	–
Other	(2,370)	(1,986)	(1,718)
	(28,133)	(24,381)	(23,629)

Other operating expenses increased in 2023 by 15.4% and in 2022 by 3.2%. The increase in 2023 results mainly from additional warranty provisions, increased costs for consultants and auditors as well as impairment losses.

Impairment losses and reversals consist mainly of allowances for customer receivables. In 2023, a one-time allowance for trade receivables and contract assets was recorded due to insolvent customers. In 2022, € 511 thousand previously recorded impairment losses were recovered resulting in total in a reversal. In 2021, also a one-time allowance for trade receivables was recorded due to an insolvent customer.

The line item “other” mainly includes miscellaneous services such as insurance and cleaning fees as well as phone services.

C.7	Depreciation, amortization and impairment

18. DEPRECIATION, AMORTIZATION AND IMPAIRMENT

in € thousand	2023	2022	2021
Amortization and impairment of intangible assets	(1,005)	(2,089)	(3,448)
thereof regular amortization of intangible assets	(1,005)	(2,089)	(3,433)
thereof impairment of intangible assets	–	–	(15)
Depreciation of property, plant, and equipment	(2,596)	(2,879)	(3,221)
thereof depreciation of property, plant, and equipment	(2,596)	(2,879)	(3,221)
	(3,601)	(4,968)	(6,669)

Depreciation of property, plant and equipment includes depreciation of leased assets of € 782 thousand (2022: € 900 thousand; 2021: € 882 thousand).

C.8	Financial result

19. FINANCIAL RESULT

in € thousand	2023	2022	2021
Interest income from financial instruments	963	67	32
Interest income from defined benefit plans	145	23	1
Other	94	60	–
Interest income	1,202	150	33

Interest expenses from financial instruments	(583)	(659)	(711)
Compounding of provisions	(298)	(135)	(54)
Lease interest expenses	(31)	(1)	(2)
Interest expenses from defined benefit plans	–	–	(4)
Lease interest expenses	(31)	(1)	(2)
Other	(367)	(266)	(884)
Interest expenses	(1,279)	(1,061)	(1,655)

Currency translation differences	457	300	14
Other	1	1	1
Other financial income	458	301	15
Currency translation differences	(344)	(338)	–
Other	(6)	–	–
Other financial expenses	(350)	(338)	–
Other financial result from other financial income and other financial expenses	108	(37)	15

Financial result	31	(948)	(1,607)

Interest income from financial instruments mainly relates to cash-pooling with KB Group. The increase in interest income from financial instruments is due to high cash-pooling receivables in 2023.

Interest expenses mainly consist of fees for bank guarantees. The line item “other” mainly includes interest from a financing component. In 2021, remaining other interest expenses relate to interest accrued for a tax audit in 2021. Additionally, remaining interest expenses include interest expenses of € 44 thousand (2022: € 19 thousand, 2021: € 9 thousand) resulting from a loan provided by Knorr-Bremse AG to Kiepe Electric Schweiz AG.

The remaining other financial income includes dividends received from the investment in Heiterblick Projektgesellschaft mbH in 2022 and 2021.

The remaining other financial expenses include the disposal loss of the investment in Kiepe Electric India Pvt. Ltd.

Foreign currency gains or losses on financial instruments carried at amortized cost (AC) mainly result from the currency translation differences of cash and cash equivalents at the closing rate. These foreign currency gains or losses are presented net.

C.9	Taxes on income

INCOME TAXES RECOGNIZED IN THE COMBINED STATEMENTS OF PROFIT AND LOSS

20. INCOME TAXES RECOGNIZED IN COMBINED STATEMENTS OF PROFIT AND LOSS

in € thousand	2023	2022	2021
Current year	(375)	(459)	(301)
Previous years	(100)	(1,056)	(1,114)
Current tax expense	(475)	(1,515)	(1,415)

Deferred taxes due to temporary differences	(794)	3,247	(450)
Deferred taxes due to tax loss carryforwards	481	(2,827)	2,783
Deferred tax (expense) income	(313)	420	2,333

Income tax (expense) benefit	(788)	(1,095)	918

The income tax expense / benefit includes current and deferred taxes. Current and deferred taxes are reported in the combined statements of profit and loss, except to the extent that they are associated with items reported directly in net investment or in the other comprehensive income (loss).

Current tax expenses as well as deferred tax benefits due to tax loss carryforwards were recognized as non-cash contributions or withdrawals by KB Group for Kiepe Electric entities that historically did not constitute separate income tax payers.

Kiepe Electric GmbH is domiciled in Germany with an applicable income tax rate of 31.255% in 2023 (2022: 31.255%, 2021: 31.265%). It consists of a federal corporate income tax rate of 15.0%, a solidarity tax surcharge of 5.5% on each year’s federal corporate income taxes and a trade tax rate of in total 15.43% in 2023 (2022: 15.43%, 2021: 15.44%). The deferred taxes were measured applying the substantively enacted tax rates of the respective tax jurisdictions.

Table à 21 shows a reconciliation of expected income tax benefit, determined using the combined statutory tax rate of Kiepe Electric GmbH, to the income tax expense / benefit recognized in the combined statements of profit and loss.

The difference between the effective and expected income taxes in all fiscal years is in large part attributable to the change of unrecognized deferred tax assets on tax loss carryforwards and on temporary differences as well as for 2022 and 2021 to income taxes related to previous periods. The item “income taxes from previous periods” of € 171 thousand (2022: € 3,778 thousand, 2021: € 1,115 thousand) includes current tax expenses related to previous periods of € 100 thousand (2022: € 1,056 thousand, 2021: € 1,114 thousand) and deferred tax benefits of € 271 thousand (2022: € 4,834 thousand, 2021: € 1 thousand). These deferred tax benefits mainly relate to Kiepe Electric GmbH.

In 2021, the item “effects from tax-free income” includes a one-time effect related to the sale of Kiepe Electric Ges. m. b. H. The item “effects from permanent differences” mainly relates to Kiepe Electric GmbH for 2023 and Kiepe Electric LLC for 2022 and 2021.

21. RECONCILIATION OF THE EFFECTIVE TAX RATE

	Dec. 31, 2023		Dec. 31, 2022		Dec. 31, 2021
	%	in € thousand	%	in € thousand	%	in € thousand
Earnings / (loss) before taxes	–	1,195	–	(18,963)	–	(29,577)
Expected taxes	31.3	373	31.3	(5,927)	31.3	(9,247)
Differences from foreign tax rates	11.6	139	0.5	(88)	0.4	(107)
Tax rate changes	3.3	40	(0.1)	26	–	(14)
Effects from permanent differences	43.7	522	2.2	(416)	–	(10)
Effects from non-deductible expenses	11.4	136	(0.3)	51	–	4
Effects from tax-free income	(6.0)	(71)	–	(8)	2.4	(719)
Change of unrecognized deferred tax assets on tax loss carryforwards	328.3	3,925	(35.9)	6,812	(27.3)	8,064
Change of unrecognized deferred tax assets on temporary differences	(341.8)	(4,087)	(23.4)	4,436	–	–
Income taxes from previous periods	(14.3)	(171)	19.9	(3,778)	(3.8)	1,115
Other	(1.7)	(18)	0.1	(13)	–	(4)
Effective taxes	65.8	788	(5.7)	1,095	3.0	(918)

INCOME TAXES RECOGNIZED IN OTHER COMPREHENSIVE INCOME (LOSS) AND DIRECTLY IN NET INVESTMENT

As of December 31, 2023, and 2022, no income taxes were reported directly in net investment.

The breakdown of income taxes reported in other comprehensive income is presented in the following table:

22. INCOME TAXES RECOGNIZED IN OTHER COMPREHENSIVE INCOME

in € thousand	Before tax	Deferred tax assets (-)/ liabilities (+)	After tax
			Dec. 31, 2023

Revaluation of net debt from defined benefit plans	2,292	(340)	1,952
Currency translation differences	(296)	25	(271)
Total	1,996	(315)	1,681

			Dec. 31, 2022
Revaluation of net debt from defined benefit plans	2,795	(644)	2,151
Currency translation differences	(108)	20	(88)
Total	2,687	(624)	2,063

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are offset if deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority and if there is the right to offset current tax assets against current tax liabilities. In the combined statements of financial position deferred tax assets and deferred tax liabilities are presented as follows:

23. DEFERRED TAX ASSETS AND LIABILITIES

					Net		As of Dec. 31
in € thousand	Net as of January 1	In profit/loss	In other income	Other	currency translation differences	Net	Deferred tax assets	Deferred tax liabilities
							2023 fiscal year
Intangible assets	(2,536)	(1,637)	–	–	(2)	(4,175)	1	4,176
Property, plant and equipment	(1,706)	(69)	–	–	(18)	(1,793)	5	1,798
Investments	(1)	(732)	–	–	–	(733)	53	786
Inventories	2,523	11,318	–	–	(19)	13,822	14,315	493
Trade receivables	8,306	457	–	–	(1)	8,762	8,762	–
Other assets	(2,229)	(7,141)	–	–	(20)	(9,390)	1,088	10,478
Tax loss carry-forwards	191	480	–	–	39	710	710	–
Pension obligations	379	(178)	304	62	4	571	2,279	1,708
Other provisions	3,376	(7,204)	–	–	(17)	(3,845)	1,481	5,326
Liabilities	(3,270)	878	–	–	44	(2,348)	21,333	23,681
Valuation allowance	(5,016)	3,516	–	–	(5)	(1,505)	(1,505)	–
Tax assets (liabilities) before netting	17	(312)	304	62	5	76	48,522	48,446
Netting of taxes	–	–	–	–	–	–	(48,443)	(48,443)
Net tax assets (liabilities)	17	(312)	304	62	5	76	79	3
	2022 fiscal year
Intangible assets	(2,852)	319	–	–	(3)	(2,536)	–	2,536
Property, plant and equipment	(1,978)	294	–	–	(22)	(1,706)	196	1,902
Investments	(1)	–	–	–	–	(1)	–	1
Inventories	(373)	2,889	–	–	7	2,523	2,739	216
Trade receivables	171	8,135	–	–	–	8,306	8,306	–
Other assets	(1,108)	(1,111)	–	–	(10)	(2,229)	3,174	5,403
Tax loss carry-forwards	167	16	–	–	8	191	191	–
Pension obligations	1,051	63	(746)	–	11	379	2,417	2,038
Other provisions	2,493	876	–	–	7	3,376	3,634	258
Liabilities	377	(3,673)	–	–	26	(3,270)	2,324	5,594
Valuation allowance	(320)	(4,672)	(7)	–	(17)	(5,016)	(5,016)	–
Tax assets (liabilities) before netting	(2,373)	3,136	(753)	–	7	17	17,965	17,948
Netting of taxes	–	–	–	–	–	–	(17,922)	(17,922)
Net tax assets (liabilities)	(2,373)	3,136	(753)	–	7	17	43	26

DEFERRED TAX ASSETS ON TAX LOSS CARRYFORWARDS

Deferred tax assets on tax loss carryforwards were recognized in an amount of € 710 thousand; (December 31, 2022: € 191 thousand). The respective tax losses can be carried forward indefinitely.

UNRECOGNIZED DEFERRED TAX ASSETS

Deferred tax assets were not recognized with regard to the following items, as it is not likely that taxable income, against which the Company can settle deferred tax assets, will be available in the future.

24. UNRECOGNIZED DEFERRED TAX ASSETS

	Dec. 31, 2023		Dec. 31, 2022
in € thousand	Gross	Tax effect	Gross	Tax effect
from deductible temporary differences	3,571	907	16,048	5,016
from tax loss carryforwards	2,809	601	–	–

ADDITIONAL DISCLOSURES

The Company incurred tax losses in 2023 and 2022 in some legal entities. After offsetting the deferred tax assets against deferred tax liabilities, the deferred tax assets recognized from these legal entities amount to € - thousand (December 31, 2022: € 5,137 thousand). Kiepe Electric believes it is probable that there will be sufficient future taxable income to utilize these deferred tax assets. The Company’s current estimate of deferred tax assets which are considered to be realizable may change in the future, resulting in higher or lower deferred tax assets.

Kiepe Electric did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint arrangements of € 346 thousand (December 31, 2022: € 264 thousand).

Kiepe Electric believes that it has recognized adequate income tax liabilities for any future income taxes that may be owed as a result of any tax audit not completed and in consideration of all available information, including the interpretation of tax law and previous experience.

D.	NOTES TO THE COMBINED STATEMENTS OF FINANCIAL POSITION

D.1	Intangible assets

25. INTANGIBLE ASSETS

in € thousand	Internally generated intangible assets	Customer relationships	Licenses and acquired rights	Other	Total
Acquisition and production cost
As of Jan. 1, 2022	8,295	11,729	8,542	3,011	31,577
Currency translation differences	–	23	8	–	31
Additions	3,292	–	176	–	3,468
Disposals	–	–	(1,731)	–	(1,731)
As of Dec. 31, 2022	11,587	11,752	6,995	3,011	33,345
As of Jan. 1, 2023	11,587	11,752	6,995	3,011	33,345
Currency translation differences	–	30	11	–	41
Additions	3,020	–	177	–	3,197
As of Dec. 31, 2023	14,607	11,782	7,183	3,011	36,583

Accumulated amortization
As of Jan. 1, 2022	(1,689)	(9,110)	(7,932)	(2,752)	(21,483)
Currency translation differences	–	(12)	(7)	–	(19)
Additions	(170)	(1,388)	(470)	(61)	(2,089)
Disposals	–	–	1,731	–	1,731
As of Dec. 31, 2022	(1,859)	(10,510)	(6,678)	(2,813)	(21,860)
As of Jan. 1, 2023	(1,859)	(10,510)	(6,678)	(2,813)	(21,860)
Currency translation differences	–	(20)	(10)	–	(30)
Additions	(21)	(708)	(215)	(61)	(1,005)
As of Dec. 31, 2023	(1,880)	(11,238)	(6,903)	(2,874)	(22,895)

Carrying amount as of Dec. 31, 2022	9,728	1,242	317	198	11,485
Carrying amount as of Dec. 31, 2023	12,727	544	280	137	13,688

Intangible assets mainly comprise internally generated intangible assets and customer relationships. Internally generated intangible assets consist of capitalized direct costs of material and services as well as employee-related expenses in connection with the development, enhancements and upgrade of internally developed applications. These are subject to straight-line amortization over the respective useful life of the corresponding asset. In 2023, internally generated intangible assets increased by € 2,999 thousand (December 31, 2022: € 3,122 thousand). This is caused by the capitalization of intangible assets under construction.

The research and development costs recognized in “cost of materials” in the combined statements of profit and loss as expense is € 2,665 thousand (2022: €  3,003 thousand).

Customer relationships consist of capitalized acquisition-related items resulting from the respective purchase price allocation.

There were no impairment losses recognized for intangible assets for the periods presented. There are no intangible assets pledged as security.

D.2	Goodwill

Goodwill amounts to € 4,321 thousand as of December 31, 2023 (December 31, 2022: € 4,321 thousand) According to IFRS, goodwill is not amortized but is tested for impairment annually. Goodwill represents the amount attributed to Kiepe Electric and resulted from the acquisition of the Company by KB. Kiepe Electric consists of a single CGU for purposes of impairment testing of Goodwill.

The cash flow forecasts contain specific projections from management for three years for the respective CGU. The forecast for the fourth year and terminal period was estimated based on the first three years and a sustainable growth rate.

To discount the cash flows, the weighted average cost of capital (WACC) was estimated based on the risk-free rate, peers’ unlevered beta factor and capital structure, market risk premium, average credit ratings and tax rate.

The key assumptions the Company has used in estimating the cash flows and the respective recoverable amount are set out as follows:

In the detailed planning phase, sales growth rates are projected on the detailed bottom-up plans of the significant legal entities and reflect past order data as well as industry-specific market information from external sources. Sales growth rates for the subsequent planning period are determined in line with inflation per IHS forecast.

The forecast of the EBITDA margin in the detailed planning phase takes into account historical data as well as current data from the respective order backlogs. Average EBITDA margins extrapolated from the past and the detailed planning phase are used for the subsequent periods.

The following table shows the average sales growth rates used in the course of determining the amount of the cash-generating unit.

26. CASH-GENERATING UNIT

in %	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
average sales growth rates in the detailed planning phase	10.7	16.1	17.1
average EBITDA margin in the detailed planning phase	3.8	4.2	3.1
Weighted average cost of capital (WACC)	8.0	8.2	6.9
Weighted average cost of capital (WACC) - pre tax	10.6	10.7	9.4
Sustainable growth rate	2.2	2.2	2.0

The sustainable growth rate was calculated on the basis of estimated long-term inflation expectations as per IHS forecast and on the assumptions that a market participant would make.

Kiepe Electric reviews the carrying amount of Goodwill at the end of each fiscal year for impairment.

The impairment test did not result in any impairment loss for the years ended December 31, 2023 and 2022.

The Company has performed sensitivity analysis by changing the discount rate as well as the cash flows. The sensitivity did not result in an impairment loss.

D.3	Property, plant and equipment

27. PROPERTY, PLANT AND EQUIPMENT

in € thousand	Land, land rights and buildings, including buildings on land owned by others	Technical equipment and machinery	Other equipment, factory and office equipment	Advance payments and assets under construction	Total
Acquisition and production cost
As of Jan. 1, 2022	34,238	2,281	30,245	722	67,486
Currency translation differences	106	16	35	–	157
Additions	79	106	531	913	1,629
Disposals	–	(95)	(1,050)	–	(1,145)
Reclassifications	–	73	–	(73)	–
As of Dec. 31, 2022	34,423	2,381	29,761	1,562	68,127
As of Jan. 1, 2023	34,423	2,381	29,761	1,562	68,127
Currency translation differences	96	7	25	1	129
Additions	1,192	17	396	399	2,004
Disposals	(17)	–	(37)	–	(54)
Reclassifications	–	–	105	(1,434)	(1,329)
As of Dec. 31, 2023	35,694	2,405	30,250	528	68,877

Accumulated depreciation
As of Jan. 1, 2022	(19,290)	(2,132)	(20,549)	–	(41,971)
Currency translation differences	(17)	(13)	(24)	–	(54)
Additions	(1,283)	(50)	(1,545)	(1)	(2,879)
Disposals	–	96	970	–	1,066
As of Dec. 31, 2022	(20,590)	(2,099)	(21,148)	(1)	(43,838)
As of Jan. 1, 2023	(20,590)	(2,099)	(21,148)	(1)	(43,838)
Currency translation differences	(19)	(4)	(17)	–	(40)
Additions	(1,244)	(37)	(1,315)	–	(2,596)
Disposals	–	–	37	–	37
Reclassifications	–	–	(1)	1	–
As of Dec. 31, 2023	(21,853)	(2,140)	(22,444)	–	(46,437)

Carrying amount as of Dec. 31, 2022	13,833	282	8,613	1,561	24,289
Carrying amount as of Dec. 31, 2023	13,841	265	7,806	528	22,440

Property, plant, and equipment decreased by € 1,849 thousand to € 22,440 thousand in 2023 (December 31, 2022: € 24,289 thousand). This decrease is mainly driven by an increase in accumulated depreciation over the years.

Right-of-use assets under IFRS 16 were recognized under land, land rights and buildings as well as under other equipment, factory and office equipment. In 2023, the right-of-use assets for land, land rights and buildings amount to € 2,725 thousand (December 31, 2022: € 2,427 thousand). Within other equipment, factory and office equipment, an amount of € 51 thousand (December 31, 2022: € 94 thousand) relates to right-of-use assets.

Investments in technical equipment and machinery as well as other equipment, factory and office equipment focused on replacement of machinery in the factory as well as building equipment and installations in third-party buildings.

Property, plant and equipment is subject to straight-line depreciation. There were no impairment losses recognized for property, plant and equipment for the periods presented. There is no property, plant and equipment pledged as security.

D.4	Financial assets

As of December 31, 2023, financial assets of € 119 thousand (December 31, 2022: € 48 thousand) consist of investments held by Kiepe Electric GmbH, Germany of € 12 thousand (December 31, 2022: € 40 thousand) and long-term deposits.

Refer to Note D.13.2 for more information on Company’s investments.

D.5	Trade receivables, other financial assets and other assets

28. TRADE RECEIVABLES

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Trade receivables	46,302	41,454

Trade receivables, gross	46,940	48,151
Loss allowances	(638)	(6,697)
Trade receivables, net	46,302	41,454

Trade receivables result from the sale of goods and services. Trade receivables, excluding trade receivables from KB Group companies, increased in fiscal year 2023 by € 4,484 thousand reflecting the increase in revenues. Due to the default of a customer the loss allowance and the respective gross trade receivables have been eliminated.

For further information on trade receivables from KB Group companies refer to Note F.3.4.

The development of loss allowances due to expected credit losses for trade receivables is shown in Note F.1.

29. OTHER FINANCIAL ASSETS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Suppliers with debit balances	963	421
Receivables from German consortium for constructions	554	1,498
Deposits	44	41
Other financial assets	1,561	1,960

All amounts of other financial assets are due within one year.

30. OTHER ASSETS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Receivables from other taxes	4,396	2,269
Advance payments	1,683	1,201
Other	475	718
Other assets	6,554	4,188

Other assets primarily consist of receivables from other taxes and advance payments. Other assets increased by € 2,366 thousand in fiscal year 2023 primarily attributable to the increase in other taxes.

Advance payments are comprised of prepayments for inventories.

The line item “other” includes employment related receivables and other prepaid expenses.

D.6	Inventories

31. INVENTORIES

in € thousand	Materials and supplies	Unfinished goods	Finished goods	Merchandise	Goods in transit	Total
Gross inventory as of Jan. 1, 2022	25,856	11,165	14,941	581	2,021	54,564
Write-down to net realizable value	(4,543)	(1,004)	(1,709)	(483)	–	(7,739)
As of Jan. 1, 2022	21,313	10,161	13,232	98	2,021	46,825
Gross inventory as of Dec. 31, 2022	29,700	12,527	10,129	530	875	53,761
Write-down to net realizable value	(5,432)	(1,149)	(1,795)	(365)	–	(8,741)
As of Dec. 31, 2022	24,268	11,378	8,334	165	875	45,020
Gross inventory as of Dec. 31, 2023	42,558	10,715	9,973	640	611	64,497
Write-down to net realizable value	(8,076)	(1,071)	(1,940)	(338)	–	(11,425)
As of Dec. 31, 2023	34,482	9,644	8,033	302	611	53,072

Inventories primarily include materials and supplies as well as unfinished and finished goods. Compared to 2022, materials and supplies have been significantly increased to mitigate the risk relating to the supply chain in the electrical market.

D.7	Cash and cash equivalents

32. CASH AND CASH EQUIVALENTS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Cash and cash equivalents	32,535	8,462

In 2023, cash and cash equivalents increased by € 24,073 thousand caused by the termination of the cash-pooling agreement between Kiepe Electric and KB as of December 31, 2023, and the respective payment by KB to Kiepe Electric.

Cash and cash equivalents include cash at credit institutions. The cash and cash equivalents are measured at cost.

D.8	Total net investment attributable to Parent

Total net investment attributable to Parent

Total net investment attributable to Parent consist of the Net investment attributable to Parent and other comprehensive income (loss).

Net investment attributable to Parent

The net investment attributable to Parent represents KB Group’s historical investment in Kiepe Electric, the net effect of transactions with and allocations from KB Group, and Kiepe Electric’s accumulated earnings. Changes in net investment attributable to KB Group result from withdrawals and contributions from KB Group in addition to the net loss for the period.

Contributions and withdrawals mainly comprise transactions with KB Group, such as profit and loss transfer agreements, allocated costs from KB Group as well as income tax liabilities and deferred tax assets on loss carryforwards of Kiepe Electric entities, which do not constitute separate tax subjects in the reporting periods.

Other comprehensive income (loss)

Other comprehensive income (loss) includes all re-measurements of the net defined benefit liability for the defined benefit obligation of pension plans and pension plan assets that are recognized outside of loss after income taxes as well as the respective deferred tax assets and liabilities, and foreign currency translation differences.

D.9	Employee benefits

D.9.1	Employee benefits

33. EMPLOYEE BENEFITS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Assets from employee benefits – Pensions	(6,053)	(6,381)
Defined Benefit Obligation – Pensions	10,084	9,587
Effect of asset ceiling/onerous liability – Pensions	–	385
Provisions for pensions	4,031	3,591

Other personnel related provisions	1,516	1,473

Provisions for employee benefits	5,547	5,064
Non-current	4,999	4,522
Current	548	542

The provisions for employee benefits include provisions for pension commitments and other personnel provisions.

Kiepe Electric provides pension commitments to its employees based on defined benefit plans, the benefits of which depend either on the employee’s pensionable remuneration or contain other guarantees. Pension commitments are measured based on actuarial principles using the projected unit credit method. The pension plan accruals reported in the combined statements of financial position correspond to the present value of the defined benefit obligation in consideration of future salary and pension increases as of the reporting date, less the fair value of the plan assets. The amount of the net defined benefit liability (net asset) so determined is adjusted for any effect of limiting a net defined benefit asset out of an asset ceiling.

In Switzerland, pension entitlements and plan assets are managed in multi-employer pension funds. The employees accumulate a pension capital in these institutions, which is converted into a lifelong pension at the time of retirement according to the conditions valid at that time. These pension funds are managed conservatively on the basis of state requirements. Plan assets that exceed the defined benefit obligation are not available to the company as an economic benefit (asset ceiling). If the claims are no longer covered by capital due to negative market developments, restructuring contributions can be claimed from the affiliated employers and their employees.

D.9.2	Change in pension liability

34. CHANGE IN PENSION LIABILITY

	Defined benefit obligation		Fair value of plan asset		Net liabilities (net assets) from defined benefit plans

in € thousand	2023	2022	2023	2022	2023	2022
As of Jan. 1	9,587	12,705	(6,381)	(5,916)	3,591	6,789
Current service cost	180	242	24	25	204	267
Past service cost	(21)	(249)	–	–	(21)	(249)
Gains/losses from settlements	–	–	–	–	–	–
Interest income (including effect of asset ceiling)	–	–	(155)	(23)	(146)	(23)
Interest expense	293	90	–	–	293	90
Net cash flow	(1,451)	(475)	1,045	174	(405)	(301)
Remeasurements	945	(3,215)	154	(19)	1,099	(3,234)
a) Return on plan assets	–	–	154	(19)	154	(19)
b) Actuarial gains/losses (change in demographic assumptions)	–	–	–	–	–	–
c) Actuarial gains/losses (change in financial assumptions)	934	(3,100)	–	–	934	(3,100)
d) Effect of experience adjustments	11	(115)	–	–	11	(115)
Changes in asset ceiling/onerous liability (excluding interest income)	–	–	–	–	(400)	385
Currency translation differences (including effect of asset ceiling)	380	336	(370)	(294)	15	42
Employer contributions	–	–	(199)	(175)	(199)	(175)
Participant contributions	171	153	(171)	(153)	–	–
Increase/decrease due to effect of business combinations/divestitures	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
As of Dec. 31	10,084	9,587	(6,053)	(6,381)	4,031	3,591
thereof
Germany & Austria	3,565	3,362	–	–	3,565	3,362
Italy	152	229	–	–	152	229
Switzerland	6,367	5,996	(6,053)	(6,381)	314	–

D.9.3	Plan assets

Only the pension obligations in Switzerland are financed by assets that meet the definition of plan assets according to IAS 19. For these pension obligations, the net liability from the defined benefit obligation and the fair value of the plan assets is recognized and reduced by any effect of an asset ceiling. The plan assets comprise the investments shown in Table à 35.

35. PLAN ASSETS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Cash and cash equivalents	–	–
Equity instruments	–	–
Debt instruments	–	–
Real estate	–	–
Assets held by insurance companies	(6,053)	(6,381)
Investment funds	–	–
Other	–	–
Fair value of plan assets	(6,053)	(6,381)

Return on plan assets (including interest income)	2	42

D.9.4	Actuarial assumptions

The Table à 36 and 37 list the key actuarial assumptions for the pension plans as of the reporting dates. The pension plans represent the majority of the total recognized defined benefit obligation.

36. ACTUARIAL ASSUMPTIONS - GERMANY

in %	Dec. 31, 2023	Dec. 31, 2022
Discount rate	3.50	4.17
Salary increase	–	–
Pension increases	2.20	2.20
Mortality Tables	Richttafeln 2018G Prof. K. Heubeck	Richttafeln 2018G Prof. K. Heubeck

37. ACTUARIAL ASSUMPTIONS - SWITZERLAND

in %	Dec. 31, 2023	Dec. 31, 2022
Discount rate	1.50	2.40
Salary increase	1.75	1.75
Pension increases	0.00	0.00
Mortality Tables	BVG 2020 and CMI 2019 LTR improve-ment factor of 1,50%	BVG 2020 and CMI 2019 LTR improve-ment factor of 1,50%

D.9.5	Future cash flows

In fiscal year 2023, employer payments into the plan assets amounted to € 199 thousand. Pension payments of € 1,451 thousand were paid for 2023 (2022: € 475 thousand). The expected pension payments for 2024 are € 607 thousand.

As of December 31, 2023, the duration for the defined benefit obligation was 10.9 years (December 31, 2022: 11.5 years) for the German and 13.5 years (December 31, 2022: 17.7 years) for the Swiss pension plans, respectively.

D.9.6	Sensitivity analysis

The following sensitivity analysis presents the effects of reasonable changes of individual factors on the defined benefit obligation as of the reporting date.

38. SENSITIVITY ANALYSIS - GERMANY

	Dec. 31, 2023		Dec. 31, 2022
in € thousand	Increase	Decrease	Increase	Decrease
Present value of defined benefit obligation	3,156	3,156	2,992	2,992
Change in discount rate 0.5%	(204)	230	(181)	200
Change in salary increase rate 0.5%	–	–	–	–
Change in future pension increases 0.5%	170	(156)	151	(139)

39. SENSITIVITY ANALYSIS - SWITZERLAND

	Dec. 31, 2023		Dec. 31, 2022
in € thousand	Increase	Decrease	Increase	Decrease
Present value of defined benefit obligation	6,367	6,367	5,996	5,996
Change in discount rate 0.5%	(425)	479	(380)	421
Change in salary increase rate 0.5%	40	(39)	31	(30)
Change in future pension increases 0.5%	310	–	282	–

Although the analysis does not take into account the complete distribution of the expected cash flows according to the plan, it provides an approximate value of the sensitivity of the presented assumptions.

D.10	Other provisions

40. OTHER PROVISIONS

in € thousand	Warranty provisions	Provisions for onerous contracts	Restructuring provision	Other	Total
As of Jan. 1, 2022	12,474	6,869	4,979	12,194	36,516
Currency translation differences	125	–	–	4	129
Additions	6,970	73	3,464	14,969	25,476
Utilization	(4,340)	(1,735)	(6,011)	(1,087)	(13,173)
Reversals	(500)	(1,890)	(300)	(5,117)	(7,807)
Compounding	41	–	–	9	50
As of Dec. 31, 2022	14,770	3,317	2,132	20,972	41,191
thereof current	5,533	–	2,132	20,908	28,573
thereof non-current	9,237	3,317	–	64	12,618

As of Jan. 1, 2023	14,770	3,317	2,132	20,972	41,191
Currency translation differences	(34)	–	–	2	(32)
Additions	8,329	1,661	–	2,940	12,930
Utilization	(4,310)	(927)	(668)	(2,676)	(8,581)
Reversals	(1,534)	–	–	(4,320)	(5,854)
Compounding	–	–	–	6	6
As of Dec. 31, 2023	17,221	4,051	1,464	16,924	39,660
thereof current	4,012	–	1,464	16,858	22,334
thereof non-current	13,209	4,051	–	66	17,326

In 2023, other provisions decreased by € 1,531 thousand to € 39,660 thousand (December 31, 2022: € 41,191 thousand). The main reason for this decrease was a reversal of a provision for risks related to Value Added Taxes (“VAT”) in the line item “other”, which was partially offset by an increase in warranty provisions.

The warranty provisions cover both obligations arising from cases that have already occurred as well as future obligations based on past experience. In principle, the latter is directly related to the development and composition of sales revenue. The provisions are based on estimates of historical warranty data for similar products and services. The warranty provisions increased by € 2,451 thousand to € 17,221 thousand (December 31, 2022: € 14,770 thousand), mainly due to two specific projects. For the long-term warranty provisions, outflows are expected within the next two to five years.

The provisions for onerous contracts increased by € 734 thousand to € 4,051 thousand (December 31, 2022: € 3,317 thousand) mainly due to two contracts.

The restructuring provision decreased by € 668 thousand to € 1,464 thousand (December 31, 2022: € 2,132 thousand) due to the utilization for staff redundancy costs for a restructuring program recognized as of December 31, 2021.

The other provisions decreased by € 4,048 thousand to € 16,924 thousand (December 31, 2022: € 20,972 thousand). Other provisions mainly consist of indemnity provisions, provisions for follow-up costs and provisions for VAT. The decrease mainly results from a reversal of a provision for risks related to VAT of € 3,729.

D.11	Trade payables and other liabilities

Trade payables, excluding trade payables to KB Group companies, totaled € 23,827 thousand as of December 31, 2023 (December 31, 2022: € 18,365 thousand). For further information on trade payables to KB Group companies, see Note F.3.4.

Trade payables consist mainly of payables due to sub-contractors that provide services, suppliers of parts and modules, as well as outstanding invoices. All amounts are due within one year.

41. OTHER LIABILITIES

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Liabilities to employees	3,430	3,223
Liabilities from other taxes	2,964	2,541
Advance payments received	1,557	4,614
Social security liabilities	41	31
Other	493	964

Current	8,350	11,109
Non-current	135	264

Other liabilities decreased by € 2,888 thousand to € 8,485 thousand (December 31, 2022: € 11,373 thousand). This was mainly due to a decrease of project-related prepayments of € 3,057 thousand.

Liabilities to employees mainly include vacation and bonuses that are due within one year.

The line item “other” mainly consist of consulting and audit fees.

D.12	Financial liabilities

42. FINANCIAL LIABILITIES

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Lease liabilities	2,792	2,528
Other financial liabilities	500	378
Liabilities towards credit institutions	250	–

Current	1,305	1,017
Non-current	2,237	1,889

Financial liabilities amount to € 3,542 thousand as of December 31, 2023 (December 31, 2022: € 2,906 thousand) and primarily comprise lease liabilities.

The lease liabilities increased to € 2,792 thousand (December 31, 2022: € 2,528 thousand) due to a material lease modification of € 934 thousand. This effect is compensated to some extent by decreases due to repayments.

The following tables show a reconciliation of movements of financial liabilities to cash flows arising from financing activities as of December 31, 2023 and December 31, 2022.

43. RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES 2023

				Liabilities	Net investment
in € thousand	Liabilities to banks	Loan from Parent companies	Other financial liabilities	Lease liabilities	Net investment attributable to Parent	Total
As of Jan. 1, 2023	–	2,539	379	2,528	56,613	62,059
Change in cash flow from financing activities
Proceeds from Borrowings	250	–	–	–	–	250
Disbursements for lease liabilities	–	–	–	(772)	–	(772)
Interest paid	–	(44)	(324)	(31)	–	(399)
Dividends paid to parent Company shareholders	–	–	–	–	–	–
Other transaction with Parent	–	–	–	–	4,771	4,771
Cash flow from financing activities	250	(44)	(324)	(803)	4,771	3,850
Effects in foreign exchange rates	–	208	16	60		284
Other changes related to liabilities
Other non-cash expenses and income	–	–	106	–	–	106
Interest expenses	–	44	324	31	–	399
New leases	–	–	–	976	–	976
Total other changes, related to liabilities	–	44	430	1,007	–	1,481
Total other changes, related to net investment	–	–	–	–	27	27
As of Dec. 31, 2023	250	2,747	501	2,792	61,411	67,700

44. RECONCILIATION OF MOVEMENTS OF LIABILITIES TO CASH FLOWS ARISING FROM FINANCING ACTIVITIES 2022

				Liabilities	Net investment
in € thousand	Liabilities to banks	Loan from Parent	Other financial liabilities	Lease liabilities	Net investment attributable to Parent	Total
As of Jan. 1, 2022	–	2,420	148	3,210	53,249	59,027
Change in cash flow from financing activities
Proceeds from borrowings	–	–	–	–	–	–
Disbursements from the repayment of borrowings	–	–	–	–	–	–
Disbursements for lease liabilities	–	–	–	(903)	–	(903)
Interest paid	–	(19)	(247)	(1)	–	(267)
Dividends paid to parent Company shareholders	–	–	–	–	–	–
Proceeds from grants and subsidies	–	–	–	–	–	–
Other transaction with Parent	–	–	–	–	19,349	19,349
Cash flow from financing activities	–	(19)	(247)	(904)	19,349	18,179
Effects in foreign exchange rates	–	119	15	90		224
Other changes related to liabilities
Other non-cash expenses and income	–	–	216	–	–	216
Interest expenses	–	19	247	1	–	267
New leases	–	–	–	131	–	131
Total other changes, related to liabilities	–	19	463	132	–	614
Total other changes, related to net investment	–	–	–	–	(15,985)	(15,985)
As of Dec. 31, 2022	–	2,539	379	2,528	56,613	62,059

The cash flows from financing activities presented in the combined statements of cash flows includes interests paid resulting from off-balance-sheet commitments that comprise of bank guarantees of € 583 thousand (2022: € 659 thousand) and the payment of the cash-pooling receivable of € 14,361 thousand that has been paid due to the termination of the cash-pooling agreement with KB.

D.13	Financial Instruments

D.13.1	Financial Instruments

The following table provides an overview of the carrying amount of financial assets and liabilities. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

45. INFORMATION IN ACCORDANCE WITH IFRS 9

	Dec. 31, 2023			Dec. 31, 2022
in € thousand	Carrying amount			Carrying amount
Category	Other	At amortized cost	Total	Other	At amortized cost	Total
Financial assets	–	85,077	85,077	–	105,912	105,912
Trade receivables	–	46,302	46,302	–	41,454	41,454
Receivables from related parties	–	4,560	4,560	–	53,988	53,988
Other financial assets	–	1,680	1,680	–	2,008	2,008
Cash and cash equivalents	–	32,535	32,535	–	8,462	8,462

Financial liabilities	2,792	28,835	31,627	2,528	24,091	26,619
Liabilities towards credit institutions	–	250	250	–	–	–
Lease liabilities	2,792	–	2,792	2,528	–	2,528
Other financial liabilities	–	500	500	–	378	378
Trade payables	–	23,827	23,827	–	18,365	18,365
Liabilities to related parties	–	4,258	4,258	–	5,348	5,348

Lease liabilities are not allocated to any of the measurement categories and therefore are included within the other column in the table above.

The fair values of cash and cash equivalents, trade receivables, other financial assets, other financial liabilities, and trade payables approximate their carrying amounts due to the short-term maturities of these instruments.

Receivables from related parties include trade receivables and receivables from profit and loss transfer agreements. In the fiscal year 2022, the receivables from related parties additionally included cash pool receivables. The fair values of receivables from related parties are approximately equal to their carrying amount due to the short-term maturities.

The fair values of the liabilities to related parties are approximately equal to their carrying amount due to the short-term maturities of the included trade accounts and the market-based interest rate applied for the short-term loan provided by Knorr-Bremse AG to Kiepe Electric Schweiz AG.

Note C.8 provides information on the net gains and net losses from financial instruments. For more information on loss allowances and write-offs on financial assets refer to Note F.1.3.

D.13.2	Investments

Kiepe Electric GmbH holds an investment in the company Heiterblick Projektgesellschaft mbH, Germany. Kiepe Electric GmbH has acquired a 49% shareholding for € 12 thousand. The main shareholder is HeiterBlick GmbH, Germany with 51% of outstanding shares. According to the profit and loss transfer agreement entered into on October 13, 2011 between HeiterBlick GmbH and Heiterblick Projektgesellschaft mbH, Kiepe Electric GmbH receives only a dividend in the amount of 10% of the nominal value of its shares for each fiscal year. Kiepe Electric GmbH has no control over Heiterblick Projektgesellschaft mbH. The investment is reported at cost due to its immateriality.

As of December 31, 2022, Kiepe Electric GmbH held an investment of 20% in the company Kiepe Electric India Pvt. Ltd., India in an amount of € 28 thousand and is reported at cost on the combined statements of financial position. In 2023, Kiepe Electric GmbH sold its investment in Kiepe Electric India Pvt. Ltd.

D.14	Income taxes

46. INCOME TAXES

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Income tax receivables	–	–
thereof non-current	–	–
thereof current	–	–

Income tax liabilities	194	191
thereof non-current	–	–
thereof current	194	191

Current income tax liabilities relate mainly to the current tax calculations and refer to Kiepe Electric GmbH’s Vienna branch.

E.	NOTES TO THE COMBINED STATEMENTS OF CASH FLOWS

The Company’s combined statements of cash flows show the sources and use of cash flows and the net increase or decrease in cash and cash equivalents.

Cash flows are presented as cash flows from operating activities, from investing activities and from financing activities. The cash flows from operating activities are derived indirectly based on the loss for the period.

E.1	Cash flow from operating activities

The cash flow from operating activities increased by € 21,567 thousand in 2023 compared with the previous year, mainly due to higher profit and the change in receivables. This effect is compensated to some extent by the change in inventories, contract liabilities and other liabilities.

E.2	Cash flow from investing activities

The cash flow from investing activities decreased by a total of € 1,064 thousand in 2023.

The cash flow from investing activities mainly results from the cash outflow for investments in intangible assets, property, plant and equipment as well as the cash inflow for interest received. For further information, see Note C.8.

E.3	Cash flow from financing activities

The cash flow from financing activities mainly results from Other financing transactions with Parent. In 2023, the cash flow from financing activities includes the payment of the cash-pooling receivable of € 14,361 thousand that has been paid due to the termination of the cash-pooling agreement with KB.

Other financing transactions with Parent for 2023 includes receivables related to the profit and loss transfer agreement of € 3,583 thousand (2022: € 16,324 thousand) as well as taxes using the separate tax return approach of € - thousand (2022: € -2,717 thousand).

E.4	Composition of Cash and Cash Equivalents

47. FINANCIAL FUNDS AT THE END OF THE PERIOD

in € thousand	2023	2022
Cash and cash equivalents	32,535	8,462
	32,535	8,462

Cash and cash equivalents of Kiepe Electric currently only comprise cash at banks.

In 2023, cash and cash equivalents increased by € 24,073 thousand to € 32,535 thousand. The increase is due to the termination of the cash-pooling agreement between Kiepe Electric and KB as of December 31, 2023, and the respective payment by KB to Kiepe Electric. The funds reported in the combined statements of changes in net investment include cash at credit institutions, see Note D.7.

F.	OTHER INFORMATION

F.1	Managing of financial risks

During the periods presented, all financial risks of Kiepe Electric were managed by Knorr-Bremse AG on behalf of Kiepe Electric which manages all of the financial risks within the KB Group.

Kiepe Electric is exposed to various financial risks arising from its operating, investing and financing activities, especially market risks (currency risk and interest rate risk), credit risks, and liquidity risks.

F.1.1	Currency risks

Currency risks arise from future transactions involving both the purchase of intermediate products and the sale of end products. However, Kiepe Electric has a moderate exposure towards currency risk arising from fluctuations in exchange rates in connection with international operations. Receivables and liabilities recognized in the combined statements of financial position as well as highly probable expected cash flows in foreign currencies are examined.

Some Kiepe Electric Group’s entities are located outside the Eurozone. For the preparation of the Combined Financial Statements, financial statements of foreign operations are translated into Euro, as Kiepe Electric’s presentation currency is the Euro. Effects from foreign currency exchange rate fluctuations on the translation of net investment amounts into Euro are reflected in other comprehensive income (loss) for the period in the combined statements of changes in net investment. Kiepe Electric does not hedge net investments in foreign operations.

The sensitivity analysis for the currency risk mainly arises from cash and cash equivalents as of Dec. 31, 2023 and 2022. The following table demonstrates the approximate effect on the Company’s post-tax profit or (loss) and net investment in response to fluctuations of the currencies other than the respective functional currencies which the Kiepe Electric Group entities have exposure at the balance sheet date.

48. EXCHANGE RATE EFFECTS

in € thousand	USD/EUR +10%	USD/EUR -10%	CHF/EUR +10%	CHF/EUR -10%
Dec. 31, 2022
Effect on net result	(34)	38	(6)	3
Effect on net investment	(34)	38	(6)	3

Dec. 31, 2023
Effect on net result	(36)	39	(76)	84
Effect on net investment	(36)	39	(76)	84

The Company uses the value at risk as the primary risk measure to determine the risk potential for currency risks. It indicates the maximum loss. The value at risk is calculated for the core currencies of USD and CHF.

49. VALUE AT RISK

in € thousand	2023	2022
CHF	2,021	60
USD	989	946

The change in CHF value at risk from € 60 thousand in 2022 to € 2,021 thousand in 2023 relates to higher amounts of cash held in CHF.

Exposures to other currencies exist, however, such exposures usually do not have a material effect on earnings.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

F.1.2	Interest rate risks

Interest rate risks arise as a result of market-related fluctuations in the interest rates. They affect the level of the Company’s interest expenses.

Interest bearing liabilities with floating interest rates exist at Kiepe Electric from the loan provided by the lender KB SfS (lender as of Dec. 31, 2022: Knorr-Bremse AG) to Kiepe Electric Schweiz AG. At the reporting date, Kiepe Electric has a very low exposure to a possible change in interest rates. Due to low interest expenses arising from the loan the interest rate risk does not have a material effect on the Company’s loss for the period. Refer to Note C.8 for further information on interest expenses.

F.1.3	Credit risks

CREDIT STRUCTURE FOR TRADE RECEIVABLE AND CONTRACT ASSETS

Credit risks arise from an unexpected loss in cash and earnings if the customer or contracting party payment is late, partial or is lacking payments of receivables without compensation and to non-payment.

Kiepe Electric’s exposure to credit risk arises primarily from trade receivables and receivables from related parties (see Note F.3.4 Balances with related parties and management). The maximum exposure to credit risk represents the carrying amount of trade receivables, cash and cash equivalents and other financial assets as reported in the combined financial statements. For trade receivables, as well as other financial assets that are neither impaired nor past due, there were no indications as of December 31, 2023 and 2022, that defaults in payment obligations will occur.

Credit risk is monitored regularly. This includes the review of individual receivables and individual customer creditworthiness, the analysis of historical bad debts on a portfolio basis. Decisions on financial transactions are made on the basis of this monitoring.

In principle, commercial transactions are exposed to the risk of a possible loss of value due to the defaulting of business partners as customers.

SCREENING PROCESS FOR CUSTOMERS

When establishing new business relationships, public sources, such as credit agencies, are used to obtain an economic business evaluation and credit opinion in advance. During the business relationship, a regular monitoring process occurs via review of overdue positions.

EXPECTED CREDIT LOSSES

Receivables have been grouped based on shared credit risk characteristics and the days past due to measure the expected credit losses. The expected credit loss is determined individually if the receivables are considered credit impaired.

The below table shows the lifetime expected credit losses that have been recognized for receivables in accordance with the simplified approach set out in IFRS 9 and the respective movements during the fiscal years.

50. LIFETIME EXPECTED CREDIT LOSSES IN ACCORDANCE WITH IFRS 9

in € thousand	Current	More than 30 days past due	More than 60 days past due	More than 90 days past due	Total
2023 fiscal year
Trade receivables - gross carrying amount	38,220	2,183	2,237	4,300	46,940
Contract assets - gross carrying amount	29,575	–	–	–	29,575
2022 fiscal year
Trade receivables - gross carrying amount	30,501	1,106	2,864	13,680	48,151
Contract assets - gross carrying amount	21,296	–	–	–	21,296

IMPAIRMENT OF RECEIVABLES

Impaired receivables and the respective accumulated impairments are derecognized if there is no probability of payment. Trade receivables do not bear interest.

The respective movements of impairments for trade receivables and contract assets during the fiscal years are as follows:

51. FINANCIAL INSTRUMENTS IN IMPAIRMENT SCOPE 2023

in € thousand	Impairment Jan. 1	Net change	Derecognition	Impairment Dec. 31,
2023 fiscal year
Trade receivables and contract assets	6,749	(4,197)	–	2,552
2022 fiscal year
Trade receivables and contract assets	6,756	85	(92)	6,749

F.1.4	Liquidity risks

Liquidity risks arise from the possibility that funds required to satisfy payment obligations cannot be procured on time.

Within the Kiepe Electric Group, liquidity risks arise from payment obligations arising from operating transactions or financing obligations. The liquidity and cash management of Kiepe Electric is conducted through cash-pooling services provided by KB Group companies and profit and loss transfer arrangements to ensure an efficient liquidity. For further information see Note F.3.4.

The Company monitors the expected cash outflows on trade and other payables together with the level of expected cash inflows on trade and other receivables.

The following table shows the remaining contractual maturities of the financial liabilities as of December 31, 2023, and 2022. This relates to undiscounted gross amounts, including estimated interest payments.

52. MATURITIES

in € thousand	Carrying amount	Contractually agreed cash flows	Up to 1 year	1 to 5 years	Over 5 years
	2023 fiscal year
Liabilities towards credit institutions	250	250	250	–	–
Loan payables	2,747	2,747	2,747	–	–
Lease liabilities	2,792	2,846	578	1,790	478
Other financial liabilities	500	500	500	–	–
Trade payables	25,321	25,321	25,321	–	–
	31,610	31,664	29,396	1,790	478

	2022 fiscal year
Loan payables	2,539	2,539	2,539	–	–
Lease liabilities	2,528	2,529	639	1,453	437
Other financial liabilities	378	378	378	–	–
Trade payables	20,567	20,567	20,567	–	–
	26,012	26,013	24,123	1,453	437

Total trade payables in the amount of € 25,321 thousand (December 2022: € 20,567 thousand), including trade payables to related parties, are due within one year.

The loan payables, including accrued interest, totaling € 2,747 thousand (December 31, 2022: € 2,539 thousand) are deemed to be a short-term liability, as at the reporting date the Company intended and was able to roll over the obligation. For further information see Note F.3.4.

F.2	Events after the reporting date

On January 31, 2024, the PLTA between KB SfS and Kiepe Electric GmbH was terminated.

On February 6, 2024, Knorr-Bremse AG, Munich, Germany, (“KB”, together with its direct and indirect subsidiaries the “KB Group”) sold 85 percent of the Kiepe Electric GmbH share that was held through KB’s wholly owned subsidiaries KB SfS and sold 100 percent of the Kiepe Electric LLC share that was held through Knorr Brake Holding Corporation, Avon, USA to Heramba GmbH, Düsseldorf, Germany and Heramba Holdings Inc., Newark, USA (the “Closing”).

A major consortium partner and customer Van Hool has filed bankruptcy in April 2024. As a result of this at this stage it is uncertain if certain projects with Van Hool can be fulfilled in the future. This exposes the backlog as of May 2024 of € 46 million. Impairment losses on related contract assets and trade receivables recognized as of December 31, 2023 amount to € 2,042 thousand and on inventories to € 507 thousand.

In order to provide an opinion on going concern of Kiepe Electric GmbH a professional services firm has been engaged to prepare an IDW S67 assessment.

On June 19, 2024, Kiepe Electric GmbH entered into a bridge loan facility agreement with its minority shareholder KB SfS at an amount of up to € 20 million. The bridge loan is subject to an at arm’s length interest rate. Conditions for the entering into this agreement was the appointment of an independent expert to prepare an opinion according to the provisions of IDW S6 on the restructuring measures of the Company, the provision of a liquidity forecast as well as the entering into a lock-up agreement, which prohibits the transfer of shares until the end of the lock-up period. The repayment of the loan is the earlier of the finalization of the opinion according to the provision of IDW S6 or November 1, 2024.

7	IDW ist the Institute der Wirtschaftsprüfer in Deutschland e.V. (Institute of Public Auditors in Germany) and S6 referrs to its Standard S6 “Standard zu den Anforderungen an Sanierungskonzepte”.

F.3	Transactions with related parties

Related parties as defined by IAS 24 are natural persons or companies that can be influenced by Kiepe Electric, that can exert an influence on Kiepe Electric or that are under the influence of another related party of Kiepe Electric. Transactions with related parties were conducted at arm’s length.

F.3.1	Parent company and ultimate parent entity

As of December 31, 2023, the Company is directly controlled by Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, Germany (KB SfS) and Knorr Brake Holding USA which are both wholly-owned subsidiaries of Knorr-Bremse AG, Germany.

Knorr-Bremse AG is directly controlled by KB Holding GmbH, Grünwald, Germany, which holds 58.99% of the shares of the Knorr-Bremse AG. The shares in KB Holding are held by TIB Vermögens- und Beteiligungsholding GmbH, Grünwald, Germany, of which Stella Vermögensverwaltungs GmbH, Grünwald, Germany in turn holds a majority of the shares. Stella Vermögensverwaltungs GmbH is the ultimate controlling parent company.

F.3.2	Remuneration of key management personnel

The key management personnel are the Chief Executive Officer of Kiepe Electric GmbH, the Director responsible for E-Systems (KB Group business unit (“BU”) which Kiepe Electric belongs to) at KB SfS, the members of the Executive Board and the Supervisory Board of Knorr-Bremse AG. For purpose of the CFS, the remuneration of key management personnel includes:

53. REMUNERATION OF MANAGEMENT

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Compensation of the Managing directors
Short-term compensation	516	481
Other long-term benefits	100	96
Total	616	577

Compensation of the Members of the Executive Board of Knorr-Bremse AG
Short-term compensation	230	124
Post-employment benefits	28	22
Termination benefits	49	94
Other long-term benefits	27	–
Share-based payment	–	8
Total	334	248

Compensation of the Members of the Supervisory Board of Knorr-Bremse AG
Short-term compensation	47	49
Total	47	49

The remuneration of the managing directors responsible for E-Systems includes salaries, pension contributions and long-term incentive payments.

The remuneration of the members of the Executive Board of Knorr-Bremse AG includes salaries, contributions in kind, pension contributions, termination benefits and share-based payments. The remuneration of the members of the Supervisory Board of Knorr-Bremse AG includes salary, committee compensation and attendance fee. Since the Executive and the Supervisory Board of Knorr-Bremse AG mainly provided service to non-Kiepe Electric businesses, their compensation is only included with the proportional share of allocated services to Kiepe Electric. The proportional share was determined based on the internal compensation charge relating to Kiepe Electric business.

Income and expense resulting from transactions with KB group:

F.3.3	Transactions with related parties

54. TRANSACTIONS WITH RELATED PARTIES

in € thousand	2023	2022	2021
Revenue
with other related companies	572	2,650	1,751

Other operating income
with other related companies	1,199	633	887

Other operating expenses
with Knorr-Bremse AG	(324)	(158)	(572)
with other related companies	(5,457)	(3,651)	(4,317)

Interest income and expenses
with Knorr-Bremse AG	787	49	6
with other related companies	133	–	18
	(3,090)	(477)	(2,227)

The revenue includes the sale of goods and services to related parties. Other operating income comprises services provided such as human resources and rental income. Other operating expenses include headquarter fees provided by other related companies of KB Group. Interest income and expenses are further discussed in Note C.8.

F.3.4	Balances with related parties and management

55. BALANCES WITH RELATED PARTIES AND MANAGEMENT

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Right-of-use assets pursuant to IFRS 16
Other related companies	–	41

Receivables from
Knorr-Bremse AG
thereof trade receivables	39	–
thereof receivables under cash-pooling agreement	–	34,033
Other related companies
thereof receivables from profit and loss transfer agreement	3,583	16,324
thereof receivables under cash-pooling agreement	–	2,746
thereof trade receivables	411	885
thereof advance payments	527	–
	4,560	53,988

Liabilities to
Knorr-Bremse AG
thereof loan payables	–	2,539
thereof trade payables	–	50
Other related companies
thereof loan payables	2,747	–
thereof trade payables	1,494	2,152
thereof advance payments received	17	607
	4,258	5,348

The receivables from the profit and loss transfer agreement relate to an agreement with KB SfS under which Kiepe Electric GmbH is obligated to transfer its entire profit for the respective year to KB SfS or to claim compensation of any loss for the year from KB SfS. The basis for measurement of the PLTA are the results under German GAAP of Kiepe Electric GmbH.

The receivables under the cash-pooling agreement relate to the liquidity of Kiepe Electric transferred to KB, while the latter dispose, control and allocate its necessary and available liquidity and provides Kiepe Electric with the required liquidity on a daily basis. As of December 31, 2023, the cash-pooling agreement has been terminated and the respective receivable has been paid to Kiepe Electric.

The loan payables relate to the granted loans to Kiepe Electric Schweiz AG. In 2023, this loan agreement has been transferred within KB from KB AG to KB SfS as the lender. The carrying amount includes one loan of CHF 2,000 thousand that was granted in fiscal year 2018, and a further loan of CHF 500 thousand that was granted in fiscal year 2020. The interest is based on LIBORCHF plus 0.70% - 1.64% p.a. that is adapted on a 6-months basis, and 0.90% p.a. that is adapted on a 1-month basis, respectively.

The loans are agreed for periods of one year with an option to extend the term for another twelve months.

F.4	Other financial obligations

56. OTHER FINANCIAL OBLIGATIONS

in € thousand	Up to 1 year	1 to 5 years	Over 5 years	Total
Dec. 31, 2023
Purchase obligations	28,949	8,478	2,485	39,912
Bank guarantees[8]	15,975	31,740	240,268	287,983
Rent and lease obligations	24	–	–	24
	44,948	40,218	242,753	327,919

Dec. 31, 2022
Purchase obligations	26,886	3,059	89	30,034
Bank guarantees	13,770	23,119	269,671	306,560
Rent and lease obligations	27	–	–	27
	40,683	26,178	269,760	336,621

8	Due to the Closing on February 6, 2024, Kiepe Electric GmbH was released from bank guarantees by KB.

Future rent and lease obligations result from low-value or short-term leases, which are exempted from recognition in the combined statements of financial position in accordance with IFRS 16.5.

F.5	Legal Disputes and Litigation

THREAT OF LITIGATION FROM RUHRBAHN GMBH

In February 2022, Ruhrbahn GmbH claimed damages in the amount of € 9,080 thousand against the consortium of Kiepe Electric and HeiterBlick GmbH and notified its intention to take legal actions if payment is not made. Ruhrbahn is basing its claim on the violation of duties and consideration associated with an appeal on an award procedure from December 31, 2022. The Company successfully defended itself against the claim, as the Regional Court of Essen rejected Ruhrbahn’s lawsuit in full. Ruhrbahn decided not to file an appeal against the judgment.

SETTLEMENT AGREEMENT WITH STADLER

Kiepe Electric initiated an independent evidence procedure regarding alleged defects in vehicles for the Wuppertal suspension railroad. The value in dispute amounts to € 8,000 thousand. The parties have found an agreement on some of the alleged defects. The proceeding continued in respect of a number of remaining defects. A settlement agreement has been reached with STADLER and payment of € 1,600 thousand has been received. The expert proceedings have been concluded with reimbursement of unused costs disbursed by Kiepe Electric.

LITIGATION WITH TRAKTIONSSYSTEME AUSTRIA GMBH

Kiepe Electric as respondent is party to a litigation initiated by Traktionssysteme Austria GmbH (TSA) as claimant in 2020. TSA claims payment of fees for the delivery of different drive units in the amount of € 1,955 thousand. Kiepe Electric as a customer and TSA as a supplier have entered into various supply agreements for drive units and other components in the past. A mediation agreement was signed. In the first six months of 2023 the litigation has been terminated by a Settlement Agreement between Kiepe Electric and TSA.

LITIGATION WITH FORMER EMPLOYEES

Compared to the period ended as of December 31, 2022, all litigation claims from former employees of Kiepe Electric have been resolved, and no further claims with former employees are outstanding.

F.6	Government grants

Kiepe Electric received performance related government grants in the amount of € 56 thousand in 2023 (2022: € 185 thousand). These government grants include mainly grants for the reimbursement of social security contributions in connection with the payment of short-time working allowances as well as grants for research and development projects and integration subsidies.

Refunds of social security contribution for short-time working allowances in connection with the corona virus pandemic were deducted from personnel expenses of € 108 thousand in the fiscal year 2022. There are no unfulfilled conditions or other contingencies attached to these grants.

Government grants recognized in other operating income include mainly grants related to research and development in the amount of € 52 thousand in 2023 (2022: € 66 thousand). There were no government grants related to assets in 2023 and 2022.

F.7	Leases

ACCOUNTING FOR LEASES

The Company has entered into leases primarily for real estate and vehicles. The respective useful lives are specified in Note B.10. The Company’s commitments from its leases are collateralized by the lessor’s ownership of the leased assets. Several leases, largely for real estate, include extension and termination options. The extension and termination options not taken into account amount to € 2,864 thousand as of December 31, 2023. (December 31, 2022: € 1,755 thousand).

The Company has also concluded leases for real estate and vehicles and other equipment that have a lease term of twelve months or less and leases for which the underlying asset is of low value. The Company applies both practical exemptions.

The following table presents carrying amounts of the right-of-use assets recognized:

57. RIGHT-OF-USE ASSETS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Assets
Non-current assets
Right-of-use assets – land and buildings	2,725	2,427
Right-of-use assets – other equipment, furniture and fixtures	51	94
Total	2,776	2,521

The following table lists the additions to right-of-use assets as shown in non-current assets:

58. ADDITIONS TO RIGHT-OF-USE ASSETS

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Assets
Non-current assets
Right-of-use assets – land and buildings	976	75
Right-of-use assets – other equipment, furniture and fixtures	–	56
Total	976	131

The following table shows the carrying amounts of the lease liabilities (which are included in financial liabilities) and the changes during the reporting period:

59. LEASE LIABILITIES

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Liabilities
Non-current financial liabilities
Lease liabilities	2,237	1,889
Current financial liabilities
Lease liabilities	555	639
Total	2,792	2,528

The following amounts were recognized in profit or loss in the reporting period:

60. AMOUNTS AFFECTING PROFIT OR LOSS

in € thousand	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021
Operating expenses	(221)	(215)	(285)
Expenses from short-term leases	(4)	(1)	–
Expenses from leases of low value assets	(103)	(118)	–
Expenses from variable lease payments	(55)	(40)	(42)
Other expenses from leases (e.g.; incidental expenses)	(59)	(56)	(243)
Depreciation, amortization and impairment	(782)	(900)	(882)
Depreciation of right-of-use assets – land and buildings	(738)	(796)	(749)
Depreciation of right-of-use assets – other	(44)	(104)	(133)
Impairment of right-of-use assets	–	–	–
Financial result	(31)	(1)	(1)
Interest expense on lease liabilities	(31)	(1)	(1)

The Company had cash outflows for leases in 2023 of € 901 thousand (2022: € 1,096 thousand). The future cash outflows for short-term leases and low value leases are disclosed in Note F.4.

JUDGEMENTS

When applying the Company’s accounting policies, the management made the following judgments that materially influence the amounts in the combined financial statements:

Determination of the term of leases with extension and termination options – the Company as lessee

The Company determines the lease terms based on the non-cancelable period of the lease and takes into account periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option or periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The Company has concluded several leases that include extension and termination options. The Company makes judgments when assessing whether it is reasonably certain to exercise or not to exercise the lease’s extension or termination option. This means it takes into account all relevant factors that represent an economic incentive for it to exercise the extension or the termination option. After the commencement date, the Company reassesses the lease term upon the occurrence of a significant event or a change in circumstances that is within its control and affects whether it is reasonably certain to exercise an option or not to exercise an option to extend or terminate the lease (e.g.; conducting significant leasehold improvements or significant customization of the underlying asset).

ASSUMPTIONS AND ESTIMATES

When applying the Company’s accounting policies, the management made the following assumptions and estimates that materially influence the amounts in the combined financial statements:

Leases – estimate of the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease. It therefore uses its incremental borrowing rates to measure lease liabilities. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The incremental borrowing rate thus reflects the interest that the Company would have to pay. If no observable interest rates are available (e.g.; at subsidiaries that do not enter into financing transactions) or if the interest rate has to be adjusted in order to reproduce the terms of the lease (e.g.; if the lease was not entered into in the subsidiary’s functional currency), the incremental borrowing rate must be estimated. The Company estimates the incremental borrowing rate using observable inputs (e.g.; market interest rates), if these are available, and must make certain company-specific estimates (e.g.; standalone credit assessment of the subsidiary). For purposes of preparation of these Combined Financial Statements, the incremental borrowing rates of KB Group have been applied due to the fact that Kiepe Electric was financed by KB Group for the periods presented.

GROUP AS A LESSOR

The Company leased real estate of their owned commercial properties as well as leased property to tenants under operating leases with monthly rental payments. All leases are classified as operating (sub)leases. Lease income from operating leases where the Company is a lessor is recognized in other income on a straight-line basis over the lease term.

The carrying amount of the assets underlying operating leases relating to land and buildings and other equipment is fully depreciated for the periods presented.

Minimum lease payments receivable on leases are as follows:

61. MINIMUM LEASE PAYMENTS

in € thousand	2023	2022

Within 1 year	95	95
Between 1 and 2 years	95	95
Between 2 and 3 years	95	95
Between 3 and 4 years	95	95
Between 4 and 5 years	95	95
Later than 5 years	–	95

Kiepe Electric GmbH entered into a lease agreement as a lessor with fixed lease payments until 2028.

G.	ENTITY-WIDE INFORMATION

G.1	Basics of segmentation

The Company operates as one reportable segment since it is managed as one integrated business. Kiepe Electric focuses on offering environmentally friendly e-engineering solutions for a range of vehicles.

The Company plays a key role in the development, sales and services of environmentally friendly electrical equipment for tramcars, light rail vehicles, metro vehicles and regional vehicles as well as battery buses, trolleybuses and In- Motion-Charging buses.

The Chief Operating Decision Maker (“CODM”) reviews internal management reports on a monthly basis and is able to allocate resources and assess the performance of the whole Company.

G.2	Information on the business

Revenue within the segment is presented on a consolidated basis. Internal reporting does not contain any segment-specific information on assets and liabilities or any profit information.

Revenue from the Original Equipment Manufacturer (“OE”) project business (RVS and EVS) includes revenue generated with the sale of electrical equipment for vehicles. The aftermarket & sales, modernization revenue mainly comes from spare parts, the repair center, cost-saving maintenance contracts as well as test and measuring instruments. The following table shows the revenue split into OE projects and aftermarket & sales, modernization.

63 REVENUE BY TYPE OF PRODUCT

in € thousand	2023	2022	2021
OE projects (RVS and EVS)	115,216	75,484	69,477
Aftermarket & Sales, Modernization	37,591	44,304	39,788
	152,807	119,788	109,265

G.3	Geographical information

The following table shows the Company’s revenue by region of the respective customer and non-current assets, broken down by country of domicile of the legal entities of the Company.

In 2023, the revenues in “other” increased due to a volume increase of a service and modernization agreement in the Asia-Pacific region.

The negative revenue of € 85 thousand in 2021, results from a carve-out adjustment made to revenue which was previously not recognized over time due to immateriality.

64. REVENUE BY REGION

in € thousand	2023	2022	2021
Europe/Africa	136,670	109,579	100,519
thereof Germany	73,911	46,930	59,321
North America	13,328	9,846	8,831
thereof USA	5,764	6,068	6,286
Other	2,809	363	(85)
	152,807	119,788	109,265

65. NON-CURRENT ASSETS BY REGION

in € thousand	Dec. 31, 2023	Dec. 31, 2022
Europe/Africa	36,021	35,496
thereof Germany	34,148	33,531
North America	107	278
thereof USA	62	217

Goodwill	4,321	4,321
	40,449	40,095

Non-current assets consist of property, plant and equipment, goodwill and other intangible assets.

The business is not significantly dependent on external third parties. The Company did not generate more than 10% of its revenue with one customer in any of the years presented.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.

Audited Financial Statements

As of and for the years ended December 31, 2023 and 2022

PROJECT ENERGY REIMAGINED ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Project Energy Reimagined Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Project Energy Reimagined Acquisition Corp. (the “Company”) as of December 31, 2023 and 2022, the related statements of operations, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph - Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses on or before May 2, 2024. The Company entered into a business combination agreement with a business combination target on October 2, 2023; however, the completion of this transaction is subject to the approval of the Company’s shareholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to May 2, 2024, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after May 2, 2024, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021.

Houston, TX
April 16, 2024

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
BALANCE SHEETS

	December 31, 2023	December 31, 2022

Assets
Current assets
Cash	$127,624	$515,534
Prepaid expenses and other current assets	-	226,094
Total current assets	127,624	741,628
Investments held in trust account	115,981,606	267,475,787
Deferred offering costs	17,393,949	-
Total Assets	$133,503,179	$268,217,415

Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$1,605,457	$97,919
Accrued expenses	2,435,615	437,406
Accrued expenses - related party	395,000	65,000
Promissory note - related party	500,000	-
Total current liabilities	4,936,072	600,325
Warrant liabilities	660,831	864,575
Derivative liability - forward purchase agreement	-	318,735
Accrued offering costs	17,393,949	-
Deferred underwriting fee payable	-	9,232,181
Total Liabilities	22,990,852	11,015,816

Commitments (Note 6)
Class A ordinary shares, $0.0001 par value, subject to possible redemption; 10,879,358 and 26,377,660 shares at redemption value as of December 31, 2023 and 2022, respectively	115,881,606	267,375,787

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 6,594,414 and 0 issued and outstanding (excluding 10,879,358 and 26,377,660 shares subject to possible redemption) as of December 31, 2023 and 2022, respectively	660	-
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 1 and 6,594,415 shares issued and outstanding as of December 31, 2023 and 2022, respectively	-	660
Additional paid-in capital	-	-
Accumulated deficit	(5,369,939)	(10,174,848)
Total Shareholders’ Deficit	(5,369,279)	(10,174,188)
Total Liabilities and Shareholders’ Deficit	$133,503,179	$268,217,415

The accompanying notes are an integral part of these financial statements

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2023	2022
Operating costs	$4,949,751	$1,785,935
Loss from operations	(4,949,751)	(1,785,935)
Gain on investments held in Trust Account	-	2,900
Interest and dividend income on investments held in Trust Account	9,786,497	3,699,187
Unrealized (loss) gain on fair value of derivative liability - forward purchase agreement	(1,849,265)	119,065
Unrealized gain on fair value of warrant liabilities	203,744	11,239,468
Gain on waiver of deferred underwriting commissions by underwriter	456,993	-
Net income	$3,648,218	$13,274,685

Basic and diluted weighted average shares outstanding, Class A ordinary shares	22,669,740	26,377,660
Basic and diluted net income per share, Class A ordinary shares	$0.14	$0.40
Basic and diluted weighted average shares outstanding, Class B ordinary shares	3,848,248	6,594,415
Basic and diluted net income per share, Class B ordinary shares	$0.14	$0.40

The accompanying notes are an integral part of these financial statements.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2023

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of January 1, 2023	-	$-	6,594,415	$660	$-	$(10,174,848)	$(10,174,188)
Waiver of deferred underwriting commissions by underwriter (see Note 6)	-	-	-	-	-	8,775,188	8,775,188
Conversion of Class B common shares to Class A common shares	6,594,414	660	(6,594,414)	(660)	-	-	-
Remeasurement of ordinary shares subject to redemption, to redemption value	-	-	-	-	-	(9,786,497)	(9,786,497)
Extinguishment of forward purchase agreement	-	-	-	-	-	2,168,000	2,168,000
Net income	-	-	-	-	-	3,648,218	3,648,218
Balance as of December 31, 2023	6,594,414	$660	1	$-	$-	$(5,369,939)	$(5,369,279)

FOR THE YEAR ENDED DECEMBER 31, 2022

	Ordinary Shares				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance as of January 1, 2022	-	$-	6,594,415	$660	$-	$(19,850,346)	$(19,849,686)
Remeasurement of ordinary shares subject to redemption, to redemption value	-	-	-	-	-	(3,599,187)	(3,599,187)
Net income	-	-	-	-	-	13,274,685	13,274,685
Balance as of December 31, 2022	-	-	6,594,415	$660	$-	$(10,174,848)	$(10,174,188)

The accompanying notes are an integral part of these financial statements.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net income	$3,648,218	$13,274,685
Adjustments to reconcile net income to net cash used in operating activities:
Gain on investments held in Trust Account	-	(2,900)
Interest and dividend income on investments held in Trust Account	(9,786,497)	(3,699,187)
Unrealized loss (gain) on fair value of derivative liability - forward purchase agreement	1,849,265	(119,065)
Unrealized gain on fair value of warrant liabilities	(203,744)	(11,239,468)
Gain on waiver of deferred underwriting commissions by underwriter	(456,993)	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	226,094	387,642
Accounts payable	1,507,538	8,842
Accrued expenses	1,998,209	358,684
Accrued offering costs	-	(12,632)
Accrued expenses - related party	330,000	65,000
Net cash used in operating activities	(887,910)	(978,399)

Cash Flows from Investing Activities:
Withdrawal from Trust Account for payment to redeeming shareholders	161,280,678	-
Net cash provided by investing activities	161,280,678	-

Cash Flows from Financing Activities:
Proceeds from promissory note - related party	500,000	-
Payment to redeeming shareholders	(161,280,678)	-
Net cash used in financing activities	(160,780,678)	-

Net Change in Cash	(387,910)	(978,399)
Cash - Beginning of period	515,534	1,493,933
Cash - End of period	$127,624	$515,534

Non-cash investing and financing activities:
Deferred offering costs	$17,393,949	$-
Remeasurement of Class A ordinary shares to redemption amount	$9,786,497	$3,599,187
Extinguishment of forward purchase agreement	2,168,000	-
Waiver of deferred underwriting commissions by underwriter (see Note 6)	$9,232,181	$-

The accompanying notes are an integral part of these financial statements.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN

Project Energy Reimagined Acquisition Corp. (the “Company”) is a blank check company incorporated in the Cayman Islands on February 10, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from February 10, 2021 (inception) through December 31, 2023 relates to the Company’s formation and the preparation of its initial public offering (“Initial Public Offering”), as described below, and since the closing of the Initial Public Offering, the search for a target for the Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of dividend income, interest income or gains on investments on the cash and investments held in a trust account from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company consummated the Initial Public Offering of 25,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), at $10.00 per Unit, generating gross proceeds of $250,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,150,000 warrants (the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant, in a private placement to Smilodon Capital, LLC (the “Sponsor”), generating gross proceeds of $8,150,000, which is discussed in Note 4.

The Company had granted the underwriters in the Initial Public Offering a 45-day option to purchase up to 3,750,000 additional Units to cover over-allotments, if any (see Note 6). On November 12, 2021, the underwriters partially exercised the over-allotment option and on November 17, 2021 purchased an additional 1,377,660 Units (the “Over-Allotment Units”), generating gross proceeds of $13,776,600.

Simultaneously with the closing of the partial exercise of the over-allotment option, the Company consummated the sale of 275,532 warrants (the “Over-Allotment Warrants”) at a purchase price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $275,532.

Upon the closing of the Initial Public Offering and the sales of the Over-Allotment Units and Over-Allotment Warrants, an amount of $263,776,600 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering, the sale of the Private Placement Warrants, the sale of the Over-Allotment Units, and the sale of the Over-Allotment Warrants was placed in a trust account (the “Trust Account”) and invested only in U.S. government treasury obligations with maturities of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations, until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; and (iii) absent an initial Business Combination within the Combination Period, the return of the funds held in the Trust Account to the holders of the Public Shares (the “Public Shareholders”) as part of the redemption of the Public Shares. If the Company is unable to complete the initial Business Combination, the Company’s Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders, and the warrants will expire worthless.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company will provide its Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, in its sole discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity (“ASC 480”).

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon consummation of such Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association as then in effect, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor and the Company’s management team have agreed to vote any Founder Shares (as defined in Note 5) held by them, and any Public Shares purchased by them in or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or vote at all.

If the Company seeks shareholder approval of the initial Business Combination and the Company does not conduct redemptions in connection with the initial Business Combination pursuant to the tender offer rules, the Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering without the Company’s prior consent (the “Excess Shares”). However, the Company would not be restricting the shareholders’ ability to vote all of their shares (including Excess Shares) for or against the initial Business Combination. The shareholders’ inability to redeem the Excess Shares will reduce their influence over the ability to complete the initial Business Combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if the Company completes the initial Business Combination. As a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open-market transactions, potentially at a loss.

The Sponsor, Anchor Investors (as defined below in Note 5) and management team have agreed to (i) waive their redemption rights with respect to any Founder Shares and, solely with respect to the Sponsor and management team, Public Shares they hold in connection with the completion of an initial Business Combination, (ii) waive their redemption rights with respect to any Founder Shares and, solely with respect to the Sponsor and management team, Public Shares they hold in connection with a shareholder vote to approve an amendment to the Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity and (iii) waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if the Company fails to complete an initial Business Combination within the Combination Period (as defined below). However, if the Sponsor or Anchor Investors acquire Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period (as defined below).

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Anchor Investors are not required to (i) hold any Units, Class A ordinary shares or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares.

The Amended and Restated Memorandum and Articles of Association provided that the Company would have only 18 months from the closing of Initial Public Offering (or 21 months from the closing of the Initial Public Offering if the Company executed a letter of intent, agreement in principle, or definitive agreement for an initial Business Combination within 18 months from the closing of the Initial Public Offering, but had not completed an initial Business Combination within such 18-month period) to complete an initial Business Combination. The Company entered into a non-binding letter of intent, dated as of April 25, 2023, with respect to an initial Business Combination, that automatically extended the period that the Company had to complete an initial Business Combination to August 2, 2023 pursuant to the Amended and Restated Memorandum and Articles of Association. On August 1, 2023, the Company held an extraordinary general meeting in lieu of the 2023 annual general meeting of shareholders of the Company (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the Company’s shareholders approved, among other matters, the extension of the date by which the Company must consummate an initial Business Combination from August 2, 2023 to May 2, 2024, or such earlier date as determined by the Company’s board of directors (the “Combination Period”), for a total extension of up to nine months (collectively, the “Extension”). If the Company is unable to complete an initial Business Combination within the Combination Period (or such later date as may be approved by the Company’s shareholders at a meeting called for such purpose at which the Company’s shareholders will be given the opportunity to have their Public Shares redeemed for a pro rata portion of the funds in the Trust Account), the Company will then liquidate in accordance with the Amended and Restated Memorandum and Articles of Association. If the Company is unable to complete an initial Business Combination within the Combination Period or during any extension period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in the case of clauses (ii) and (iii) to the obligations under Cayman Islands law to provide for claims of creditors and the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete an initial Business Combination within the Combination Period.

The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In April 2023, the underwriters further waived their rights to 100% of the deferred underwriting commission (see Note 6).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the initial Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, the Company may not be able to complete the initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of the Public Shares. None of the officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

On July 25, 2023, the Company entered into one or more agreements (the “Non-Redemption Agreements”) with one or more unaffiliated third parties in exchange for them each agreeing not to redeem an aggregate of 760,000 Public Shares in connection with certain proposals considered and voted upon at the Extraordinary General Meeting, in exchange for the Company agreeing to issue or cause to be issued to each such investor 138,000 Class A ordinary shares (“Post-Combination Shares”) at the time of the Company’s initial Business Combination. The Company subsequently entered into additional Non-Redemption Agreements with unaffiliated third parties on the same or similar terms reflecting the above ratio of non-redeemed Class A ordinary shares to Post-Combination Shares, in each case with respect to the Extraordinary General Meeting. Pursuant to all such Non-Redemption Agreements, the Company has agreed to issue or cause to be issued to such investors an aggregate of 1,645,596 Post-Combination Shares. In addition, the Company has agreed that it will not utilize any funds from the Trust Account to pay any potential excise taxes that may become due pursuant to the Inflation Reduction Act of 2022 upon a redemption of Public Shares, including in connection with the Extension, an initial Business Combination or liquidation of the Company.

At the Extraordinary General Meeting, the Company’s shareholders approved the following items: (i) a proposal to amend the Amended and Restated Memorandum and Articles of Association to provide for the Extension (the “Extension Amendment Proposal”); (ii) a proposal to amend the Amended and Restated Memorandum and Articles of Association to eliminate (a) the limitation that the Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 following such redemptions and (b) the limitation that the Company shall not consummate an initial Business Combination unless the Company has net tangible assets of at least $5,000,001 upon consummation of such Business Combination (the “Redemption Limitation Amendment Proposal”); (iii) a proposal to amend the Amended and Restated Memorandum and Articles of Association to provide for the right of holders of Class B ordinary shares to convert such Class B ordinary shares into Class A ordinary shares on a one-for-one basis at any time and from time to time at the option of the holder (the “Founder Share Amendment Proposal”, and collectively with the Extension Amendment Proposal and the Redemption Limitation Amendment Proposal, the “Articles Amendment Proposals”); (iv) a proposal to amend the investment management trust agreement, dated as of October 28, 2021, by and between the Company and Continental Stock Transfer & Trust Company, to provide for the Extension (the “Trust Amendment”, and such proposal, the “Trust Amendment Proposal”); (v) a proposal to re-appoint Michael Browning to the board of directors to serve until the third annual general meeting of shareholders following the Extraordinary General Meeting or until his successor is elected and qualified; and (vi) a proposal to ratify the selection by the Company’s audit committee of Marcum LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

Effective upon the approval of the Articles Amendment Proposals and the Trust Amendment Proposal, on August 1, 2023, (i) the Amended and Restated Memorandum and Articles of Association were amended pursuant to the resolutions set forth in the Articles Amendment Proposals, and (ii) the Company entered into the Trust Amendment with Continental Stock Transfer & Trust Company, as trustee.

On August 1, 2023, in connection with and following the approval of the Articles Amendment Proposals and the Trust Amendment Proposal, (i) holders of 6,594,414 Class B ordinary shares voluntarily elected to convert such Class B ordinary shares to Class A ordinary shares, on a one-for-one basis, in accordance with the Amended and Restated Memorandum and Articles of Association as amended pursuant to the Articles Amendment Proposals (collectively, the “Class B Conversion”), and (ii) the Public Shareholders elected to redeem 15,498,302 Class A ordinary shares at a redemption price of approximately $10.41 per share, for an aggregate redemption amount of approximately $161.3 million (the “Redemption”). After the satisfaction of the Redemption, the balance in the Trust Account was approximately $113.2 million. Upon completion of the Class B Conversion followed by the Redemption, 17,473,772 Class A ordinary shares (including 10,879,358 shares subject to possible redemption) and one Class B ordinary share remain issued and outstanding.

Proposed Business Combination

On October 2, 2023, the Company entered into a business combination agreement (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) with Heramba Electric plc, an Irish public limited company duly incorporated under the laws of Ireland (“Holdco”), Heramba Merger Corp., an exempted company incorporated in the Cayman Islands with limited liability (“Merger Sub”), Heramba Limited, an Irish private company limited by shares duly incorporated under the laws of Ireland (the “Seller”), and Heramba GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) established under the laws of Germany (“Heramba”), which provides for a proposed business combination through a series of related transactions (collectively, the “Proposed Business Combination”).

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

On December 6, 2023, Holdco initially filed with the SEC a registration statement on Form F-4 (the “Form F-4”) in connection with the Proposed Business Combination, which was subsequently amended on January 16, 2024, February 27, 2024 and March 15, 2024. The Form F-4 contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement relating to the Proposed Business Combination in connection with the Company’s solicitation of proxies for the vote by its shareholders regarding the Proposed Business Combination and related matters, as described in the Form F-4, and (ii) a preliminary prospectus relating to, among other things, the offer of the securities to be issued by Holdco in connection with the Proposed Business Combination.

On March 19, 2024, the Form F-4 was declared effective by the SEC, and Holdco and the Company filed the definitive proxy statement/prospectus with the SEC. On or about March 19, 2024, the Company commenced the mailing of the definitive proxy statement/prospectus related to the Proposed Business Combination (the “definitive proxy statement/prospectus”) and other relevant documents to its shareholders as of March 1, 2024, the record date established for voting on the Proposed Business Combination. The terms of the Business Combination Agreement and other related ancillary agreements, including those noted below, are summarized in more detail in the Form F-4 and the definitive proxy statement/prospectus.

On March 28, 2024, the Company held an extraordinary general meeting of shareholders (the “Business Combination Meeting”) to consider and vote upon the proposals set forth in the definitive proxy statement/prospectus. At the Business Combination Meeting, the Company’s shareholders approved the Proposed Business Combination and related matters. The Company expects the Proposed Business Combination to close as soon as practicable.

Business Combination Agreement

Pursuant to the Business Combination Agreement, each of the following transactions will occur in the following order: (i) immediately prior to the effective time of the Merger (as defined below) (the “Merger Effective Time”), (1) each of the Company’s issued and outstanding Units will be automatically separated into its component securities (the “Unit Separation”) and (2) the sole issued and outstanding Class B ordinary share will be automatically converted into one Class A ordinary share (such conversion, the “Closing Class B Conversion”); (ii) at the Merger Effective Time, the Company will enter into a plan of merger with Merger Sub, pursuant to which Merger Sub will merge with and into our company (the “Merger”), with the Company being the surviving company in the Merger (the “Surviving Company”) and becoming a direct, wholly owned subsidiary of Holdco; (iii) at the Merger Effective Time, (a) each Class A ordinary share issued and outstanding immediately prior to the Merger Effective Time (which, for the avoidance of doubt, will include the Class A ordinary shares held as a result of the Unit Separation and the Closing Class B Conversion) will be automatically cancelled in exchange for the right to be issued one ordinary share in the capital of Holdco with a nominal value of €0.0001 (“Holdco Ordinary Shares”), (b) each Public Warrant will remain outstanding but will be automatically adjusted to become one Holdco public warrant (“Holdco Public Warrants”), (c) each Private Placement Warrant will remain outstanding but will be automatically adjusted to become one Holdco private warrant (“Holdco Private Warrants”), (d) each Class A ordinary share properly tendered for redemption and issued and outstanding immediately prior to the Merger Effective Time will be automatically cancelled and cease to exist and will thereafter represent only the right to be paid a pro rata portion of the Trust Account pursuant to the Articles, (e) each dissenting ordinary share issued and outstanding immediately prior to the Merger Effective Time held by a dissenting shareholder will be automatically cancelled and cease to exist and will thereafter represent only the right to be paid the fair value of such dissenting ordinary share and such other rights as are granted by the Companies Act (As Revised) of the Cayman Islands and (f) each ordinary share of Merger Sub issued and outstanding at the Merger Effective Time will be automatically cancelled in consideration for the issuance of one validly issued, fully paid and non-assessable ordinary share of par value $1.00 in the Surviving Company; (iv) immediately following the Merger Effective Time, pursuant to a transfer agreement to be entered into by and between the Seller and Holdco, the Seller will transfer as a contribution to Holdco, and Holdco will assume from the Seller, the shares in Heramba, all of which are held by the Seller, in exchange for the issuance by Holdco of 36,700,000 Holdco Ordinary Shares (the “Share Consideration”) to Seller; and (v) all deferred ordinary shares in the capital of Holdco with a nominal value of €1.00 each (“Holdco Deferred Shares”) shall within one month of the Merger Effective Time be surrendered by the holder thereof to Holdco for nil consideration and such Holdco Deferred Shares shall thereafter be held as treasury shares by Holdco in satisfaction of the minimum capital requirements for a public limited company under Irish law.

The consummation of the Proposed Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among others, the Holdco Ordinary Shares being approved for listing on Nasdaq or another national securities exchange and the execution of various transaction agreements. There can be no assurance as to whether or when the Proposed Business Combination will be consummated.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Heramba Sole Shareholder Written Consent

Concurrently with the execution and delivery of the Business Combination Agreement, the Seller, as the sole shareholder of Heramba, delivered to the Company a written consent pursuant to which, among other things, it approved the execution of the Business Combination Agreement and related ancillary agreements, and approved the transactions contemplated thereby.

Sponsor Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company entered into a sponsor support agreement with Heramba and the Sponsor, pursuant to which, among other things, the Sponsor (a) agreed to vote any ordinary shares held by it as of the record date established for voting on the Proposed Business Combination in favor of the Business Combination Agreement, the Proposed Business Combination and each of the proposals set forth in the Form F-4, and against any action that would reasonably be expected to impede the completion of the Proposed Business Combination as described therein, (b) agreed not to transfer such shares until the earliest of the closing of the Proposed Business Combination (the “Closing”) or the termination of the Business Combination Agreement, except as set forth therein, (c) agreed not to redeem such shares in connection with the Proposed Business Combination (which waiver of redemption rights was initially provided in connection with the Initial Public Offering in consideration for receipt of Founder Shares, and for certain covenants and commitments pursuant to a letter agreement entered into at the time of the Initial Public Offering, and without any separate consideration paid in connection with providing such waiver) and (d) waived certain anti-dilution rights with respect to any such shares that are Class B ordinary shares.

Share Contribution Agreement

In connection with the Closing, the Seller and Holdco will enter into a transfer agreement immediately following the Merger Effective Time, pursuant to which the Seller will transfer as a contribution to Holdco, and Holdco will assume from the Seller, all of the shares in Heramba, in exchange for the issuance by Holdco of the Share Consideration to the Seller.

Lock-Up Agreement

In connection with the Closing, Holdco and certain holders of Holdco securities upon the Closing, including the Sponsor, certain of the Company’s directors and executive officers and certain Heramba shareholders holding greater than 5% of the outstanding Holdco Ordinary Shares upon the Closing, will enter into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, each of such holders will agree to not effect any sale or distribution of the Lock-Up Securities (as defined therein), subject to certain customary exceptions set forth in the Lock-Up Agreement, until the earliest of: (i) the twelve month anniversary of the date of the Closing (the “Closing Date”), (ii) such time that the trading price of the Holdco Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 calendar days after the Closing Date, and (iii) such date on which Holdco completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all Holdco shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property. The Lock-Up Securities include up to 5,422,698 Holdco Ordinary Shares to be issued in exchange for the Founder Shares held by the Sponsor and certain of the Company’s officers and directors, and 34,000,000 Holdco Ordinary Shares to be held by certain Heramba shareholders.

Registration Rights Agreement

In connection with the Closing, Holdco and certain holders of Holdco securities upon the Closing, including the Sponsor, will enter into a registration rights agreement, pursuant to which, among other things, Holdco will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain Holdco Ordinary Shares and other equity securities of Holdco that are held by the parties thereto from time to time. In addition, Holdco will agree to provide such holders with customary demand and piggyback registration rights with respect to the Registrable Securities (as defined therein). Such Registrable Securities are expected to include up to 6,594,415 Holdco Ordinary Shares to be issued in exchange for the Founder Shares, 8,425,532 Holdco Private Warrants resulting from the automatic adjustment of the Private Placement Warrants at the Merger Effective Time (and the Holdco Ordinary Shares underlying such Holdco Private Warrants), 1,645,596 Holdco Ordinary Shares to be issued as the Post-Combination Shares under the Non-Redemption Agreements, and 36,700,000 Holdco Ordinary Shares to be held by certain Heramba shareholders.

Amended and Restated Warrant Agreement

In connection with the Closing, prior to the Merger Effective Time, the Company will enter into an amended and restated warrant agreement with Holdco and Continental Stock Transfer & Trust Company, as warrant agent, and any successor warrant agent, pursuant to which the terms and conditions of the warrant agreement entered into at the time of the Initial Public Offering will be amended and restated to, among other things, reflect the automatic adjustment of the Public Warrants to Holdco Public Warrants and the Private Placement Warrants to Holdco Private Warrants.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Risks and Uncertainties

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy are not determinable as of the date of these condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

On December 27, 2022, the Treasury released Notice 2023-2, which provides taxpayers with interim guidance on the excise tax that may be relied upon until the Internal Revenue Service issues proposed Treasury regulations on such matter. Notice 2023-2 includes as one of its exceptions to the excise tax a distribution in complete liquidation of a “covered corporation”, to which Sec. 331 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applies (so long as Sec. 332(a) of the Code also does not also apply).

Although the Company was incorporated in the Cayman Islands and is currently not a “covered corporation”, there is a possibility that the Company may acquire a U.S. domestic corporation, redomicile as a U.S. domestic corporation or engage in a transaction in which a U.S. domestic corporation becomes the Company’s parent or its affiliate. Although it remains uncertain whether, and/or to what extent, the excise tax could apply to any redemptions of the Company’s Public Shares after December 31, 2022 if the Company was to become a “covered corporation” in the future, including any redemptions in connection with the Extension, the Company’s initial Business Combination or in the event the Company does not consummate an initial Business Combination by May 2, 2024, the Company would not expect the excise tax to apply to redemptions of its Public Shares that occur during a taxable year in which the Company completely liquidates under Sec. 331 of the Code.

If the Company was to become a “covered corporation” in the future, there is a possibility that any redemption or other repurchase that occurs after December 31, 2022 may be subject to the excise tax, including in connection with the Company’s initial Business Combination, certain amendments to the Amended and Restated Memorandum and Articles of Association (including in connection with the Extension) or otherwise. Whether and to what extent the Company would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the initial Business Combination, certain amendments to the Amended and Restated Memorandum and Articles of Association (including in connection with the Extension) or otherwise, (ii) the structure of the initial Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the initial Business Combination (or otherwise issued not in connection with the initial business combination but issued within the same taxable year of the initial Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the corporation and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. However, the Company has agreed that it will not utilize any funds from the Trust Account to pay any potential excise taxes that may become due pursuant to the IR Act upon a redemption of Public Shares, including in connection with the Extension, an initial Business Combination or liquidation. The foregoing could cause a reduction in the cash available on hand to complete the Company’s initial Business Combination and in the Company’s ability to complete an initial Business Combination.

In October 2023, the military conflict between Israel and militant groups led by Hamas has also caused uncertainty in the global markets. The full impact of the war between Israel and Hamas and related global economic disruptions on the Company’s financial condition and results of operations, as well as the Company’s ability to consummate an initial Business Combination, also remains uncertain. The Company’s management will continuously evaluate the effect of the conflict on the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity and Going Concern

As of December 31, 2023, the Company had $127,624 in cash held outside of the Trust Account and a working capital deficit of $4,808,448. The cash held outside the Trust Account is not expected to be sufficient for the Company to operate for the next 12 months from the issuance of the financial statements. In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Update 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that if the Company is unable to complete a Business Combination by May 2, 2024 (or such later date as may be approved by the Company’s shareholders at a meeting called for such purpose at which the Company’s shareholders will be given the opportunity to have their Public Shares redeemed for a pro rata portion of the funds in the Trust Account), then the Company will cease all operations except for the purpose of liquidating. The expected liquidity concerns, the date for mandatory liquidation and subsequent dissolution, raise substantial doubt about the Company’s ability to continue as a going concern one year from the date that these financial statements are issued. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The Company has elected to implement the aforementioned exemptions.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 or 2022.

Investments Held in Trust Account

As of December 31, 2023 and 2022, the assets held in the Trust Account were held in money market funds which were invested in U.S. Treasury securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Any gain and loss resulting from the change in fair value of these securities is included in gain (loss) on investments held in Trust Account in the accompanying statements of operations. Interest and dividend income on these securities is included in interest and dividend income on investments held in Trust Account in the accompanying statements of operations.

Class A Ordinary Shares Subject to Possible Redemption

All of the 26,377,660 Class A ordinary shares sold as part of the Units in the Initial Public Offering and the partial exercise of the over-allotment option contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Amended and Restated Memorandum and Articles of Association. In accordance with ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity. Therefore, all Public Shares have been classified outside of permanent equity.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in capital and accumulated deficit. The redemption value of the redeemable ordinary shares as of December 31, 2023 increased as the income earned on the Trust Account exceeds the Company’s expected dissolution expenses (up to $100,000). As such, the Company recorded an increase in the carrying amount of the redeemable ordinary shares of $9,786,497 for the year ended December 31, 2023.

As of December 31, 2023 and 2022, the Class A ordinary shares subject to possible redemption reflected in the balance sheets are reconciled in the following table:

Class A ordinary shares subject to possible redemption as of December 31, 2021	263,776,600
Remeasurement of carrying value to redemption value	3,599,187
Class A ordinary shares subject to possible redemption as of December 31, 2022	$267,375,787
Redemption of Class A common shares subject to redemption	(161,280,678)
Remeasurement of carrying value to redemption value	9,786,497
Class A ordinary shares subject to possible redemption as of December 31, 2023	$115,881,606

Offering Costs associated with the Initial Public Offering

The Company complies with the requirements of ASC Topic 340, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin Topic 5A - Expenses of Offering (“SAB Topic 5A”). Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Initial Public Offering. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs amounting to $34,696,193 as a result of the Initial Public Offering (consisting of a $5,275,532 underwriting discount, $9,232,181 of deferred underwriting fees, $19,381,703 of Anchor Investor offering costs, $1,334,330 of other offering costs, partially offset by $527,553 in reimbursements of offering expenses by the underwriters). The Company recorded $32,606,933 of offering costs as a reduction of temporary equity in connection with the Public Shares. The Company immediately expensed $2,089,260 of offering costs in connection with the Public Warrants (as defined in Note 3) and the Private Placement Warrants that were classified as liabilities.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Net Income Per Ordinary Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. Net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from net income per share as the redemption value approximates fair value. Therefore, the net income per share calculation allocates income and losses shared pro rata between Class A and Class B ordinary shares. As a result, the calculated net income per share is the same for Class A and Class B ordinary shares. The Company has not considered the effect of the warrants sold in the Initial Public Offering, the partial exercise of the over-allotment option, and private placements to purchase an aggregate of 21,614,362 shares in the calculation of diluted income per share, since the exercise of the warrants is contingent upon the occurrence of future events. As a result, diluted net income per share is the same as basic net income per share for the periods presented.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The following table reflects the calculation of basic and diluted net income per ordinary share (in dollars, except per share amounts):

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Class A	Class B	Class A	Class B
Basic and diluted net income per share
Numerator:
Net income	$3,118,794	$529,424	$10,619,748	$2,654,937
Denominator:
Basic and diluted weighted average shares outstanding	22,669,740	3,848,248	26,377,660	6,594,415
Basic and diluted net income per share	$0.14	$0.14	$0.40	$0.40

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for current assets and current liabilities approximate fair value due to their short-term nature.

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 9 for additional information on assets and liabilities measured at fair value.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). For derivative financial instruments that are accounted for as assets or liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. Derivative instruments are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Public Warrants and Private Placement Warrants are accounted for as a derivative instrument in accordance with ASC 815 and are presented as warrant liabilities on the balance sheet. The Public Warrants and Private Placement Warrants were measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value to be recorded in the statements of operations.

The forward purchase agreement is accounted for as a derivative instrument in accordance with ASC 815 and is presented as a derivative forward purchase agreement liability on the balance sheet. The Company was to issue and sell up to 2,000,000 forward purchase units at a purchase price of $10.00 per unit, for an aggregate purchase price of up to $20,000,000. The amounts actually sold were to be determined solely by the Company, and the Company was not obligated to issue or sell any forward purchase units. The forward purchase agreement was measured at fair value at the Initial Public Offering and on a recurring basis, with subsequent changes in fair value to be recorded in the statements of operations. See Note 5 for additional information on the forward purchase agreement.

Recent Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information related to income taxes paid to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for the annual period ending December 31, 2025. The Company is currently evaluating the timing and impacts of adoption of ASU 2023-09.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company’s Initial Public Offering was declared effective on October 28, 2021. On November 2, 2021, the Company completed its Initial Public Offering of 25,000,000 Units, at $10.00 per Unit, generating gross proceeds of $250,000,000. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 7). On November 12, 2021, the underwriters partially exercised the over-allotment option and on November 17, 2021 purchased an additional 1,377,660 Over-Allotment Units, generating gross proceeds of $13,776,600. Gross proceeds from the Initial Public Offering and closing of the partial exercise of the over-allotment option totaled $263,776,600.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,150,000 warrants at a price of $1.00 per Private Placement Warrant, generating gross proceeds of $8,150,000. Simultaneously with the closing of the partial exercise of the over-allotment option, the Company consummated the sale of 275,532 Over-Allotment Warrants at a purchase price of $1.00 per warrant in a private placement to the Sponsor, generating gross proceeds of $275,532, for an aggregate total of $8,425,532 in gross proceeds from the sale of the Private Placement Warrants and Over-Allotment Warrants. Each Private Placement Warrant and Over-Allotment Warrant is exercisable to purchase one Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants and Over-Allotment Warrants were added to the net proceeds from the Initial Public Offering and the Over-Allotment Units held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants and Over-Allotment Warrants that are included in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants and Over-Allotment Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 18, 2021, the Sponsor was issued 8,625,000 Class B ordinary shares (the “Founder Shares”) for an aggregate of $25,000 paid to cover certain expenses on behalf of the Company. In June 2021, the Sponsor surrendered 1,437,500 Class B ordinary shares for no consideration, resulting in an aggregate of 7,187,500 Class B ordinary shares outstanding. All shares and associated amounts have been retroactively restated to reflect the share surrender. The Founder Shares included an aggregate of up to 937,500 Class B ordinary shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor and its permitted transferees would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On November 17, 2021, with the partial exercise of the underwriters’ over-allotment option, 344,415, Class B ordinary shares were no longer subject to forfeiture, leaving 593,085 Class B ordinary shares subject to forfeiture. On December 12, 2021, the remaining over-allotment option expired and the 593,085 Class B ordinary shares were forfeited.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Sponsor and the Additional Anchor Investors (as defined below) have each agreed with the Company that, subject to certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to the officers and directors and other persons or entities affiliated with the Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

A total of eleven Anchor Investors (the “Anchor Investors,” representing both the Original Anchor Investors and the Additional Anchor Investors, as such terms are defined below) purchased Units in the Initial Public Offering at the offering price of $10.00 per Unit. Pursuant to such Units, the Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders.

Three Anchor Investors (the “Original Anchor Investors”) entered into separate subscription agreements in March and July 2021 with the Sponsor for direct interests in the Founder Shares held by the Sponsor. The Original Anchor Investors purchased interests representing 1,379,850 Founder Shares at a purchase price of $0.004 per share or $5,519 in the aggregate.

The other eight Anchor Investors (the “Additional Anchor Investors”) entered into separate subscription agreements in September 2021 with the Sponsor for the purchase of Founder Shares from the Sponsor. The Additional Anchor Investors purchased 1,171,717 Founder Shares at a purchase price of $0.004 per share or $4,687 in the aggregate.

The Anchor Investors have not been granted any shareholder or other rights in addition to those afforded to the Company’s other Public Shareholders. Further, the Anchor Investors are not required to (i) hold any Units, Class A ordinary shares or warrants they may purchase in the Initial Public Offering or thereafter for any amount of time, (ii) vote any Class A ordinary shares they may own at the applicable time in favor of the Business Combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of the Business Combination. The Anchor Investors have the same rights to the funds held in the Trust Account with respect to the Class A ordinary shares underlying the Units they purchased in the Initial Public Offering as the rights afforded to the Company’s other Public Shareholders.

The Company estimated the fair value of the Founder Shares attributable to the Anchor Investors to be $19,391,909 or $7.60 per share. The excess of the fair value of the Founder Shares sold over the aggregate purchase price of $10,206 (or $0.004 per share) was determined to be an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. On August 1, 2023, pursuant to the Class B Conversion, the holders of the Founder Shares converted 6,594,414 Founder Shares from Class B ordinary shares to 6,594,414 Class A ordinary shares, which shares include these same transfer restrictions.

Forward Purchase Agreement

In September 2021, the Company amended and restated the forward purchase agreement pursuant to which EWI Capital SPAC I LLC, which is an affiliate of Srinath Narayanan (the Company’s President and Chief Executive Officer) and a member of the Sponsor (“EWI” or the “forward purchase investor”), had subscribed to purchase from the Company up to 2,000,000 units (the “forward purchase units”), with each unit consisting of one Class A ordinary share, par value of $0.0001 per share, (the “forward purchase shares”) and one-half of one redeemable warrant (the “forward purchase warrants”), for $10.00 per unit, or up to $20,000,000, in a private placement to close substantially concurrently with the closing of a Business Combination. The terms of the forward purchase units would have been identical to the terms of the Units sold in the Initial Public Offering, except that the forward purchase securities would have certain registration rights as described below and the forward purchase warrants would have been the same as the Private Placement Warrants.

The Company would have determined in its sole discretion the specific number of forward purchase units (up to 2,000,000) that it would have sold to the forward purchase investor, if any, and the obligation of the forward purchase investor to purchase the forward purchase units was subject to the approval of the forward purchase investor’s manager following notice to the forward purchase investor that the Company intended to enter into an agreement for a Business Combination.

The forward purchase agreement also provided that the forward purchase investor was entitled to registration rights with respect to the forward purchase securities. The proceeds from the sale of the forward purchase units may have been used as part of the consideration to the sellers in an initial Business Combination, expenses in connection with an initial Business Combination or for working capital in the post-Business Combination company. These purchases were required to be made regardless of whether any Class A ordinary shares were redeemed by the Public Shareholders and were intended to provide the Company with a minimum funding level for an initial Business Combination. The forward purchase units would have been issued only in connection with the closing of an initial Business Combination.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company accounted for the forward purchase agreement in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the forward purchase units did not meet the criteria for equity treatment thereunder, the Company classified the securities underlying the forward purchase agreement as an asset or liability at its fair value. This asset or liability was subject to re-measurement at each balance sheet date. With each such remeasurement, the asset or liability was adjusted to fair value, with the change in fair value recognized in the Company’s statements of operations.

On October 2, 2023, the Company and EWI entered into a mutual termination agreement to terminate the forward purchase agreement. In consideration of the termination of the forward purchase agreement, the Company determined that, under ASC 405-20-40, Liabilities - Extinguishment of Liabilities - Derecognition, the derivative liability for the forward purchase agreement should be extinguished and removed from the balance sheet as of October 2, 2023. Pursuant to ASC 850, Related Party Disclosures, as the forward purchase agreement was determined to have been entered into with a related party, the liability extinguishment of $2,168,000 was recorded to accumulated deficit in absence of an available balance in additional paid-in capital.

Administrative Services Agreement

On October 28, 2021, in connection with the Initial Public Offering, the Company entered into an agreement with EWI to pay a total of $30,000 per month to EWI for office space, secretarial and administrative services. Upon the completion of an initial Business Combination or liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2023 and 2022, the Company incurred $360,000 of expenses under this agreement and included within operating costs on the statements of operations. For the year ended December 31, 2023 and 2022, the Company paid $30,000 and $295,000 of expenses under this agreement and included within operating costs on the statements of operations, respectively. As of December 31, 2023 and 2022, $395,000 and $65,000 remain unpaid and are recorded in Accrued expenses - related party, respectively.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds held in the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination is not completed, the Company may use a portion of the proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. There were no Working Capital Loans outstanding as of December 31, 2023 or 2022.

The Company issued an unsecured promissory note in the principal amount of up to $500,000 to the Sponsor (the “Promissory Note”). The Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial Business Combination is consummated and (ii) the date that the winding up of the Company is effective. On August 21, 2023, September 27, 2023, and November 6, 2023, the Company drew $50,000, $250,000, and $200,000 from the Promissory Note, respectively. As of December 31, 2023 the outstanding balance of these loans was $500,000 which has not yet been repaid as of December 31, 2023.

Non-Redemption Agreements

On July 25, 2023, the Company entered into one or more Non-Redemption Agreements with one or more unaffiliated third parties in exchange for them each agreeing not to redeem an aggregate of 760,000 Public Shares in connection with certain proposals considered and voted upon at the Extraordinary General Meeting, in exchange for the Company agreeing to issue or cause to be issued to each such investor 138,000 Post-Combination Shares at the time of the Company’s initial Business Combination. The Company subsequently entered into additional Non-Redemption Agreements with unaffiliated third parties on the same or similar terms reflecting the above ratio of non-redeemed Class A ordinary shares to Post-Combination Shares, in each case with respect to the Extraordinary General Meeting. Pursuant to all such Non-Redemption Agreements, the Company has agreed to issue or cause to be issued to such investors an aggregate of 1,645,596 Post-Combination Shares.

The Company determined that the fair value of shares that will be issued to such investors upon the consummation of the offering was $10.39 per share on the grant date of August 1, 2023. As such, the fair value of the shares was recorded as a deferred offering cost as of August 1, 2023, and will be remeasured at each reporting date. At the time of the closing of the offering and issuance of shares in connection with the initial Business Combination, the deferred offering costs will be offset against the proceeds of the issued shares to such investors.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Warrants, Over-Allotment Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants, the Over-Allotment Warrants and warrants issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to a registration rights agreement signed on the effective date of the Initial Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Pursuant to the forward purchase agreement with EWI, the Company had agreed that the forward purchase securities would be entitled to registration rights pursuant to the registration rights agreement.

Underwriting Agreement

In connection with the Initial Public Offering, the underwriters were granted a 45-day option from the date of the Initial Public Offering to purchase up to 3,750,000 additional Units to cover over-allotments. On November 12, 2021, the underwriters partially exercised the over-allotment option and on November 17, 2021 purchased an additional 1,377,660 Units at an offering price of $10.00 per Unit, generating additional gross proceeds of $13,776,600 to the Company.

In connection with the closing of the Initial Public Offering and subsequent partial exercise of the over-allotment option, the underwriters were paid a cash underwriting discount of $0.20 per Unit, or $5,275,532 in the aggregate. In addition, $0.35 per Unit, or $9,232,181 was payable to the underwriters for deferred underwriting commission from the amounts held in the Trust Account solely in the event that the Company completed a Business Combination, subject to the terms of the underwriting agreement. On April 17, 2023 and April 27, 2023, J.P. Morgan Securities LLC and BofA Securities, Inc., respectively, constituting all of the underwriters, waived their rights to 100% of the deferred underwriting commission. Upon the waiver, the Company reduced the liability by recording a portion of the waiver to accumulated deficit, and a portion as a gain on the waiver, in a manner consistent with the original allocation of the deferred underwriting fee payable. The waiver of the deferred underwriting fee payable does not impact the carrying value of the Public Shares as the Public Shares are recorded at their redemption value.

Vendor Agreements

On September 22, 2021, the Company entered into an agreement with a financial advisor (the “First Financial Advisor” and such agreement, the “First Financial Advisor Agreement”) for services to be rendered in connection with the Company’s Initial Public Offering, pursuant to which the Company would pay the First Financial Advisor (i) an amount equal to the aggregate number of securities sold in the Initial Public Offering multiplied by 0.02 and then further multiplied by 0.07, (ii) an amount equal to the aggregate number of securities sold upon the underwriters’ partial exercise of the over-allotment option multiplied by 0.02 and then further multiplied by 0.07, and (iii) on the date of any additional or deferred payment to any underwriters or other persons performing similar services in connection with the Initial Public Offering an amount equal to the aggregate number of securities sold in the Initial Public Offering, plus, the aggregate number of securities sold upon the underwriters’ partial exercise of the over-allotment option multiplied by 0.035 and then further multiplied by 0.13. The Company paid the First Financial Advisor a total of $369,287 in the aggregate pursuant to (i) and (ii) noted above. Those fees were considered offering costs of the Company (see Note 2 for accounting policy for offering costs). The Company determined that upon the waiver of the deferred underwriting fees by J.P. Morgan Securities LLC and BofA Securities, Inc., the fees pursuant to (iii) noted above became void.

On September 28, 2021, the Company entered into an agreement with a financial advisor (the “Second Financial Advisor” and such agreement, the “Second Financial Advisor Agreement”) for services to be rendered in connection with the Company’s Initial Public Offering, pursuant to which the Company would pay the Second Financial Advisor (i) an amount equal to the aggregate number of securities sold in the Initial Public Offering multiplied by 0.02 and then further multiplied by 0.03 and (ii) an amount equal to the aggregate number of securities sold upon the underwriters’ partial exercise of the over-allotment option multiplied by 0.02 and then further multiplied by 0.03. The Company paid the Second Financial Advisor a total of $158,266 in the aggregate pursuant to (i) and (ii) noted above. Those fees were considered offering costs of the Company (see Note 2 for accounting policy for offering costs).

On August 18, 2022, the Company entered into an agreement with a legal advisor (the “Advisor”) for services to be rendered in connection with the consummation of a Business Combination, pursuant to which the Company would pay the Advisor a fee of 50,000 euros in connection with certain milestones, and a success fee of 600,000 euros contingent upon the successful completion of a Business Combination. Half of the 50,000 euro milestone fee became due and payable thirty days after the execution of the agreement, and the fee was paid to the Advisor in October 2022. On January 23, 2023, the Company and the Advisor entered into an amended agreement, pursuant to which, the previous unpaid portion of the milestone fee and the success fee were cancelled. Pursuant to the amended agreement, the Company would pay the advisor 25,000 euros upon the execution of the amended agreement, 25,000 euros on each of February 28, 2023 and March 31, 2023, 200,000 euros upon the execution of a share purchase agreement, and a success fee of 450,000 euros contingent upon the successful completion of a Business Combination. On April 30, 2023, Heramba and the Advisor entered into a second amended agreement, pursuant to which, Heramba assumed responsibility for the payment of the 25,000 euros due on each of February 28, 2023 and March 31, 2023, the 200,000 euro fee upon the execution of a share purchase agreement, and the success fee of 450,000 euros upon the completion of a Business Combination. The fees of 25,000 euros that were due to the Advisor on February 28, 2023 and March 31, 2023 that had previously been accrued were removed from the Company’s balance sheet, statement of operations, statement of shareholders’ equity, and statement of cash flows in connection with the second amended agreement.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

On August 24, 2022, the Company entered into an agreement with a consultant (the “Consultant”) for general project management and coordination of activities in connection with consummating a Business Combination, pursuant to which the Company shall pay a retainer of $25,000 upon each of signing of the letter of engagement and the acceptance of the terms of a Business Combination agreement. In addition a final retainer fee of $550,000 would be paid to the Consultant, contingent upon the closing of a Business Combination. In August 2023, the Company informed the Consultant of their intention to terminate the agreement in accordance with the terms of the agreement. The Company paid the Consultant the first retainer upon the signing of the letter of engagement. All other fees under the agreement were waived upon the termination.

On May 22, 2023, the Company entered into an agreement with a financial advisor (the “Third Financial Advisor”) for financial and market related advice customary with the consummation of a Business Combination, for the Company’s proposed Business Combination with Heramba. Pursuant to the agreement, the Company will pay an amount equal to (i) 2.0% of the enterprise value of Heramba as set forth in the Business Combination Agreement; plus (ii) 2.0% of (a) net cash remaining in the Trust Account that is actually delivered to Heramba at Closing plus (b) the net proceeds that are actually delivered to Heramba at Closing from any financing transaction by the Company or Heramba (the “Net Closing Proceeds”) up to and including $50,000,000; plus (iii) 4.0% of the amount (if any) by which the Net Closing Proceeds exceed $50,000,000 (collectively the “Transaction Fee”). In no event shall the Transaction Fee be less than $3,500,000. The Transaction Fee is due to the Third Financial Advisor only if the Business Combination is consummated, and as such is considered contingent upon the consummation of the Business Combination.

On July 20, 2023, the Company entered into an agreement with a capital markets advisor (the “Capital Markets Advisor”) for services such as securing an extension of the Business Combination Period, providing capital markets advice, advising on structure and terms of the Business Combination Agreement, and identifying finance opportunities in connection with a Business Combination. Pursuant to the agreement, the Company will pay the Capital Markets Advisor (i) an advisor fee in connection with the Extension and the Business Combination in an amount equal to $750,000 in the aggregate, plus an additional $750,000 if, in connection with the Extension, (a) the Capital Markets Advisor secures non-redemption agreements with the Company shareholders (the “Non-Redeeming Shareholders”) with respect to more than 7,500,000 Class A ordinary shares, in the aggregate, initially issued as part of units sold in the Company’s Initial Public Offering (the “Non-Redemption Shares”), (b) pursuant to the Non-Redemption Agreements, the Non-Redeeming Shareholders agree to receive less than or equal to 1,400,000 promote shares, in the aggregate, to be issued by the Company (or its successor) following the Business Combination, and (c) the Non-Redeeming Shareholders do not redeem the Non-Redemption Shares in connection with the Extension (the “Advisor Fee”); and (ii) a transaction fee in connection with a possible private placement of equity, equity-linked, convertible and/or debt securities or other capital or debt raising transaction to be consummated in connection with the Business Combination (the “Offering”), of an amount equal to (a) 4.0% of the gross proceeds from the private placement of $15,000,000 or more of equity or equity-linked securities or (b) 2.5% of the gross proceeds from the private placement of $30,000,000 or more of debt or convertible debt securities, in each case raised from investors first identified to the Company by the Capital Markets Advisor and received by the Company or any target simultaneously with or before the closing of the Offering (the “Offering Fee” and together with the Advisor Fee, the “CMA Transaction Fee”). No CMA Transaction Fee shall be payable if the Business Combination is not consummated. and as such the CMA Transaction Fee is considered contingent upon the consummation of the Business Combination.

NOTE 7. WARRANTS

As of December 31, 2023 and 2022, there were 13,188,830 Public Warrants and 8,425,532 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. Accordingly, unless holders purchase at least two Units, they will not be able to receive or trade a whole warrant. The warrants will expire five years after the date on which they first become exercisable, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the satisfying the obligations described below with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at the option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants the price Class A ordinary share equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants and the forward purchase warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period or the Company has elected to permit exercise on a “cashless” basis. If and when the warrants become redeemable by the Company, the Company may exercise the redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price Class A ordinary share equals or exceeds $10.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants and the forward purchase warrants):

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of the Class A ordinary shares except as otherwise described below;

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $10.00 per Public Share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

●	if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like), the Private Placement Warrants and the forward purchase warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of the Class A ordinary shares for the above purpose shall mean the volume-weighted average price of the Class A ordinary shares during the 10 trading days ending on the third trading day immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities, excluding forward purchase units, for capital raising purposes in connection with the closing of the initial Business Combination (excluding any forward purchase units) at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or their affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance, or the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A ordinary shares during the 10 trading day period starting on the trading day after the day on which the Company consummates the initial Business Combination, or, such price, the Market Value, is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described adjacent to “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described adjacent to the caption “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions.

The Company accounts for the 13,188,830 Public Warrants and 8,425,532 Private Placement Warrants, issued pursuant with the Initial Public Offering and partial exercise of the over-allotment option, in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability.

The accounting treatment of derivative financial instruments required that the Company record the warrants as derivative liabilities at fair value upon the closing of the Initial Public Offering. The warrant liabilities are subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities are adjusted to current fair value, with the change in fair value recognized in the Company’s condensed statements of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

NOTE 8. SHAREHOLDERS’ DEFICIT

Preference shares - The Company is authorized to issue 1,000,000 preference shares of $0.0001, par value. As of December 31, 2023 and 2022, there were no preference shares issued or outstanding.

Class A ordinary shares - The Company is authorized to issue 200,000,000 Class A ordinary shares, $0.0001 par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 17,473,772 and 26,377,660 Class A ordinary shares issued and outstanding, of which 10,879,358 and 26,377,660 Class A ordinary shares are subject to possible redemption, respectively. As of December 31, 2023, the remaining 6,594,414 shares are classified as permanent equity and are comprised of 6,594,414 shares that were converted from Class B common stock into Class A common stock.

Class B ordinary shares - The Company is authorized to issue 20,000,000 Class B ordinary shares, $0.0001 par value. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of December 31, 2023 and 2022, there were 1 and 6,594,415 Class B ordinary shares issued and outstanding.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single Class on all matters submitted to a vote of the shareholders except as required by law.

The Founder Shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share divisions, share dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities or rights exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of working capital loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

On August 1, 2023, pursuant to the Class B Conversion, the holders of the Founder Shares converted 6,594,414 Founder Shares from Class B ordinary shares to 6,594,414 Class A ordinary shares.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2023
Assets
Investments held in Trust Account:
Money market funds	$115,981,606	$115,981,606	$-	$-

Deferred offering costs	$17,393,949	$17,393,949	$-	$-

Liabilities
Accrued offering costs	$17,393,949	$17,393,949	$-	$-

Warrant liability - Public Warrants	$395,665	$395,665	$-	$-
Warrant liability - Private Placement Warrants	265,166	-	265,166	-
Warrant Liabilities	$660,831	$395,665	$265,166	$-

Description	Amount at Fair Value	Level 1	Level 2	Level 3
December 31, 2022
Assets
Investments held in Trust Account:
Money market funds	$267,475,787	$267,475,787	$-	$-

Liabilities
Derivative liability - forward purchase agreement	$318,735	$-	$-	$318,735

Warrant liability - Public Warrants	$527,553	$527,553	$-	$-
Warrant liability - Private Placement Warrants	337,022	-	337,022	-
Warrant Liabilities	$864,575	$527,553	$337,022	$-

The Company utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of December 31, 2023 and 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker PEGRW. The quoted price of the Public Warrants was $0.03 and $0.04 per warrant as of December 31, 2023 and 2022, respectively.

The Company utilized a Black-Scholes model for the initial valuation of the Private Placement Warrants. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield, which were considered Level 3 inputs. The estimated fair value of the Private Placement Warrants transferred from a Level 3 measurement to a Level 2 fair value measurement as of December 31, 2022 due to the use of an observable market quote for a similar asset in an active market. The Company estimates the volatility of its ordinary shares based on a back-solve lattice model which adjusts the trading price of the Public Warrants for the estimated probability of completing the initial Business Combination. However, since the back-solve lattice model did not produce a meaningful volatility for the Private Placement Warrants as of December 31, 2023 and 2022, the fair value of the Private Placement Warrants were set equal to the fair value of the Public Warrants. The fair value of the Private Placement Warrants was $0.03 and $0.04 per warrant as of December 31, 2023 and 2022, respectively.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. For the year-ended December 31, 2023, there were no transfers between either Level 1, 2 or 3 inputs.

The model used to estimate the fair value of the derivative liability for the forward purchase agreement is based on the assumption that the forward purchase securities are equivalent to the Company’s Units and determined, on a per unit basis, as the price of the Company’s Units less the present value of the contractually stipulated forward price of $10.00.

PROJECT ENERGY REIMAGINED ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

The following table provides the significant inputs to the model for the fair value of the forward purchase agreement:

	At October 2, 2023	At December 31, 2022

Fair value of unit	$10.82	$10.01
Unit forward price	$10.00	$10.00
Time to Business Combination (in years)	0.50	0.34
Risk-free rate	5.58%	4.54%
Discount factor	97.30%	98.50%
Fair value - derivative liability	$1.084	$0.159

The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Fair value as of January 1, 2022	$5,156,098
Unrealized gain	(4,500,341)
Transfer of Private Placement Warrants to Level 2 measurement	(337,022)
Fair value as of December 31, 2022	318,735
Unrealized loss	1,849,265
Extinguishment of forward purchase agreement	(2,168,000)
Fair value as of December 31, 2023	$-

The Company recognized an unrealized gain on the fair value of warrant liabilities of $203,744 and $11,239,468, in the statement of operations for the years ended December 31, 2023 and 2022, respectively. The Company recognized an unrealized loss on the fair value of derivative liability - forward purchase agreement of $1,849,265 in the statement of operations for the year ended December 31, 2023. The Company recognized an unrealized gain on the fair value of derivative liability - forward purchase agreement of $119,065 in the statement of operations for the year ended December 31, 2022.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than those subsequent events described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On January 26, 2024, the Company issued an unsecured promissory note (the “Note”) in the principal amount of up to $375,000 to Srinath Narayanan (the Company’s President and Chief Executive Officer), to be drawn down from time to time prior to the Maturity Date (as defined below) upon request by the Company. The Note does not bear interest and the principal balance will be payable on the earlier of: (i) the date on which the Company consummates its initial business combination and (ii) the date that the winding up of the Company is effective (such date, the “Maturity Date”). In the event that the Company does not consummate an initial business combination, the Note will be repaid only from amounts remaining outside of the Company’s trust account, if any. The Note is subject to customary events of default, the occurrence of certain of which automatically triggers the unpaid principal balance of the Note and all other sums payable with regard to the Note becoming immediately due and payable. As of the date of this filing, the Company has an outstanding balance under the Note of $350,000.

On April 3, 2024, the Company and the First Financial Advisor entered into an amendment to the First Financial Advisor Agreement, pursuant to which the First Financial Advisor agreed that any fees pursuant to (iii) were waived upon the date of the waiver of the deferred underwriting fees by J.P. Morgan Securities LLC and BofA Securities, Inc., and agreed that any services that have been provided by the First Financial Advisor after the Initial Public Offering will be paid by the Company to the First Financial Advisor, up to a maximum of $1,200,000, only if the Business Combination is consummated, and as such the payment is considered contingent upon the consummation of the Business Combination. See details relating to the First Financial Advisor Agreement at Note 6 of the financial statements.

On April 3, 2024, the Company and the Second Financial Advisor entered into an amendment to the Second Financial Advisor Agreement, pursuant to which the Company has agreed to cause 250,000 Class A ordinary shares of the Company (or equivalent securities of the post-combination company) to be delivered to the Second Financial Advisor as compensation for any services that have been provided by the Second Financial Advisor after the Initial Public Offering. Such shares will be delivered only if the Business Combination is consummated, and as such the delivery is considered contingent upon the consummation of the Business Combination. See details relating to the Second Financial Advisor Agreement at Note 6 of the financial statements.